UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 31, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.	Notice of Meeting and Management Information Circular; and
2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	March 31, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

Enbridge Inc.	March 8, 2016

Notice of 2016 Annual Meeting and

Management Information Circular

Annual Meeting of Shareholders of Enbridge Inc.

to be held on Thursday, May 12, 2016

in Calgary, Alberta, Canada

Letter to

Shareholders

Dear Shareholder,

It is our pleasure to invite you to

attend the Enbridge Inc. annual meeting

of shareholders on May 12, 2016

at the BMO Centre, Stampede Park,

Palomino Room, in Calgary.

This meeting is your opportunity to vote on the items of business, hear about our performance over the past year and learn more about our plans for making sure Enbridge Inc. remains one of your most valued investments.

You will also be able to meet the Board of Directors and senior management and talk to other Enbridge Inc. shareholders.

This document includes a formal notice of the meeting and the management information circular, which explains what the meeting will cover, the voting process, governance and other important information, such as how we make our compensation decisions and why. The package you received also includes our full 2015 annual report, if you asked us to send it to you.

It’s important to vote. Please take some time to review this document and then vote your common shares, either by proxy or by attending the meeting in person.

Sincerely,

Al Monaco

President & Chief Executive Officer

David A. Arledge

Chair, Board of Directors

Calgary, Alberta

March 8, 2016

Enbridge Inc. 2016 Management information circular        1

Notice of our 2016 annual

meeting of shareholders

You are invited to the Enbridge Inc. 2016 annual

meeting of shareholders.

When

May 12, 2016

1:30 p.m. (mountain daylight time) (MDT)

Where

BMO Centre, Stampede Park

Palomino Room

20 Roundup Way SE

Calgary, Alberta, Canada

Your vote is important

If you are a shareholder of record of Enbridge Inc. common shares at the close of business on March 17, 2016, you are entitled to receive notice of, attend and vote your common shares at this meeting or any adjournment of it. Please remember to vote your common shares.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you.

By order of the Board of Directors,

Items of business

1. receiving the audited consolidated financial statements and the report of the auditors for the year ended December 31, 2015;

2. electing the directors for the ensuing year;

3. appointing the auditors and authorizing the directors to set their remuneration;

4. participating in the advisory vote on our approach to executive compensation (“say on pay”);

5. voting on a shareholder proposal set forth in Appendix A to Enbridge’s management information circular; and

6. considering such other matters as may properly be brought before the meeting or any adjournment of the meeting.

Tyler W. Robinson Vice President & Corporate Secretary Calgary, Alberta March 8, 2016

Enbridge Inc. 2016 Management information circular        2

Management information circular

You have received this management information circular (circular) because you owned Enbridge common shares (Enbridge shares or common shares) at the close of business on March 17, 2016 (record date).

As a holder of Enbridge shares, you have the right to attend our annual meeting (meeting) of shareholders on May 12, 2016 and to vote your Enbridge shares. You can vote in person or by proxy, using the enclosed proxy form.

About this document

In this document, you and your mean holders of Enbridge shares. We, us, our, company and Enbridge mean Enbridge Inc. All dollar amounts are in Canadian dollars ($ or CA$) unless stated otherwise. US$ means United States of America (US) dollars.

This circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge for use at the meeting and any adjournment of the meeting.

This circular explains what the meeting will cover, the voting process and other important information you need to know, such as:

•	the directors who have been nominated to our Board of Directors (Board or Board of Directors);
•	the auditors;
•	our governance practices; and
•	2015 compensation for our directors and named executive officers.

This circular and proxy form will be mailed to shareholders on or close to March 31, 2016. Unless we state otherwise, information in this circular is as of March 8, 2016.

Voting

It’s important to vote your Enbridge shares. To encourage you to vote, Enbridge employees may contact you in person or by phone. We pay for the cost of soliciting your vote and our employees do not receive a commission or any other form of compensation for it.

Accessing documents

You will find important disclosure and governance documents on our website (www.enbridge.com), including our 2015 annual report, annual information form for the year ended December 31, 2015 and this circular. Financial information is provided in our annual financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2015, also available on our website. Copies of these documents are also available free of charge by contacting Investor Relations through our website or by phone, email or mail at:

Within North America             1.800.481.2804

Outside North America          1.403.231.5957

email: investor.relations@enbridge.com

Enbridge Inc. Investor Relations

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

You can also find these and other documents on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Communicating with the Board

You can write to our Board or to individual directors by contacting our Corporate Secretary:

Tyler W. Robinson, Vice President & Corporate Secretary

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

email: corporatesecretary@enbridge.com

Enbridge Inc. 2016 Management information circular        3

1. About the meeting

What the meeting will cover

There will be five items of business:

Financial statements

Our audited consolidated financial statements for the year ended December 31, 2015 and the report of the auditors thereon will be placed before the meeting. You can download a copy of our 2015 annual report from our website (www.enbridge.com) if you did not receive a copy with this package, or you can request a copy from our Corporate Secretary.

Directors

You will elect directors to our Board of Directors for a term of one year. See page 7. You can read about the nominated directors, including their backgrounds, experience and the committees of the Board (Board committees or any one, a committee) they sit on, beginning on page 9.

Auditors

You will vote on reappointing our auditors. See page 20. Representatives of PricewaterhouseCoopers LLP (PwC) will be at the meeting to answer any questions regarding their audit report. You can read about the services they provided in 2015 and the fees we paid them on page 21.

Having a “say on pay” (advisory vote)

You may also vote on our approach to executive compensation. This is a non-binding advisory vote. See page 21.

Shareholder proposal

You will vote on a shareholder proposal received from Qube Investment Management Inc. which is explained in further detail beginning on page 22 and in Appendix A to this circular.

Other business

As of the date of this circular, the Board and management are not aware of any other items of business to be brought before the meeting.

We need a quorum

We need a quorum to hold the meeting and transact business. This means the people attending the meeting must hold or represent by proxy at least 25% of the total number of issued and outstanding Enbridge shares.

Sending of materials

We are not using what is referred to as “notice-and-access” to send this circular and related materials to our shareholders for this meeting.

We are sending these materials directly to our registered shareholders and indirectly to all non-registered shareholders, including non-objecting beneficial owners, through their intermediaries. We will pay for an intermediary to deliver these materials and a voting instruction form to objecting beneficial owners.

Live audio webcast

We are broadcasting a live audio webcast of our 2016 meeting if you’re unable to attend in person. Be sure to check our website closer to the meeting date for details. We will also post a recording of the meeting on our website after we hold it.

Who can attend the meeting and vote

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. Preference shares do not have voting rights.

If you held common shares at the close of business on March 17, 2016, you are entitled and encouraged to attend the meeting or any adjournment, and vote your common shares. Each common share you hold represents one vote.

You must be registered to be admitted to the meeting.

Registration will take place outside of the Palomino Room at the BMO Centre, Stampede Park, Calgary, Alberta, Canada, beginning at 12:30 p.m. MDT, one hour before the meeting begins. Registered shareholders who hold their shares in their own name in the form of a share certificate will be required to register with our registrar and transfer agent, CST Trust Company. Beneficial shareholders who hold

Enbridge Inc. 2016 Management information circular        4

their shares through a broker, bank, trustee or nominee will be required to register with Broadridge Investor Communications Solutions. All shareholders should be prepared to present valid photo identification, such as a driver’s licence, passport or other government-issued identification. Cameras and recording devices will not be permitted in the meeting. For the safety and security of all those in attendance, all bags are subject to search and you may be required to check your bag prior to being admitted into the meeting.

Principal owners of common shares

As of March 8, 2016, there are 928,601,582 common shares issued and outstanding.

There are also 18 series of preference shares issued and outstanding. Preference shares do not have voting rights and none will be voting at the meeting.

The Board and management are not aware of any shareholder who directly or indirectly owns or exercises or directs control over more than 10% of our common shares.

How to vote

You can attend the meeting and vote your common shares in person or you can vote by proxy.

Hold common shares as both a registered and non-registered shareholder?

If some of your common shares are registered in your name and some are held by your nominee, you will need to follow two sets of voting instructions. Please follow the instructions carefully. The voting process is different for registered and non-registered shareholders.

Registered shareholders

You are a registered shareholder if you hold your common shares in your name (in such case, you have a physical share certificate). Registered shareholders have two ways to vote:

•	by proxy; or
•	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote on your behalf (called your proxyholder).

Al Monaco (President & Chief Executive Officer) and David A. Arledge (Chair of the Board or Chair) have agreed to act as the Enbridge proxyholders. Proxyholders must vote your common shares according to your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the meeting, a proxyholder can vote as he or she sees fit.

If you appoint the Enbridge proxyholders but do not indicate on the enclosed proxy form how you want to vote your common shares, they will vote as the Board of Directors recommends:

•	FOR electing the nominated directors;
•	FOR reappointing the auditors;
•	FOR the advisory vote on our approach to executive compensation; and
•	AGAINST the shareholder proposal from Qube Investment Management Inc.

You can appoint someone else to be your proxyholder. This person does not need to be a shareholder. To do so, do not check the names of the Enbridge proxyholders on your proxy form. Instead, check the second box and print the name of the person you want to act on your behalf. Make sure the person you’re appointing knows that you have appointed them as your proxyholder and that he or she needs to attend the meeting. Your proxyholder will need to register with our transfer agent when they arrive at the meeting. The registrar and transfer agent for our common shares is CST Trust Company.

Enbridge Inc. 2016 Management information circular        5

Registered shareholders who choose to vote by proxy can vote online, by phone, mail or fax. Choose the method you prefer and then carefully follow the voting instructions on the enclosed proxy form.

• Internet:	You can also appoint a proxyholder on the internet at www.cstvotemyproxy.com.
• Telephone:	You can also appoint a proxyholder by telephone by calling 1.888.489.7352.
• Mail or fax:	You can appoint a proxyholder by mail or fax by completing the enclosed proxy form, signing and dating it, and then sending it to:
CST Trust Company
Attn: Proxy department
P.O. Box 721
Agincourt, Ontario, Canada M1S 0A1
Fax: 1.866.781.3111 (toll-free in North America; outside of North America: 1.416.368.2502)

CST Trust Company must receive your instructions by 6 p.m. MDT on May 10, 2016 regardless of the voting method you choose. If the meeting is postponed or adjourned, your instructions must be received by 6 p.m. MDT two business days before the meeting is reconvened.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

If you are a registered shareholder and want to attend the meeting and vote in person, do not complete or return the enclosed proxy form. When you arrive at the meeting, please let our representatives know you are a registered shareholder and they will direct you to the CST Trust Company table to register.

Changing your vote

If you are a registered shareholder and you voted by proxy, you can change or revoke your voting instructions as set out below.

Changing your vote

You can change a vote you made by proxy by:

•	voting again on the internet or by telephone, or completing a new proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST Trust Company. Your new instructions will revoke your earlier instructions. CST Trust Company must receive your new instructions by 6 p.m. MDT on May 10, 2016 regardless of the voting method you choose. If the meeting is postponed or adjourned, CST Trust Company must receive your new instructions by 6 p.m. MDT two business days before the meeting is reconvened.

Revoking your vote

You can revoke a vote you made by proxy by:

•	sending us notice in writing (from you or a person authorized to sign on your behalf). We must receive it by 6 p.m. MDT on May 10, 2016, or by 6 p.m. MDT on the business day before the meeting is reconvened if it was postponed or adjourned. Send your notice to the Corporate Secretary, Enbridge Inc., 200, 425 - 1st Street S.W., Calgary, Alberta T2P 3L8 Fax: 1.403.231.5929;
•	giving your notice to the chair of the meeting before the start of the meeting. If you give the chair of the meeting your notice after the meeting has started, your revocation will apply only to the items of business that haven’t already been voted on; or
•	in any other manner permitted by law.

If your common shares are owned by a corporation, your notice must be under a corporate seal or issued by an authorized officer of the corporation or its attorney.

Registered shareholder voting question?

If you are a registered shareholder, contact our transfer agent, CST Trust Company, at 1.800.387.0825 or www.canstockta.com, for any voting questions.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution (your nominee) holds your common shares for you in a nominee account. This means you do not have a physical share certificate but your common shares are recorded on the nominee’s electronic system.

Beneficial shareholders have two ways to vote:

•	by voting instructions; or
•	by attending the meeting and voting in person.

Enbridge Inc. 2016 Management information circular        6

Voting by voting instructions

Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting.

If you are a beneficial shareholder, your nominee is considered to be the registered shareholder and you will need to follow the voting instructions provided by your nominee to ensure your Enbridge shares are voted in the manner you wish.

Each nominee has its own instructions, but you can generally vote online, by phone, mail or fax. Carefully follow the instructions on the voting information form in the package sent to you by your nominee. Your nominee needs enough time to receive your instructions and then send them to our transfer agent, and so it is important to complete the form promptly.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

If you are a beneficial shareholder and you want to attend the meeting and vote in person, your nominee needs to appoint you as proxyholder. We do not have a record of the number of common shares you own or how many votes they represent because your common shares are held in a nominee account and are not registered in your name. Print your name on the voting instruction form you received from your nominee and carefully follow the instructions provided. Do not indicate your voting instructions. When you arrive at the meeting, please let our representatives know you are a beneficial shareholder and they will direct you to the Broadridge Investor Communications Solutions table to register.

Changing your vote

If you vote by proxy, you can change or revoke your voting instructions, but the process and timing is different depending on whether you are a registered or beneficial shareholder.

If you are a beneficial shareholder, contact your nominee to find out how to change or revoke your vote and the timing requirements, or for other voting questions.

Beneficial shareholder voting question?

If you are a beneficial shareholder, contact your nominee for any voting questions.

Voting results

We need a simple majority (at least 50% plus one vote) of all votes cast to elect the nominated directors, appoint the auditors and approve our approach to executive compensation. The shareholder proposal also requires a simple majority of votes cast. Management and the Board recommend that shareholders vote against the shareholder proposal.

Electing our directors

You will elect 11 directors to the Board at the meeting. All 11 directors who were elected at last year’s annual and special meeting of shareholders are standing for re-election to the Board.

All of the directors are independent, except for Al Monaco, our President & Chief Executive Officer. There is no family relationship between any of the nominated directors. Shareholders elect directors to the Board for a term of one year, until the end of the next annual meeting.

You can vote for all 11 of the nominated directors, vote for some and withhold your vote for others, or withhold your votes for all of them. Unless you instruct otherwise, the Enbridge proxyholders will vote for electing each of the nominated directors.

The Board unanimously recommends that shareholders vote FOR the election of each of the nominees set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors have been elected.

Majority voting

Under Enbridge’s General Guidelines for the Board, any nominee for director in an uncontested election who receives more withheld votes than for votes (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), will immediately resign and will not participate in any meeting of the Board or any committee thereof at which the resignation is considered. The Board, on the recommendation of the Governance Committee, will determine whether or not to accept the resignation within 90 days after the date of the meeting, and will accept the resignation absent exceptional circumstances. Enbridge will promptly issue a news release with the Board’s decision, and if the Board determines not to accept a resignation, the news release will state the reasons for that decision. The director’s resignation will be effective when accepted by the Board. If the Board accepts the director’s resignation, it can appoint a new director to fill the vacancy.

Enbridge Inc. 2016 Management information circular        7

Board size

Our articles allow us to have up to 15 directors. The Board believes that 11 directors provide the skills and experience we need to make decisions effectively and meet the needs of the standing Board committees. The Board has the ability to appoint additional directors between shareholder meetings and may do so for a number of reasons, including for Board succession planning purposes. In such cases, shareholders will have the right to vote for or withhold their votes from such interim directors at the next annual meeting of shareholders.

Enbridge Inc. 2016 Management information circular        8

Director profiles

The profiles that follow provide information about the nominated directors, including their backgrounds, experience, current directorships, securities held and the Board committees they sit on. Additional information regarding skills and experience of our directors can be found beginning on page 19.

David A. Arledge Age 71 Naples, Florida, USA Independent Director since January 1, 2002 Chair of the Board since May 2005 Latest date of retirement May 2020	From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, retiring in 2001 as Chair, President & Chief Executive Officer. Mr. Arledge holds a BBA (Bachelor of Business Administration) and an LLB (Bachelor of Laws), both from the University of Texas at Austin.
	Enbridge Board/Board committee memberships				2015 meeting attendance[1]
	Board of Directors				9 out of 9		100%
	Audit, Finance & Risk[2]				4 out of 4		100%
	Corporate Social Responsibility[2]				4 out of 4		100%
	Governance[2]				4 out of 4		100%
	Human Resources & Compensation[2]				6 out of 6		100%
	Safety & Reliability[2]				4 out of 4		100%
	Total				31 out of 31		100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 99.41%
	2014 votes in favour: 99.76%
	2013 votes in favour: 98.51%
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2016	32,600	56,891		$4,462,916		$705,000
	2015	32,600	51,700		$4,882,656		$705,000
	Other board/board committee memberships[7]
	None

James J. Blanchard Age 73 Beverly Hills, Michigan, USA Independent Director since January 25, 1999 Latest date of retirement May 2018[8]	Governor Blanchard has practised law with DLA Piper LLP (US) (law firm) in Michigan and Washington, D.C.
since 1996 and is the Chair Emeritus and Partner, Government Affairs of that firm. From 1993 to 1996,
Governor Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for
eight years and served eight years in the United States Congress. Governor Blanchard holds a BA (Bachelor of Arts) and MBA (Master of Business Administration) from Michigan State University and a JD (Juris Doctor)
from the University of Minnesota.
Enbridge Board/Board committee memberships				2015 meeting attendance[1]
Board of Directors				9 out of 9		100%
Corporate Social Responsibility (chair)				4 out of 4		100%
Governance				4 out of 4		100%
Total				17 out of 17		100%
Director Voting Results in Preceding Three Years
2015 votes in favour: 99.32%
2014 votes in favour: 99.74%
2013 votes in favour: 98.49.%
Enbridge securities held[3]
Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
2016	15,881	108,638		$6,209,763		$705,000
2015	14,027	103,006		$6,778,551		$705,000
Other board/board committee memberships[7,9,10]
Not-for-profit[7]
National Archives Foundation (US) (not-for-profit)				Member, board of directors Vice Chair
National Democratic Institute (not-for-profit)				Co-Chair, Ambassador’s Circle
The Canada-United States Law Institute (not-for-profit)				US Co-Chair

Enbridge Inc. 2016 Management information circular        9

Marcel R. Coutu Age 62 Calgary, Alberta, Canada Independent Director since July 28, 2014 Latest date of retirement May 2029	Mr. Coutu was the Chairman of Syncrude Canada Ltd. (integrated oil sands project) from 2003 to 2014 and was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 until January 2014. From 1999 to 2001, he was Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited. Prior to 1999, Mr. Coutu held various executive positions with TransCanada PipeLines Limited and various positions in the areas of corporate finance, investment banking and mining and oil and gas exploration and development. Mr. Coutu holds an HBSc (Bachelor of Science, Honours Earth Science) and an MBA (Master of Business Administration) from the University of Western Ontario.
	Enbridge Board/Board committee memberships				2015 meeting attendance[1]
	Board of Directors				9 out of 9		100%
	Audit, Finance & Risk				4 out of 4		100%
	Human Resources & Compensation[11]				3 out of 3		100%
	Safety & Reliability[11]				2 out of 2		100%
	Total				18 out of 18		100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 99.48% (first year elected)
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2016	29,400	1,607		$1,546,319		$705,000
	2015	20,000	451		$1,184,522		$705,000
	Other board/board committee memberships[7]
	Public[7]
	Brookfield Asset Management Inc. (public global asset management company)				Director Member, audit committee and management, resources and compensation committee
	Power Corporation of Canada (public international management and holding company)				Director Member, audit committee and compensation committee
	The Great-West Lifeco Inc. (public international financial services holding company that is an indirect subsidiary of Power Corporation of Canada)				Director Member, compensation committee, executive committee, investment committee, governance and nominating committee and risk committee
	IGM Financial Inc. (public personal financial services company that is an indirect subsidiary of Power Corporation of Canada)				Director Member, executive committee, investment committee and compensation committee
	Private[7]
	Enbridge Gas Distribution Inc. (utilities company with no publicly listed equity that is an indirect, wholly-owned subsidiary of Enbridge; a reporting issuer because of publicly issued debt)				Director Member, audit committee
	Not-for-profit[7]
	Calgary Exhibition and Stampede Board				Director

Enbridge Inc. 2016 Management information circular        10

J. Herb England Age 69 Naples, Florida, USA Independent Director since January 1, 2007 Latest date of retirement May 2022	Mr. England has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Brewing Company – Prairie Region (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited. Mr. England holds a BA (Bachelor of Arts) from the Royal Military College of Canada and an MBA (Master of Business Administration) from York University. He also has a CA (Chartered Accountant) designation.
Enbridge Board/Board committee memberships	2015 meeting attendance[1]
Board of Directors	9 out of 9	100%
Audit, Finance & Risk (chair)	4 out of 4	100%
Human Resources & Compensation[12]	3 out of 3	100%
Total	16 out of 16	100%
Director Voting Results in Preceding Three Years
2015 votes in favour: 97.23%
2014 votes in favour: 97.63%
2013 votes in favour: 95.56%
Enbridge securities held[3]
Year	Enbridge shares	[13]	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
2016	7,031	54,849	$3,085,956	$705,000
2015	2,120	51,172	$3,086,673	$705,000
Other board/board committee memberships[7]
Public[7]

Enbridge Energy Management, L.L.C.

(public management company that manages the business of Enbridge Energy Partners, L.P. (EEP), a public master limited partnership in which Enbridge holds an interest; Enbridge indirectly holds 100% of the unlisted voting shares)

Director Chair, audit, finance & risk committee
FuelCell Energy, Inc. (public fuel cell company in which Enbridge holds a small interest)	Director Member, audit & finance committee Chair, compensation committee
Private[7]
Enbridge Commercial Trust (private subsidiary of Enbridge Income Fund)	Trustee Member, audit, finance & risk committee and safety & reliability committee
Enbridge Energy Company, Inc. (private company that is an indirect, wholly-owned subsidiary of Enbridge and general partner of EEP)	Director Chair, audit, finance & risk committee
Enbridge Gas Distribution Inc. (utilities company with no publicly listed equity that is an indirect, wholly-owned subsidiary of Enbridge; a reporting issuer because of publicly issued debt)	Director Chair, audit finance & risk committee

Enbridge Income Partners GP Inc.

(private company that is a subsidiary of Enbridge and general partner of Enbridge Income Partners LP, a limited partnership in which Enbridge and Enbridge Income Fund hold an interest)

Director
Enbridge Pipelines Inc. (pipeline company with no publicly listed equity that is a subsidiary of Enbridge; a reporting issuer because of publicly issued debt)	Director Member, audit, finance & risk committee and safety & reliability committee

Midcoast Holdings, L.L.C.

(private company that is a wholly-owned subsidiary of Enbridge Energy Partners, L.P., and the general partner of Midcoast Energy Partners, L.P., a public master limited partnership in which Enbridge holds an interest)

Director Chair, audit finance & risk committee
Stahlman-England Irrigation Inc. (private contracting company)	Chair, board of directors Chief executive officer
USA Grading Inc. (private excavating & grading and underground utilities company)	Director

Enbridge Inc. 2016 Management information circular        11

Charles W. Fischer Age 65 Calgary, Alberta, Canada Independent Director since July 28, 2009 Latest date of retirement May 2025	Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. (oil and gas company) from 2001 to 2008. From 1994 to 2001, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen’s conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd. (oil and gas company), Hudson’s Bay Oil & Gas Ltd. (oil and gas company), Bow Valley Industries Ltd. (oil and gas company), Sproule Associates Ltd. (petroleum consulting firm) and Encor Energy Ltd. (oil and gas company). Mr. Fischer holds a BSc (Bachelor of Science in Chemical Engineering) and an MBA (Master of Business Administration), both from the University of Calgary.
	Enbridge Board/Board committee memberships					2015 meeting attendance[1]
	Board of Directors					9 out of 9		100%
	Audit, Finance & Risk					4 out of 4		100%
	Human Resources & Compensation					6 out of 6		100%
	Safety & Reliability (chair)					4 out of 4		100%
	Total					23 out of 23		100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 98.29%
	2014 votes in favour: 98.17%
	2013 votes in favour: 95.73%
	Enbridge securities held[3]
	Year	Enbridge shares	[14]	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2016	11,250		21,941		$1,655,235		$705,000
	2015	11,250		18,777		$1,739,164		$705,000
	Other board/board committee memberships[7]
	Public[7]
	Enbridge Income Fund Holdings Inc. (public holding company in which Enbridge holds an interest)					Director
	Pure Technologies Ltd. (public technology company)					Director Member, audit and compensation committees
	Private[7]
	Enbridge Commercial Trust (private subsidiary of Enbridge Income Fund)					Trustee Chair, safety & reliability committee Member, audit, finance & risk committee

Enbridge Income Partners GP Inc.

(private company that is a subsidiary of Enbridge and general partner of Enbridge Income Partners LP, a limited partnership in which Enbridge and Enbridge Income Fund hold an interest)

						Director
	Enbridge Pipelines Inc. (pipeline company with no publicly listed equity that is an indirect subsidiary of Enbridge; a reporting issuer because of publicly issued debt)					Director Member, audit, finance & risk committee Chair, safety & reliability committee
	Public agency[7]
	Alberta Innovates – Energy and Environmental Solutions (public agency – energy and environmental technology innovation)					Director Member, governance & human resources committee

Enbridge Inc. 2016 Management information circular        12

V. Maureen Kempston Darkes Age 67 Toronto, Ontario, Canada Lauderdale-by-the-Sea, Florida, USA Independent Director since November 2, 2010 Latest date of retirement May 2024	Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East, General Motors Corporation (automotive corporation and vehicle manufacturer). From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation. Ms. Kempston Darkes holds a BA (Bachelor of Arts) and an LLB (Bachelor of Laws), both from the University of Toronto.
	Enbridge Board/Board committee memberships				2015 meeting attendance[1]
	Board of Directors				9 out of 9		100%
	Corporate Social Responsibility				4 out of 4		100%
	Human Resources & Compensation				6 out of 6		100%
	Safety & Reliability				4 out of 4		100%
	Total				23 out of 23		100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 97.85%
	2014 votes in favour: 98.12%
	2013 votes in favour: 95.63%
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2016	20,346	14,346		$1,730,090		$705,000
	2015	17,765	12,705		$1,764,822		$705,000
	Other board/board committee memberships[7,15]
	Public[7]
	Brookfield Asset Management Inc. (public global asset management company)				Director Chair, risk management committee Member, management resources and compensation committee
	Balfour Beatty plc (public infrastructure services company listed in the UK)				Director Chair, safety & sustainability committee Member, remuneration committee
	Canadian National Railway Company (public railway company)				Director Chair, environment, safety & security committee Member, audit, corporate governance, finance and strategic planning committees
	Schlumberger Limited (public supplier of technology, integrated project management and information solutions in oil and gas industry)				Director Chair, audit committee

Enbridge Inc. 2016 Management information circular        13

Al Monaco Age 56 Calgary, Alberta, Canada Not independent Director since February 27, 2012 Latest date of retirement May 2035	Mr. Monaco joined Enbridge in 1995 and has held increasingly senior positions. He has been President & Chief Executive Officer of Enbridge since October 1, 2012 and has served as President of Enbridge since February 27, 2012. Mr. Monaco holds an MBA (Master of Business Administration) from the University of Calgary and has a Chartered Professional Accountant designation.
	Enbridge Board/Board committee memberships[16]				2015 meeting attendance[1]
	Board of Directors				9 out of 9		100%
Director Voting Results in Preceding Three Years
2015 votes in favour: 99.53%
2014 votes in favour: 99.81%
2013 votes in favour: 98.63%
Enbridge securities held[3]
	Year	Enbridge shares	[17]	Stock options	Total market value of Enbridge shares (excluding stock options	)[5]	Minimum required	[18]
	2016	374,780		2,593,700	$18,690,279		—
	2015	192,201		2,761,300	$11,132,282		—
Other board/board committee memberships[7]
Private[7]
	Enbridge Commercial Trust (private subsidiary of Enbridge Income Fund)				Trustee
	Enbridge Gas Distribution Inc. (utilities company with no publicly listed equity that is an indirect, wholly-owned subsidiary of Enbridge; a reporting issuer because of publicly issued debt)				Director

Enbridge Income Partners GP Inc.

(private company that is a subsidiary of Enbridge and general partner of Enbridge Income Partners LP, a limited partnership in which Enbridge and Enbridge Income Fund hold an interest)

Director
	Enbridge Pipelines Inc. (pipeline company with no publicly listed equity that is an indirect subsidiary of Enbridge; a reporting issuer because of publicly issued debt)				Director
Not-for-profit[7]
	American Petroleum Institute (not-for-profit trade association)				Director
	C.D. Howe Institute (not-for-profit public policy institute)				Director
	Business Council of Canada (not-for-profit, non-partisan organization composed of CEOs of Canada’s leading enterprises)				Member

George K. Petty Age 74 San Luis Obispo, California, USA Independent Director since January 2, 2001 Latest date of retirement May 2017[20]	Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T (telecommunications company) and Chair of the Board of Directors of World Partners, the Global Telecom Alliance. Mr. Petty holds a BSc (Bachelor of Science in Electrical Engineering) from New Mexico State University.
	Enbridge Board/Board committee memberships						2015 meeting attendance[1]
	Board of Directors					9 out of 9	100%
	Audit, Finance & Risk					4 out of 4	100%
	Corporate Social Responsibility					4 out of 4	100%
	Total					17 out of 17	100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 99.06%
	2014 votes in favour: 99.56%
	2013 votes in favour: 98.53%
	Enbridge securities held[3]
	Year	Enbridge shares	[19]	DSUs	[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required	[6]
	2016	1,894		72,192		$3,694,669	$705,000
	2015	1,894		63,699		$3,799,147	$705,000
	Other board/board committee memberships[7]
	None

Enbridge Inc. 2016 Management information circular        14

Rebecca B. Roberts Age 63 The Woodlands, Texas, USA Independent Director since March 15, 2015 Latest date of retirement May 2028	Ms. Roberts was President of Chevron Pipe Line Company (pipeline company) from 2006 to 2011 where she was responsible for Chevron’s US network of pipelines transporting crude oil, natural gas and petroleum products and for supporting pipeline development projects worldwide. From 2003 to 2006, she was President of Chevron Global Power Generation which owned and operated assets in the US and Asia and provided technical support globally. She held various other management and technical positions with Chevron, its predecessors and its subsidiaries from 1974 to 2003. Ms. Roberts holds a BSc (Bachelor of Science) in Chemistry from McNeese State University.
	Enbridge Board/Board committee memberships				2015 meeting attendance[1]
	Board of Directors[21]				8 out of 8		100%
	Safety & Reliability Committees[21]				3 out of 3		100%
	Governance Committee[21]				3 out of 3		100%
	Total				14 out of 14		100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 99.67% (first year elected)
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares & DSUs	[5]	Minimum required	[6]
	2016	2,700	2,422		$255,434		$705,000
	2015	—	—		—		$705,000
	Other public and private company board/board committee memberships[7]
	Public[7]
	MSA Safety Incorporated (public development, manufacture and supplier of safety products)				Director Member, compensation committee
	Black Hills Corporation (public diversified energy company whose regulated and non-regulated businesses generate wholesale electricity and produce natural gas, oil and coal)				Director Chair, governance committee Member, compensation committee

Dan C. Tutcher Age 67 Houston, Texas, USA Independent Director since May 3, 2006 Latest date of retirement May 2024	Mr. Tutcher has been President, Chief Executive Officer & Chair of the Board of Trustees of Center Coast MLP & Infrastructure Fund since 2013. Since its inception in 2007, Mr. Tutcher has also been a Principal in Center Coast Capital Advisors L.P. (investment adviser). He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (public management company in which Enbridge holds 100% of the unlisted voting shares) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the Board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc. Mr. Tutcher holds a BBA (Bachelor of Business Administration) from Washburn University.
	Enbridge Board/Board committee memberships						2015 meeting attendance[1]
	Board of Directors					9 out of 9	100%
	Corporate Social Responsibility					4 out of 4	100%
	Governance (chair)					4 out of 4	100%
	Total					17 out of 17	100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 99.51%
	2014 votes in favour: 99.72%
	2013 votes in favour: 98.54%
	Enbridge securities held[3]
	Year	Enbridge shares	[22]	DSUs	[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required	[6]
	2016	635,167		72,425		$35,287,613	$705,000
	2015	659,173		63,679		$41,867,588	$705,000
	Other board/board committee memberships[7]
	Public[7]
	Center Coast MLP & Infrastructure Fund (public investment company)					President and Chairman of the Board of Trustees

Enbridge Inc. 2016 Management information circular        15

Catherine L. Williams Age 65 Calgary, Alberta, Canada Independent Director since November 1, 2007 Latest date of retirement May 2026	Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas company) from 2003 to 2007. Prior thereto, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2003. Ms. Williams holds a BA (Bachelor of Arts) from the University of Western Ontario and an MBA (Master of Business Administration, Finance) from Queen’s School of Business (now Smith School of Business at Queen’s University).
	Enbridge Board/Board committee memberships				2015 meeting attendance[1]
	Board of Directors				9 out of 9		100%
	Audit, Finance & Risk				4 out of 4		100%
	Human Resources & Compensation (chair)				6 out of 6		100%
	Safety & Reliability				4 out of 4		100%
	Total				23 out of 23		100%
	Director Voting Results in Preceding Three Years
	2015 votes in favour: 98.33%
	2014 votes in favour: 98.20%
	2013 votes in favour: 95.70%
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares & DSUs	[5]	Minimum required	[6]
	2016	39,029	32,261		$3,555,232		$705,000
	2015	35,428	28,658		$3,711,861		$705,000
	Other board/board committee memberships[7]
	Public[7]
	Vermilion Energy Inc. (public oil and gas company)				Director Member, audit and governance and human resources committees
	Private[7]
	Enbridge Commercial Trust (private subsidiary of Enbridge Income Fund)				Trustee Member, audit, finance & risk committee and safety & reliability committee

Enbridge Income Partners GP Inc.

(private company that is a subsidiary of Enbridge and general partner of Enbridge Income Partners LP, a limited partnership in which Enbridge and Enbridge Income Fund hold an interest)

					Director
	Enbridge Pipelines Inc. (pipeline company with no publicly listed equity that is an indirect subsidiary of Enbridge; a reporting issuer because of publicly issued debt)				Director Member, audit, finance & risk committee and safety & reliability committee

1.	Percentages are rounded to the nearest whole number.
2.	Mr. Arledge is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
3.	Information about beneficial ownership and about securities controlled or directed by our proposed directors is provided by the nominees and is as at March 3, 2015 and March 8, 2016, respectively.
4.	DSUs refer to deferred share units and are defined on page 41 of this circular.
5.	Total market value = number of common shares or deferred share units × closing price of Enbridge shares on the Toronto Stock Exchange (TSX) of $57.92 on March 3, 2015 and $49.87 on March 8, 2016. Amounts are rounded to the nearest dollar.
6.	The annual Board retainer of $235,000 was not increased in 2015. Directors must hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. All directors meet or exceed this requirement, other than Ms. Roberts, who has until March 15, 2020 to meet this requirement.
7.	Public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US, or both, and that has publicly listed equity securities. Private means a corporation or trust (i) that is not a reporting issuer or registrant or (ii) that is a reporting issuer or registrant with publicly issued debt securities but it does not have any publicly listed equity securities.
Not-for-profit means a corporation, society or other entity organized for a charitable, civil or other social purpose which does not generate profits for its members. Public agency means an organization funded by government for a specific purpose.
8.	In November 2015, Governor Blanchard received unanimous Board approval to extend his term after age 73 by up to an additional two years. See Director term limits on page 30.
9.	The Ontario Securities Commission, the British Columbia Securities Commission and the Autorité des marchés financiers issued a management cease trade order against insiders of Bennett Environmental Inc. (Bennett) on April 10, 2006, and another cease trade order on April 24, 2006 after Bennett failed to file its annual financial statements and related MD&A for the year ended December 31, 2005. The orders prevented certain Bennett directors, officers and insiders, including Governor Blanchard, from trading Bennett securities until the commissions received the documents. Bennett filed the required documents on May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard was a director of Bennett until August 7, 2006.
10.	On May 31, 2004 and again on April 10, 2006, certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited were prohibited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited pursuant to management cease trade orders issued by the Ontario Securities Commission and certain other provincial securities regulators in connection with delays in the filing of certain financial statements. Following the filing of the required financial statements, the Ontario Securities Commission and subsequently the other provincial securities regulators lifted such cease trade orders effective June 21, 2005 and June 8, 2006, respectively. Governor Blanchard was a director of Nortel Networks Corporation until June 29, 2005. At no time did the above noted cease trade orders apply to Governor Blanchard.
11.	Mr. Coutu was appointed to the Human Resources & Compensation Committee and ceased to be a member of the Safety & Reliability Committee effective May 6, 2015.
12.	Mr. England ceased to be a member of the Human Resources & Compensation Committee effective May 6, 2015.
13.	Mr. England also owns 8,626 units of Enbridge Energy Partners, L.P. and 5,000 units of Midcoast Energy Partners, L.P.
14.	Mr. Fischer also owns 27,100 shares of Enbridge Income Fund Holdings Inc.
15.	Ms. Kempston Darkes was an executive officer of General Motors Corporation (GM) from January 1, 2002 to December 1, 2009. GM filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets.

Enbridge Inc. 2016 Management information circular        16

16.	Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.
17.	Mr. Monaco also owns 8,150 shares of Enbridge Income Fund Holdings Inc.
18.	As President & Chief Executive Officer, Mr. Monaco is required to hold Enbridge shares equal to five times his base salary (see page 81). Mr. Monaco is not required to hold Enbridge shares as a director.
19.	Mr. Petty also owns 12,622 shares of Enbridge Energy Management, L.L.C., 5,234 units of Enbridge Energy Partners, L.P. and 400 units of Midcoast Energy Partners, L.P.
20.	In February 2015, Mr. Petty received unanimous Board approval to extend his term after age 73 by up to an additional two years. See Director term limits on page 30.
21.	Ms. Roberts was appointed to the Board, the Safety & Reliability Committee and the Governance Committee effective March 15, 2015.
22.	Mr. Tutcher also owns 70,871 shares of Enbridge Energy Management, L.L.C. and 40,000 units of Enbridge Energy Partners, L.P.

2015 director voting results

The 2015 director voting results are available on our website at (www.enbridge.com) and are also available on SEDAR (www.sedar.com). The percentage of votes that were in favour of individual directors at the annual meeting of shareholders for the preceding three years is shown in their profiles on the preceding pages of this circular.

Director independence

Director nominees	Independent	Non-Independent	Reason for non-independence
David A. Arledge	●
James J. Blanchard	●
Marcel R. Coutu	●
J. Herb England	●
Charles W. Fischer	●
V. Maureen Kempston Darkes	●
Al Monaco		●	President & Chief Executive Officer of the company
George K. Petty	●
Rebecca B. Roberts	●
Dan C. Tutcher	●
Catherine L. Williams	●

Board committee participation

Director	Audit, Finance & Risk Committee	Corporate Social Responsibility Committee	Governance Committee	Human Resources & Compensation Committee	Safety & Reliability Committee
Management directors – not independent
Al Monaco
Outside directors – independent
David A. Arledge[1]
James J. Blanchard		committee chair	●
Marcel R. Coutu[2,3]	●			●
J. Herb England[2,4]	committee chair
Charles W. Fischer	●			●	committee chair
V. Maureen Kempston Darkes		●		●	●
George K. Petty	●	●
Rebecca B. Roberts[5]			●		●
Dan C. Tutcher		●	committee chair
Catherine L. Williams[2]	●			committee chair	●

1.	Mr. Arledge is not a member of any of the committees of the Board. He attends most of the committee meetings in his capacity as Chair of the Board.
2.	Mr. Coutu, Mr. England and Ms. Williams each qualify as an audit committee financial expert, as defined under the US Securities Exchange Act of 1934. The Board has also determined that all the members of the Audit, Finance & Risk Committee are financially literate, according to the meaning of National Instrument 52-110 – Audit Committees (NI 52-110) and the rules of the New York Stock Exchange (NYSE).
3.	Mr. Coutu was appointed to the Human Resources & Compensation Committee and ceased to be a member of the Safety & Reliability Committee effective May 6, 2015.
4.	Mr. England ceased to be a member of the Human Resources & Compensation Committee effective May 6, 2015.
5.	Ms. Roberts was appointed to the Safety & Reliability Committee and the Governance Committee effective March 15, 2015.

Enbridge Inc. 2016 Management information circular        17

Board and Board committee meetings

Board/committee	Total number of meetings	In camera sessions	Overall attendance
Board	9	9	100%
Audit, Finance & Risk Committee	4	4	100%
Corporate Social Responsibility Committee	4	4	100%
Governance Committee	4	4	100%
Human Resources & Compensation Committee	6	6	100%
Safety & Reliability Committee	4	4	100%
Total	31	31	100%

Director attendance

	Board of Directors meetings (9 meetings)		Board committee meetings
			Audit, Finance & Risk (4 meetings)		Corporate Social Responsibility (4 meetings)		Governance (4 meetings)		Human Resources & Compensation (6 meetings)		Safety & Reliability (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
David A. Arledge[1]	9	100	4	100	4	100	4	100	6	100	4	100
James J. Blanchard	9	100	–	–	4	100	4	100	–	–	–	–
Marcel R. Coutu[2]	9	100	4	100	–	–	–	–	3	100	2	100
J. Herb England[3]	9	100	4	100	–	–	–	–	3	100	–	–
Charles W. Fischer	9	100	4	100	–	–	–	–	6	100	4	100
V. Maureen Kempston Darkes	9	100	–	–	4	100	–	–	6	100	4	100
Al Monaco[4]	9	100	–	–	–	–	–	–	–	–	–	–
George K. Petty	9	100	4	100	4	100	–	–	–	–	–	–
Rebecca B. Roberts[5]	8	100	–	–	–	–	3	100	–	–	3	100
Dan C. Tutcher	9	100	–	–	4	100	4	100	–	–	–	–
Catherine L. Williams	9	100	4	100	–	–	–	–	6	100	4	100

1.	Mr. Arledge is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
2.	Mr. Coutu was appointed to the Human Resources & Compensation Committee and ceased to be a member of the Safety & Reliability Committee effective May 6, 2015.
3.	Mr. England ceased to be a member of the Human Resources & Compensation Committee effective May 6, 2015.
4.	Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.
5.	Ms. Roberts was appointed to the Board, as well as the Governance Committee and the Safety & Reliability Committee, effective March 15, 2015.

Enbridge Inc. 2016 Management information circular        18

Mix of skills and experience

We maintain a skills and experience matrix for our directors in areas we think are important for a company like ours. We use this skills matrix to annually assess our board composition and in the recruitment of new directors.

Expertise	Arledge	Blanchard	Coutu	England	Fischer	Kempston Darkes	Monaco	Petty	Roberts	Tutcher	Williams
Managing and leading growth	●	●	●	●	●	●	●	●	●	●	●
International	●	●	●	●	●	●		●	●	●	●
Chief Executive Officer/Senior Officer	●	●	●	●	●	●	●	●	●	●	●
Governance/Board	●	●	●	●	●	●	●	●	●	●	●
Operations	●		●		●		●		●	●	●
Sustainable Development	●	●	●	●	●	●	●	●	●	●	●
Marketing			●		●		●		●	●
Human Resources/Compensation			●	●	●	●	●	●	●		●
Investment Banking/Mergers & Acquisitions	●		●	●	●		●	●		●	●
Finance	●	●	●	●	●	●	●	●	●	●	●
Information Technology					●			●			●
Health, Safety, Environmental and Social Responsibility	●	●	●		●	●	●	●	●	●
Government Relations	●	●	●	●	●	●	●	●		●
Emerging Sectors	●		●	●	●	●	●	●	●	●

Director tenure

The graph and table below shows the director tenure of the proposed nominee directors. The average tenure is 8.4 years. For further information on our guidelines for director retirement and the latest date of retirement of each director, please refer to Identifying new candidates on page 30 and the Director profiles beginning on page 9 of this circular.

Interlocking relationships

Consistent with the Director profiles, for purposes of the tables below:

•	public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US, or both, and that has publicly listed equity securities; and
•	private means a corporation or trust (i) that is not a reporting issuer or registrant or (ii) that is a reporting issuer or registrant with publicly issued debt securities but it does not have any publicly listed equity securities.

Enbridge Inc. 2016 Management information circular        19

The Board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our Board.

Directors	Serve together on this board of a public company	Serve on these committees
Marcel R. Coutu	Brookfield Asset Management Inc.	audit committee and management, resources and compensation committee
V. Maureen Kempston Darkes		management, resources and compensation committee and chair, risk management committee

Directors	Served together on these boards of private entities	Served on these committees
J. Herb England	Enbridge Commercial Trust[1]	audit, finance & risk committee and safety & reliability committee
Charles W. Fischer		audit, finance & risk committee and chair, safety & reliability committee
Al Monaco		–
Catherine L. Williams		audit, finance & risk committee and safety & reliability committee
Marcel R. Coutu	Enbridge Gas Distribution Inc.[2]	audit committee
J. Herb England		chair, audit, finance & risk committee
Al Monaco		–
J. Herb England	Enbridge Income Partners GP Inc. [3]	–
Charles W. Fischer		–
Al Monaco		–
Catherine L. Williams		–
J. Herb England	Enbridge Pipelines Inc.[4]	audit, finance & risk committee and safety & reliability committee
Charles W. Fischer		audit, finance & risk committee and chair, safety & reliability committee
Al Monaco		–
Catherine L. Williams		audit, finance & risk committee and safety & reliability committee

1.	Enbridge Commercial Trust is a private subsidiary of Enbridge Income Fund (the Fund, a reporting issuer with publicly issued debt but no publicly listed securities). Its board of trustees manages the business of the Fund.
2.	Enbridge Gas Distribution Inc. is a utilities company with no publicly listed equity that is an indirect, wholly-owned subsidiary of Enbridge; it is a reporting issuer with publicly issued debt.
3.	Enbridge Income Partners GP Inc. is a private subsidiary of Enbridge and general partner of Enbridge Income Partners LP, a limited partnership in which Enbridge and Enbridge Income Fund hold an interest.
4.	Enbridge Pipelines Inc. is a pipeline company with no publicly listed equity that is an indirect subsidiary of Enbridge; it is a reporting issuer with publicly issued debt.

Appointing our auditors

You will vote on appointing Enbridge’s auditors. You may vote for the reappointment of our auditors or withhold your vote. The Board, on the recommendation of the Audit, Finance & Risk Committee, proposes that PwC be reappointed as auditors and that you vote for the reappointment of our auditors.

If PwC is reappointed, they will serve as our auditors until the end of the next annual meeting of shareholders. PwC (formerly Price Waterhouse) has been our auditors since 1992 and auditors for Enbridge Pipelines Inc., our subsidiary, since 1949.

PwC is a participating audit firm with the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ National Instrument 52-108 – Auditor Oversight.

Auditor independence

Auditor independence is essential to the integrity of our financial statements and PwC has confirmed its status as independent within the meaning of the Canadian and US securities rules.

We are subject to Canadian securities regulations (NI 52-110 and National Policy 58-201 – Corporate Governance Guidelines (NP 58-201)), the US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission under Sarbanes-Oxley, which specify certain services that external auditors cannot provide.

We comply with these Canadian and US rules. We believe, however, that some non-audit services, like tax compliance, can be delivered more efficiently and economically by our external auditors. To maintain auditor independence, our Audit, Finance & Risk Committee must pre-approve all audit and non-audit services. It is also responsible for overseeing the audit work performed by PwC.

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The Audit, Finance & Risk Committee reviews our external auditors’ qualifications and independence once per year. Their review includes formal written statements that describe any relationships between the auditors, their affiliates and Enbridge that could affect the auditors’ independence and objectivity.

External auditor services – fees

The following table sets forth all services rendered by the company’s auditors, PwC, by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2015 and 2014.

	2015	2014	Description of fee category
Audit fees	$15,445,798	$13,489,584	Represents the aggregate fees for audit services.
Audit-related fees	$1,133,899	$823,989	Represents the aggregate fees for assurance and related services by the company’s auditors that are reasonably related to the performance of the audit or review of the company’s financial statements and are not included under “Audit Fees”. During fiscal 2015 and 2014, the services provided in this category included due diligence related to prospectus offerings and other items.
Tax fees	$1,680,529	$1,757,558	Represents the aggregate fees for professional services rendered by the company’s auditors for tax compliance, tax advice and tax planning.
All other fees	$740,886	$887,326	Represents the aggregate fees for products and services provided by the company’s auditors other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.
Total fees	$19,001,112	$16,958,457

You can find information about the roles and responsibilities of the Audit, Finance & Risk Committee beginning on page 31 of this circular and details about the committee’s pre-approval policies and procedures beginning on page 36 of our annual information form for the year ended December 31, 2015 (available online at www.enbridge.com and www.sedar.com).

The Board unanimously recommends that shareholders vote FOR the reappointment of PricewaterhouseCoopers LLP as auditors of the corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as shall be fixed by the Board of Directors.

Having a “say on pay”

We have held advisory votes on executive compensation (“say on pay”) at the past five annual meetings. Voting results in the most recent three years are set out in the table below.

Say on pay vote	2013	2014	2015
Votes in favour	93.56%	96.02%	95.87%

The Board has decided to again hold an advisory vote on executive compensation at this year’s meeting. While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

As a shareholder, you will be asked to vote for or against, or you may abstain from voting on, our approach to executive compensation through the following resolution.

The Board unanimously recommends that you vote FOR the advisory vote on our approach to executive compensation:

Resolve, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Enbridge’s management information circular dated March 8, 2016, delivered in advance of the 2016 annual meeting of shareholders on May 12, 2016.

The Board will take the results of this vote into account when it considers future compensation policies and issues. We will also examine the level of shareholder interest and the comments we receive and consider the best approach and timing for soliciting feedback from shareholders on our approach to executive compensation in the future.

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Shareholder proposals

Proposals received for the 2016 meeting

We received two shareholder proposals for consideration at the meeting. One shareholder proposal was submitted by Pension Plan of the United Church of Canada (PPUCC, and the PPUCC Proposal), represented by Shareholder Association for Research and Education (SHARE). The PPUCC Proposal has been withdrawn. Further details are included in the table below.

Summary of PPUCC Proposal	Summary of Our Response
PPUCC requested that the Board prepare a report, updated annually, disclosing, among other things, our policy and procedures governing lobbying, payments made for lobbying, and membership in tax-exempt organizations that write model legislation or advocate for policy change.

Enbridge management engaged with SHARE to discuss the PPUCC Proposal. We are pleased to be including a new section in Enbridge’s 2015 Corporate Social Responsibility (CSR) Report pertaining to governmental relations and lobbying. This new section will include information regarding Enbridge’s political engagement philosophy, board oversight of government relations and lobbying, policy regarding political contributions, corporate political contributions in 2015, lobbying activities and industry or trade association memberships (including a list of those associations to which Enbridge has contributed $50,000 or more in membership dues in 2015). Enbridge’s contributions to industry and trade associations and other organizations relating to policy development will also be reviewed annually, and, if applicable, significant contributions by Enbridge specifically for advocacy or lobbying activities will be included in the new section. In addition, beginning with the 2016 CSR Report, this new section will disclose Enbridge’s membership in and/or contributions to tax-exempt organizations in Canada or the US that advocate for policy changes.

Status: Proposal Withdrawn

The second shareholder proposal was submitted by Qube Investment Management Inc. (Qube) on behalf of its clients (the Qube Proposal). The Qube Proposal and management’s response are detailed in Appendix A to this circular. As a shareholder, you may vote for, against, or abstain from voting on the Qube Proposal. The Board recommends that shareholders vote AGAINST the resolution.

The Board wishes to acknowledge and thank each of these shareholders and organizations for their constructive dialogue on the subject matter of the shareholder proposals.

Proposals for the 2017 meeting

Under the Canada Business Corporations Act, which governs Enbridge, we must receive shareholder proposals by December 8, 2016 to consider them for inclusion in the management information circular and proxy for the 2017 annual meeting of shareholders, which is expected to be held on May 11, 2017 in Calgary, Alberta.

Voting results

We will post the results of this year’s votes and the other items of business on our website (www.enbridge.com) and on SEDAR (www.sedar.com) following the meeting.

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2. Governance

Our governance practices

Sound governance means sound business. At Enbridge, we believe good governance is important for our shareholders, our employees and our company.

We have a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all rules, regulations, standards and internal and external policies that apply.

This section discusses our governance philosophy, policies and practices. It also describes the role and functioning of our Board and the five Board committees.

You can find more information about governance in our annual information form for the year ended December 31, 2015. Our articles and by-laws also set out certain matters that govern our business activities. These are all available on our website (www.enbridge.com) and on SEDAR (www.sedar.com).

Regulations, rules and standards

Enbridge is listed on the TSX and the NYSE and we are subject to a range of governance rules, regulations, standards and policies including:

Canada

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices;
•	NP 58-201;
•	NI 52-110; and
•	Canada Business Corporations Act.

US

As a “foreign private issuer” under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements, rather than those that apply to US listed corporations.

The NYSE rules, however, require us to disclose how we comply with US corporate governance standards and where our practices are different. You can find this document on our website (http://www.enbridge.com/investment-center/corporate-governance/compliance). We must also comply with the audit committee requirements under Rule 10A-3 of the US Securities Exchange Act of 1934. See Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2015 for a summary of these requirements.

As of the date of this circular, the Board believes we are in full compliance with all Canadian and US corporate governance rules, regulations, standards and policies that apply to us.

A culture of ethical conduct

A strong culture of ethical conduct is central to Enbridge.

Our Statement on Business Conduct (available on our website at www.enbridge.com) is our formal statement of expectations for all individuals engaged by Enbridge. It applies to everyone at Enbridge and our subsidiaries, including our directors, officers and employees, as well as consultants and contractors retained by Enbridge.

It discusses what we expect in areas like:

•	complying with the law and applicable rules and policies;
•	interacting with landowners, customers, shareholders, employees and others;
•	protecting health, safety and the environment;
•	acquiring, using and maintaining assets;
•	using computers and communication devices;
•	conflicts of interest; and
•	proprietary, confidential and insider information.

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The Board reviews the Statement on Business Conduct policy at least once per year and updates it as necessary. The Board approved a revised Statement on Business Conduct in 2015, for implementation later in 2016.

All new employees at Enbridge and at each of our subsidiaries must, as a condition of employment, sign a certificate of compliance indicating that they have read the Statement on Business Conduct, understand it and agree to comply with it. Every year, all employees have to confirm that they have complied with it.

Directors must also certify that they agree with the Statement on Business Conduct and will comply with it, both when they join our Board and every year they serve as a director.

All employees were asked, through an electronic training and certification process, to certify their compliance with the Statement on Business Conduct for the year ended December 31, 2015. As of the date of this circular, 99.9% of Enbridge employees had certified compliance. The President & Chief Executive Officer and all members of the Board have certified their compliance with the Statement on Business Conduct for the year ended December 31, 2015.

Building awareness

We use online training to help raise awareness and reinforce our commitment to ethical conduct.

To date, we have developed online training programs on fraud awareness, foreign corruption laws and the Statement on Business Conduct.

Through the annual online Statement on Business Conduct training program, Enbridge communicates its expectation that all Enbridge employees have a duty to report compliance issues (including suspected breaches of the Statement on Business Conduct) on a timely basis.

Handling conflicts of interest

If a director or officer has a material interest in a transaction or agreement involving Enbridge, or otherwise identifies a potential personal conflict, he or she must:

•   declare the conflict or potential conflict;

•   not participate in any discussions on the matter; and

•   abstain from voting on the matter at any Board meeting where it is being discussed or considered.

This approach is consistent with the requirements of the Canada Business Corporations Act.

Interest of informed persons in material transactions

No informed person of Enbridge or nominated director (or any associate or affiliate) has or had a direct or indirect material interest in any Enbridge transaction in 2015 or in any proposed transaction that had or will have a material effect on Enbridge or any of our subsidiaries in the foreseeable future.

Insider trading

Our insider trading and reporting guidelines, which were most recently revised in February 2016, place restrictions on those in a special relationship with Enbridge (including insiders) when they purchase or sell Enbridge shares or other securities. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

•	imposing quarterly and annual trading blackout periods on all directors and officers of Enbridge and its subsidiaries and certain employees, contractors and other persons in a special relationship with Enbridge when financial results are being prepared and have not yet been publicly disclosed (these periods currently begin on the fifth day following the end of each fiscal quarter or year end and end at the close of trading on the first trading day after we issue a news release disclosing our financial results for that fiscal quarter or year end);
•	encouraging all insiders to pre-clear proposed purchases or sales of Enbridge securities with the Corporate Secretary’s office; and
•	prohibiting all directors, officers, employees and contractors of Enbridge and its subsidiaries from engaging in hedging transactions.

Whistleblower procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.

We introduced whistleblower procedures a number of years ago to protect the integrity of our accounting, auditing and financial processes. We expanded and updated the procedures in 2008 and 2012.

Employees can report concerns about financial or accounting irregularities or unethical conduct confidentially to the chair of the Audit, Finance & Risk Committee. All submissions may be made anonymously and any complaints submitted in a sealed envelope marked “private and strictly confidential” will be delivered to the committee chair unopened. Complaints about financial or accounting irregularities, unethical conduct or any other compliance issues (including alleged violations of the Statement on Business Conduct) can also be made anonymously using the Enbridge Ethics and Conduct Hotline (the Hotline), which allows for the submission of confidential and anonymous reports through a toll-free telephone number and a web-based reporting system. The Hotline is administered by an independent third-party service provider. Copies of all reports received through the Hotline are provided to the chair of the Audit, Finance & Risk Committee.

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At least once each quarter (sooner if there is an urgent matter), the Chief Compliance Officer reports to the Audit, Finance & Risk Committee about all significant complaints received and to the Safety & Reliability Committee about all significant complaints received on matters within the Safety & Reliability Committee’s mandate. Quarterly reports to the Audit, Finance & Risk Committee also include information about any other significant compliance issues that have been brought to the attention of Enbridge’s Compliance Department through quarterly compliance surveys conducted in each Enbridge business unit. The Audit, Finance & Risk Committee then determines how to handle any issues or complaints brought to its attention. The committee can hire independent advisors (outside legal counsel, independent auditors and others) to help investigate a matter. We pay for these costs.

The role of the Board

The Board is ultimately responsible for governance at Enbridge and for stewardship of the company. It has full power to oversee the management of our business and affairs.

It carries out many of its responsibilities through its five standing Board committees:

•	Audit, Finance & Risk;
•	Corporate Social Responsibility;
•	Governance;
•	Human Resources & Compensation; and
•	Safety & Reliability.

The Board:

•	reviews and approves the strategic plan, provides guidance and monitors our progress;
•	monitors our risk management programs and helps us identify principal risks;
•	makes sure we have appropriate internal control and management systems in place to manage money, compliance and risk and that these systems are functioning appropriately;
•	reviews and approves major projects, plans and initiatives that could materially affect the company; and
•	reviews and approves compensation for the President & Chief Executive Officer and executive management team.

The Board delegates day-to-day management of Enbridge to the President & Chief Executive Officer and senior management, although major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures require Board approval.

Duties

The Board is responsible for the oversight of key areas like governance, financial and strategic planning, risk oversight and management, succession planning, corporate disclosure, shareholder relations and corporate communications. These duties are described in our terms of reference for the Board and the Board committees. These terms of reference are drafted by management under the guidance of the Governance Committee and approved by the Board, which reviews them once per year and updates them as needed. Copies of the terms of reference for the Board and each of the Board committees are available on our website (www.enbridge.com), and the terms of reference for the Board of Directors is also attached at Appendix B.

The Board develops position descriptions for the Chair of the Board and each committee chair. These descriptions are part of their terms of reference and are reviewed annually. The Governance Committee defines the division of duties between the Board and the President & Chief Executive Officer. The terms of reference for the President & Chief Executive Officer are available on our website (www.enbridge.com).

Strategic planning

The Board is responsible for reviewing our strategic planning process and for reviewing and approving our strategic plan. The Board devotes two meetings per year to the strategic plan, including one meeting that is held over two days. In addition, the Board discusses strategy with management at every regular Board meeting throughout the year, oversees the implementation of the plan, monitors our progress, considers any adjustments to the plan and reviews and approves any transactions it believes will have a significant impact on the plan or our strategic direction.

Safety and operational reliability remains the company’s number one priority and sets the foundation for the strategic plan. You will find more information about our strategic priorities in our annual report which is available on our website (www.enbridge.com).

Risk oversight and management

Risk oversight and management is an important role for the Board and Board committees. Each year, management prepares a corporate risk assessment report for the Board and regularly updates the Board and committees on our top risks. The Board is responsible for overseeing the following with respect to the company’s risks:

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•	identifying principal risks when necessary, and at least annually;
•	establishing a risk tolerance level for those risks that are identified;
•	ensuring the implementation by management of appropriate and effective systems to manage risks;
•	considering reports on operational risk management;
•	reviewing management’s implementation of risk policies and procedures and assessing the appropriateness and comprehensiveness of those policies and procedures;
•	reviewing the quality and adequacy of the risk-related information provided to the Board by management;
•	overseeing the Board’s risk management governance model and reflecting the principal risks of the company’s business in the terms of reference for the Board and its committees; and
•	seeking assurance that our internal control systems and management information systems are in place and operating effectively.

Our MD&A for the year ended December 31, 2015 contains more information about the risks applicable to Enbridge, and is available on our website (www.enbridge.com) and on SEDAR (www.sedar.com).

Board committees’ role in risk management

To better identify, manage and mitigate risk, the corporate risk assessment report is reviewed annually by the four Board committees with enterprise-wide risk management responsibility: the Safety & Reliability Committee, the Audit, Finance & Risk Committee, the Corporate Social Responsibility Committee and the Human Resources & Compensation Committee (HRC Committee). As a result of such review, each committee makes recommendations to the Board in respect of company practices. In addition, the Board committees can authorize the implementation of systems that address risks within the scope of their responsibility and monitor them to ensure they remain effective.

The Safety & Reliability Committee is responsible for oversight of operational matters and reviews and makes recommendations to the Board regarding safety and reliability matters, including environment, health, safety, pipeline and facility integrity management, security, emergency response preparedness, other operational risks and safety culture. The Safety & Reliability Committee oversees the enterprise-wide safety culture, reviews risk management guidelines applicable to safety and reliability matters and other operational risks, and receives results of operational compliance audits including operational risk management. The committee reviews policies directed to prevent injury and to minimize adverse environment impacts and health or safety impacts, and receives reports on insurable risks related to safety and reliability matters.

The Audit, Finance & Risk Committee reviews annually the strategies, policies and practices applicable to the assessment, management, prevention and mitigation of risks relating to foreign currency and interest rates, counterparty credit exposure, cash management, credit and financing and the use of derivative instruments and insurance. The committee also reviews major financial risk exposures and steps management has taken to monitor and manage these exposures, as well as insurance.

The Corporate Social Responsibility Committee is responsible for overseeing risks relating to corporate social responsibility matters.

The HRC Committee is responsible for overseeing the identification of people- and compensation-related risk.

For further information on each Board committee’s role in risk management, please refer to Board committees, beginning on page 31.

Internal controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.

The Board has delegated responsibility for reviewing our quarterly and annual financial statements to the Audit, Finance & Risk Committee, which recommends them to the Board for approval. The committee is also responsible for overseeing our internal audit function and senior management reporting on internal controls.

Corporate communications

The Board reviews and approves all major corporate communications policies, including our corporate disclosure guidelines. It also reviews and approves all corporate disclosure documents, including our:

•	annual and quarterly reports to shareholders;
•	MD&A;
•	annual information form; and
•	management information circular.

The Board works to ensure we communicate effectively with shareholders, the public and other stakeholders to avoid selective disclosure.

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Succession planning

The Board is responsible for:

•	appointing the President & Chief Executive Officer and ratifying the appointment of other members of executive management;
•	monitoring senior management’s performance; and
•	annually reviewing the succession strategy for all senior management positions.

It delegates responsibility for reviewing our policies and procedures relating to employment, succession planning and compensation (including executive compensation) to the HRC Committee.

The HRC Committee is also responsible for:

•	making sure we have appropriate programs for dealing with succession planning and employee retention;
•	monitoring the performance of senior management;
•	overseeing human capital risk to make sure our management programs (including those for our officers) effectively address succession planning and employee retention;
•	overseeing the design of our compensation programs; and
•	reporting to the Board on organizational structure and succession planning matters.

Our expectations of our directors

Our directors are expected to act in the best interests of Enbridge. They have a duty of care to exercise in both decision-making and oversight.

Independence

First and foremost, we believe in the importance of an independent board. The Governance Committee is responsible for making sure the Board functions independently of management.

The majority of our directors must be independent, as defined by Canadian securities regulators in NI 52-110, NYSE rules and the rules and regulations of the U.S. Securities and Exchange Commission.

We define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have. The Board uses a detailed annual questionnaire to assist in determining if a director is independent.

Ten of our 11 nominated directors, including the Chair of the Board, are independent. Mr. Monaco is not independent because he is our President & Chief Executive Officer and a member of management.

The Governance Committee has developed guidelines to ensure each director is aware of the expectations placed on him or her as a director. Key expectations include meeting attendance, financial literacy and ethical conduct.

Independence of the board chair

We have an independent, non-executive Chair of the Board who is responsible for leading the Board. Our General Guidelines for the Board, available on our website (www.enbridge.com), provide that the Chair of the Board shall be an independent director.

Meeting in camera

Our General Guidelines for the Board, available on our website (www.enbridge.com), provide that after every meeting of the Board, an “in camera” meeting is held without officers or management present. The Chair of the Board provides the President & Chief Executive Officer with a summary of the matters discussed at these in camera meetings, including any issues that the Board expects management to pursue. In 2015, an in camera meeting was held following each Board meeting and each committee meeting.

Other directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. See Interlocking relationships beginning on page 19 for information about some of our directors who serve together on other boards.

Directors who serve on our Audit, Finance & Risk Committee cannot sit on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on our Audit, Finance & Risk Committee.

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Mr. England currently serves on the audit committees of FuelCell Energy, Inc. and the following companies in the Enbridge group of companies: Enbridge, Enbridge Commercial Trust, Enbridge Energy Company, Inc., Enbridge Energy Management, L.L.C., Enbridge Gas Distribution Inc., Enbridge Pipelines Inc. and Midcoast Holdings, L.L.C. See Mr. England’s Director profile on page 11 and Interlocking relationships beginning on page 19 for further details. The Board has determined that such simultaneous service does not impair Mr. England’s ability to effectively serve on Enbridge’s Audit, Finance & Risk Committee.

External consultants and other third parties

To make sure the Board functions independently of management, Board committees have the flexibility to meet with external consultants and Enbridge employees without management whenever they see fit. The terms of reference also allow individual directors, the Board and Board committees to hire independent advisors, as needed, at Enbridge’s cost.

Attendance

We expect directors to attend all Board and Board committee meetings of which they are a member as well as the annual meeting of shareholders. The Governance Committee reviews each director’s attendance record every year. If a director has a poor attendance record, the committee chair and Chair of the Board will discuss and recommend how to handle the matter. A director whose attendance record continues to be poor may be asked to leave the Board. In 2015, the overall attendance at Board and committee meetings was 100%. Please see information on attendance in the Director profiles beginning on page 9 and under Director attendance on page 18.

Financial literacy

The Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all of the members of the Audit, Finance & Risk Committee are financially literate according to the meaning of NI 52-110 and the rules of the NYSE. It has also determined that Mr. England, Ms. Williams and Mr. Coutu each qualify as “audit committee financial experts” as defined by the US Securities Exchange Act of 1934. The Board bases this determination on each director’s education, skills and experience.

Orientation and continuing education

The Board recognizes that proper orientation and continuing education are important for directors to fulfill their duties effectively. It has delegated these responsibilities to the Governance Committee, which has developed a comprehensive program for new directors and for directors who join a committee for the first time.

Orientation

Every new director meets with the Chair of the Board, the President & Chief Executive Officer and senior management to learn about our business and operations and participates in tours of our sites and facilities.

New directors are also given a copy of the Board manual, which contains:

•	Board guidelines;
•	personal information about each of the directors and senior officers;
•	a list of the members of the Board, the members of the Board committees and all meeting dates;
•	organizational charts (corporate and management);
•	our financial risk management policies and treasury authority limitations;
•	information about statutory liabilities;
•	information about the directors’ and officers’ liability programs;
•	our insider trading and reporting guidelines;
•	indemnification agreements;
•	information about our dividend reinvestment and share purchase plan;
•	our Statement on Business Conduct; and
•	public disclosure documents for Enbridge and certain subsidiaries.

Directors are notified whenever there are updates to these documents. The manual and any updates are also made available electronically.

Continuing education

Our continuing education program for directors focuses on providing information relating to our business, industry, competitive environment and key risks and opportunities. We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business. Directors can also request presentations on a particular topic. Throughout their tenure, directors have discussions with the Chair of the Board, receive quarterly presentations from senior management on strategic issues and participate in tours of our operations. Quarterly

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briefings include reviews of the competitive environment, our performance relative to our peers and any other developments that could materially affect our business. The table below lists the internal seminars and other presentations we offered in 2015 and director participation.

Date	Topic	Presented/hosted by	Who attended
February 18, 2015	Cyber Security	Enbridge Inc.	All members of the Board
February 18, 2015	Tour of Enbridge Information Security Centre	Enbridge Inc.	All members of the Board
March 15, 2015	World Oil Markets	RBC Capital Markets, LLC	All members of the Board
March 16, 2015	Crude Oil Fundamentals	PIRA Energy Group	All members of the Board
March 16, 2015	North American Gas Market Outlook	IHS Energy	All members of the Board
July 28, 2015	Pipeline Integrity Reliability	Enbridge Inc.	All members of the Board other than Ms. Roberts
September 15-16, 2015	Vector and Aux Sable Operations and Site Tour	Enbridge Inc.	All members of the Board

We also pay for continuing education opportunities through third parties and we encourage directors to pursue director education seminars and courses offered externally.

Ms. Williams (chair of the HRC Committee and member of the Audit, Finance & Risk Committee and the Safety & Reliability Committee), Ms. Kempston Darkes (member of the HRC Committee, the Corporate Social Responsibility Committee and the Safety & Reliability Committee) and Mr. Coutu (a member of the Audit, Finance & Risk and Safety & Reliability Committees) are members of the Institute of Corporate Directors (ICD). Ms. Kempston Darkes was recognized by the ICD in 2011 with a Fellowship Award, which the ICD considers to be the highest distinction for directors in Canada.

Board evaluation

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board committees and individual directors on an ongoing basis.

Assessing the Board and Chair of the Board

All of the directors complete a confidential questionnaire every year so they can evaluate the effectiveness of the Board and suggest ideas for improving performance. The questionnaire is designed to provide constructive input to improve overall Board performance and includes questions on:

•	Board composition;
•	effectiveness of the Board, Board meetings and Chair of the Board;
•	duties and responsibilities;
•	Board orientation and development; and
•	the evaluation process for senior management.

The evaluation process includes additional questions for directors to evaluate their peers. The directors are asked to consider criteria such as skills and experience, preparation, attendance and availability, communication and interaction with Board members and/or management and business, company and industry knowledge. Directors are encouraged to comment broadly, positively and negatively, on any issue concerning the Board, Board committees and director performance.

Directors submit their completed questionnaires to the chair of the Governance Committee, who presents the feedback to the Chair of the Board. The chair of the Governance Committee then presents the summary to the Board. The Board discusses the results and develops recommendations as appropriate.

From time to time, the Chair of the Board meets informally with each director, to discuss performance of the Board, Board committees and other issues.

Board committee assessments

Each director also completes a confidential questionnaire for each Board committee of which they are a member. The questionnaire is designed to facilitate candid conversation among the members of each Board committee about the Board committee’s overall performance, function, areas of accomplishment and areas for improvement. This session takes place in camera at the first Board committee meeting after the directors complete their questionnaires.

The questionnaire helps the Board ensure that each Board committee is functioning effectively and efficiently and fulfilling its duties and responsibilities as described in its terms of reference. It includes questions about:

•	the composition of the Board committee;
•	the effectiveness of the Board committee and Board committee meetings;
•	committee members, including the chair; and
•	the orientation and development processes for the Board committee.

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Completed questionnaires are submitted to the chair of the Governance Committee, who summarizes them and provides a copy to each Board committee chair and the Chair of the Board.

Director term limits

Under our Board guidelines, a director will retire at the next annual meeting of shareholders after he or she reaches the age of 73, or after 15 years of service on the Board, whichever comes first. Members of the Board as at January 1, 2011, who reach 15 years of service before age 73, may remain on the Board to age 73. A director may be asked to remain on the Board for an additional two years after age 73 if the Board unanimously approves the extension. If a director receives an extension, he or she is not eligible to serve as Chair of the Board or chair of any of the Board’s five standing Board Committees. Mr. Petty’s tenure was extended in February 2015 and Governor Blanchard’s tenure was extended in November 2015, in each case, for up to an additional two years.

Identifying new candidates

The Governance Committee serves as the Board’s nominating committee and is responsible for identifying new candidates for nomination to the Board. The Governance Committee also invites and welcomes suggestions from other directors on our Board and from management. The committee reviews a Board composition plan annually. The plan consists of a skills matrix that includes the name of each director, his or her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board commitments, equity ownership, independence and other relevant information. The committee summarizes the plan to identify the ideal attributes, skills and experience of a new candidate. These include executive management, board and industry experience, areas of expertise, global representation, gender and age, among others. The committee ranks each of these skills and areas of experience as a high, medium or low priority.

The Governance Committee, in collaboration with management and, in some cases, external consultants, then develops a list of potential candidates with the desired skills and experience and reviews and updates the list at least once per year. When a position becomes available, the committee reviews the list of potential candidates, revises it to reflect the skills and experience most needed at the time, adds other recently identified candidates and prepares a short list. The committee also considers the candidate’s background and diversity of experience in making its choices and may engage independent consultants to assist in the review and recruitment process.

The chair of the Governance Committee, the Chair of the Board, the President & Chief Executive Officer and sometimes other directors, meet with potential candidates to determine their interest, availability, experience and suitability. The Governance Committee then makes a recommendation to the Board for consideration and approval.

Diversity

We are committed to increasing the diversity of our Board over time by actively seeking qualified candidates who meet diversity criteria. Enbridge is one of over 40 founding members of the Canadian Board Diversity Council.

In February 2015, the Board formally adopted a written diversity policy to highlight our approach to diversity and the importance we place on differences in skills, experience, gender, age, ethnicity and geographic background. The diversity policy sets out key criteria for the composition of the Board, including an aspirational target in which each gender comprises at least one-third of the independent directors. Three of Enbridge’s 11 directors, or approximately 27% of the Board (and 30% of the 10 independent directors), are women. All 11 directors are standing for re-election.

The policy further sets out criteria for management to aspire to have at least one-third of senior management roles at Enbridge occupied by women. Of the 74 senior management positions at Enbridge and its major subsidiaries, 18 of those senior management positions are currently held by women, for a total of 24%.

Board composition

It is the responsibility of the Governance Committee to identify and recommend to the Board potential nominees to the Board with the appropriate competencies, skills and characteristics required of Board members to promote the continued growth and success of Enbridge. In this process, the Governance Committee will take into account professional experience, educational background, skills and knowledge, as well as diversity considerations such as gender, age and ethnicity.

Similarly, in identifying candidates for Senior Management roles, professional experience, educational background, skills and knowledge, as well as diversity considerations such as gender, age and ethnicity, will be taken into account.

The Governance Committee will review the diversity policy and its targeted objectives annually to assess its effectiveness and will report to the Board and recommend any revisions that may be necessary.

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Key governance documents

Various mandates, policies and practices support the corporate governance framework at Enbridge. The following documents, among others, are key components of Enbridge’s corporate governance and can be found on our website at www.enbridge.com:

•	General Guidelines for the Board;
•	Terms of Reference for the Board of Directors;
•	Terms of Reference for each Board Committee;
•	Terms of Reference for the President & Chief Executive Officer;
•	Statement on Business Conduct;
•	Whistle Blower Policy; and
•	Incentive Compensation Clawback Policy.

Board committees

Our Board has five standing Board committees to help it carry out its duties and responsibilities:

•	Audit, Finance & Risk
•	Governance
•	Safety & Reliability
•	Corporate Social Responsibility
•	Human Resources & Compensation

The Board has delegated certain responsibilities to each Board committee, including overseeing risk management systems that are within the scope of the responsibilities of each Board committee. Each Board committee is made up entirely of independent directors. Mr. Monaco, our President & Chief Executive Officer, is not a member of any Board committee, nor is the Chair of the Board; however, both attend all committee meetings as observers. The Governance Committee annually reviews Board Committee memberships and recommends Committee membership changes and assignments to the Board.

Board committee meetings generally take place before each regularly scheduled Board meeting. Each Board committee also meets in camera, independent of management, following the regular Board committee meeting. They also meet with external consultants and/or Enbridge staff, without management present, whenever they see fit.

Each Board committee reports regularly to the Board and makes recommendations on certain matters as appropriate. The Governance Committee is responsible for recommending the role of each Board committee to the Board.

Audit, Finance & Risk Committee

Chair:	J. Herb England
Members:	Marcel R. Coutu, Charles W. Fischer, George K. Petty and Catherine L. Williams

Responsibilities

The Audit, Finance & Risk Committee assists the Board in overseeing:

•	the integrity of our financial statements and financial reporting process;
•	the integrity of our management information systems, disclosure controls, financial controls and internal audit function;
•	our external auditors and ensuring they maintain their independence; and
•	our compliance with financial and accounting regulatory requirements and our risk management program.

The Audit, Finance & Risk Committee is responsible for ensuring the committee, our external auditors, our internal auditors and management of Enbridge maintain open communications.

The Audit, Finance & Risk Committee is responsible for:

Financial reporting

•	reviewing our quarterly and annual financial statements and notes and MD&A and recommending them to the Board for approval;
•	reviewing earnings releases and recommending them to the Board for approval;
•	discussing with management and the external auditors any significant issues regarding our financial statements and accounting policies;
•	reviewing any litigation, claim or contingency that could have a material effect on the financial position of the company and, if applicable, the disclosure in the financial statements;
•	reviewing with management any anticipated changes in reporting standards and accounting policies;
•	reviewing annually the approach taken by management in the preparation of earnings press releases as well as financial information and earnings guidance provided to analysts and ratings agencies; and
•	reviewing and monitoring funding exposure under the company’s pension plans and reviewing and approving the financial statements applicable to each of Enbridge’s pension plans.

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Internal controls

•	overseeing management’s system of disclosure controls and procedures;
•	overseeing the internal controls over financial reporting; and
•	overseeing the internal audit function.

The internal auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, in camera, without any members of management present. The chair of the committee also meets with the internal auditors from time to time, to discuss significant issues.

External auditors

•	reviewing the qualifications and independence of our external auditors and recommending their appointment to the Board;
•	reviewing all audit and non-audit services to be provided by the external auditors, including proposed fees, and pre-approving them, consistent with our policy; and
•	setting the compensation of the external auditors, reviewing their performance, overseeing their activities and retaining them in their role as external auditors.

The external auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, in camera, without any members of management present. The chair of the committee also meets with the external auditors from time to time, to discuss significant issues.

Finance

•	reviewing the issuance of securities by Enbridge and authorizing or recommending such matters to the Board for approval;
•	overseeing the filing of prospectuses or related documents with securities regulatory authorities; and
•	overseeing credit facilities and inter-company financing transactions and recommending them to the Board for approval.

Risk management

•	overseeing the annual review of Enbridge’s principal risks, including financial risks, as they pertain to the committee’s mandate;
•	reviewing risks in conjunction with internal and external auditors;
•	monitoring our risk management program as it pertains to the committee’s mandate; and
•	reviewing our annual report on insurance coverages.

Together with the Board, the committee also reviews with senior management, internal counsel and others as necessary:

•	our method of reviewing risk and our strategies and practices related to assessing, managing, preventing and mitigating risk; and
•	loss prevention policies, risk management programs and disaster response and recovery programs.

2015 overview

The Audit, Finance & Risk Committee carried out the following activities during 2015:

Audits and financial reporting

•	reviewed the interim and annual MD&A and financial statements and notes and recommended them to the Board for approval;
•	reviewed public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form, and recommended them to the Board for approval for public release;
•	reviewed and approved the pension plan annual financial statements; and
•	the chair of the Audit, Finance & Risk Committee reviewed and approved the prior year’s expenses of the President & Chief Executive Officer.

Internal controls

•	reviewed the quarterly internal controls compliance reports;
•	reviewed the internal audit role and audit plan and received quarterly internal audit reports;
•	approved a revised internal audit charter; and
•	received quarterly updates on the ethics and conduct hotline activity from the Chief Compliance Officer.

External auditors

•	recommended appointment of PwC by shareholders and reviewed and approved the 2015 engagement letter (including the terms of engagement and proposed fees); and
•	pre-approved all non-audit services to be provided by PwC that are allowed under the committee’s policy.

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Finance

•	reviewed quarterly treasury management reports;
•	reviewed unbudgeted capital commitments under Management’s authority and recommended spending authorities be refreshed to the Board for approval; and
•	reviewed the financing plans including additional financing transactions not included in the 2015 annual financing plan, credit facilities and inter-company financing transactions, and recommended them to the Board for approval.

Risk management

•	reviewed the quarterly financial risk management reports;
•	reviewed and approved the corporate risk assessment report as it pertains to the committee’s mandate;
•	approved credit exceptions under the risk policy;
•	reviewed the annual report on insurance coverages and reviewed and approved the insurance renewal strategy; and
•	reviewed the information security report.

Awards and recognition

For the fifth year in a row, the Chartered Professional Accountants of Canada awarded Enbridge the Award of Excellence in Corporate Reporting in the “Utilities and Pipelines” industry sector.

Governance

In November 2015, the Audit, Finance & Risk Committee reviewed its terms of reference. No changes were adopted. The committee reviewed the qualifications of its members, and recommended to the Board members who it believes can be properly considered audit committee financial experts. The committee also reviewed its performance in 2015 and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Audit, Finance & Risk Committee met four times in 2015. It held in camera meetings without management present at each of its regularly scheduled meetings with the Chief Audit Executive of Internal Audit as well as with the external auditors and then it met on its own in camera. From time to time the committee also met in camera with the Chief Financial Officer. Before each meeting, the chair of the committee met with the Chief Financial Officer to discuss the agenda items for the meeting and any significant issues. The chair also met with the senior partner of the external auditors assigned to Enbridge’s audit before each meeting.

You can find more information about the committee as required under NI 52-110 under Audit, Finance & Risk Committee, including the Terms of Reference of the committee, the composition and independence of the committee, relevant education and experience of each member of the committee, in our annual information form for the year ended December 31, 2015. Copies are available on our website (www.enbridge.com) and on SEDAR (www.sedar.com). You can also request a copy from the Corporate Secretary.

Corporate Social Responsibility Committee

Chair:	James J. Blanchard
Members:	V. Maureen Kempston Darkes, George K. Petty and Dan C. Tutcher

Responsibilities

The Corporate Social Responsibility Committee is generally responsible for assessing our guidelines, policies, procedures and performance related to corporate social responsibility (CSR) and reviewing our reporting in this area. The Corporate Social Responsibility Committee provides oversight on performance in respect of CSR matters on an enterprise-wide level.

The Corporate Social Responsibility Committee is responsible for reviewing, approving or recommending to the Board policies, practices and priorities to guide Enbridge’s performance on CSR matters which include:

•	human rights;
•	public awareness and consultation;
•	environmental stewardship and responsibility;
•	external communications;
•	government relations;
•	stakeholder and indigenous peoples relations; and
•	community investment.

The Corporate Social Responsibility Committee is also responsible for providing oversight on performance measures and outcomes on key social, environmental and governance issues, as well as our methods of communicating CSR and related policies. It monitors our reporting and disclosure on CSR matters and receives regular reports from management on how the company is complying with public and corporate requirements on sustainable development issues. It monitors developments on issues that are material to the company’s

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credibility and reputation and provides oversight on how we are responding to new and emerging social and environmental challenges. The CSR Committee assesses the company’s progress on integrating social and environmental factors into business decision-making and may, depending on the nature of the matter, consider results from reviews on significant issues or incidents that fall within its mandate.

The Corporate Social Responsibility Committee has approved the use of the Global Reporting Initiative (GRI) reporting guidelines for monitoring and reporting our sustainability performance and ensuring our approach to stakeholder engagement is rigorous, transparent and inclusive. Enbridge’s Chief Sustainability Officer (CSO) has a reporting relationship with this committee. Part of the CSO’s role is to enhance the Board’s knowledge.

2015 overview

The Corporate Social Responsibility Committee carried out the following activities as part of its 2015 work plan.

Assessing CSR guidelines, policies and procedures

•	received updates on CSR issues, impacts, risks and trends;
•	reviewed and approved CSR commitments, objectives and strategies;
•	evaluated management systems for accountability on CSR performance;
•	received management’s reports on:
•	regulatory issues and compliance as well as government relations activities; and
•	reduction of greenhouse gas (GHG) emissions on an output basis; and
•	discussed and approved the corporate risk assessment report as it pertains to the committee’s mandate; and
•	reviewed and approved the committee’s terms of reference.

Reviewing our work with government, stakeholders and regulators

•	reviewed management’s consultation and engagement with indigenous peoples groups;
•	received management’s updates on activities involving government relations;
•	reviewed and discussed new strategies and procedures being introduced by management to ensure that corporate and regulatory requirements for stakeholder engagement are met across all projects and operations, that feedback from stakeholders is being understood and responded to on a consistent basis;
•	received management updates on local social and economic inclusion;
•	received updates related to key projects including community consultation, indigenous peoples, and progress on meeting social, economic and environmental conditions for the project issued by the regulator;
•	received reports on community investments, including donations to charitable organizations and operating communities; and
•	reviewed company initiatives on community safety, public awareness, emergency preparedness and emergency responder training.

Monitoring and reporting CSR performance

•	discussed reports on how the company’s Gas Pipelines, Liquids Pipelines, Gas Distribution and Major Projects business units are managing sustainability and CSR issues and risks;
•	reviewed disclosure on enterprise-wide social, environmental and governance performance in the 2014 annual CSR Report issued in March 2015, and the development of new data and content for the 2015 annual CSR Report to be issued in 2016;
•	reviewed results from 2015 disclosures to the Dow Jones Sustainability Index and to the CDP on carbon and water and reviewed results from CSR Materiality Assessment conducted in 2014 with key internal and external stakeholders; and
•	monitored developments related to climate change and how the company is responding to changing new regulatory and market dynamics on climate and energy issues, including the implications of new provincial, state and management policies in the US and Canada on GHG emissions reduction and the management of climate risk as well as results from the 2015 UN Summit on Climate Change.

Awards and recognition

The Corporate Social Responsibility Committee supports our continuing commitment to CSR initiatives, which has resulted in Enbridge receiving significant positive external recognition in recent years, including the following awards in 2015:

Corporate Sustainability

•	Global 100 List of the Most Sustainable Companies in the World: This award, from Corporate Knights, recognizes Enbridge as being one of the most sustainable companies in the world. Enbridge, which came in 64th place, was one of 12 Canadian companies on the list.
•	Best 50 Corporate Citizens in Canada: This award, from Corporate Knights, recognizes Enbridge as being one of the best 50 corporate citizens in Canada. Enbridge came in sixth place.

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•	Dow Jones Sustainability World and North America Indices: The Dow Jones Sustainability Index placed Enbridge on both its North America Index—which is based on the top 20 percent of corporate sustainability performers—and its World Index—which is based on the top 10 percent, from an original grouping of nearly 3,400 companies.

Community Investment

•	United Way Spirit of Community Award: United Way Toronto presented Enbridge Gas Distribution with its inaugural Spirit of Community Award, which recognizes creativity, innovation and overall commitment to building a better city for everyone.

Financial and Sustainability Reporting

•	Corporate Reporting Award, Chartered Professional Accountants of Canada (CPA Canada): The Corporate Reporting Awards, presented annually by CPA Canada, recognize the best reporting practices in the country. Enbridge received the 2014 Award of Excellence for Corporate Reporting in the ‘Utilities and Pipelines/Real Estate’ industry sector.

Aboriginal Relations

•	Silver Level, Progressive Aboriginal Relations (PAR) Certification (2012 – 2014), Canadian Council for Aboriginal Business (CCAB): The CCAB is a national business organization whose members include Aboriginal businesses and Aboriginal community-owned economic development corporations operating in Canada. In 2015, the CCAB recertified Enbridge’s silver-level certification under the PAR program, which recognizes and supports continuous improvement in Aboriginal relations.

Governance

In November 2015, the Corporate Social Responsibility Committee reviewed its terms of reference and determined its mandate was appropriate and that it had fulfilled all of its responsibilities under its terms of reference.

The Corporate Social Responsibility Committee met four times in 2015 and held in camera meetings without management present at the end of each meeting. Before each meeting, the chair of the committee met with executive management to discuss the agenda items for the meeting and any significant issues.

Governance Committee

Chair:	Dan C. Tutcher
Members:	James J. Blanchard and Rebecca B. Roberts

Responsibilities

The Governance Committee focuses on ensuring we have a comprehensive system of stewardship and accountability for directors, management and employees that is in the best interests of Enbridge.

The Governance Committee is responsible for developing our approach to governance, including the division of duties between the Chair of the Board, directors, the President & Chief Executive Officer and management.

It is responsible for:

•	recommending matters about overall governance to the Board;
•	reviewing the terms of reference for the Board and the Board Committees;
•	setting corporate governance guidelines for the Board; and
•	reviewing management’s compliance reports on corporate governance policies.

The Governance Committee works closely with the Corporate Secretary and other members of management to keep abreast of governance trends and implement board governance best practices.

Board composition, education and evaluation

The Governance Committee is responsible for:

•	developing a Board composition plan and recommending the nomination of directors to the Board and Board Committees;
•	establishing formal orientation and education programs for directors;
•	reviewing and reporting to the Board on risk management matters relating to corporate liability protection programs for directors and officers;
•	assessing the performance of the Board, Board Committees, the Chair of the Board and individual directors;
•	monitoring the quality of the relationship among Board members and Board Committees and with management and recommending any changes; and
•	ensuring the Board functions independently of management.

One of the Governance Committee’s objectives is to nominate a balanced mix of members to the Board who have the necessary experience and expertise to make a meaningful contribution in carrying out duties on behalf of the Board. It sets guidelines for recruiting

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new talent with criteria for relevant expertise, senior management experience or other qualifications. See Identifying new candidates and Diversity beginning on page 30 for more information.

The Governance Committee manages the annual performance review of the Board. See Board evaluation beginning on page 29 for more information.

Compensation

The Governance Committee is responsible for reviewing and setting directors’ compensation. There was no increase in directors’ compensation in 2015. See Director compensation discussion and analysis beginning on page 41 for more information.

2015 overview

The Governance Committee carried out the following activities as part of its 2015 work plan:

•	reviewed proxy voting recommendations and annual meeting voting results for the 2015 meeting;
•	approved our statement on corporate governance practices for this circular;
•	received reports on employee and Director compliance with the statement on business conduct;
•	reviewed the qualifications and independence of all members of the Board;
•	reviewed management’s reports on our director and officer liability protection program and management information systems;
•	reviewed the Board composition plan and skills matrix for the current Board and analyzed the implications our strategic plan has on Board composition;
•	actively participated in a process to identify candidates for Board succession purposes;
•	reviewed the composition of the Board committees; and
•	conducted the Board evaluation process for 2015 and reviewed and reported to the Board on the results of the various assessments.

Governance

In November 2015, the Governance Committee reviewed its mandate, as set out in the terms of reference, and assessed its performance. The committee approved minor amendments to its terms of reference, the majority of which were made in connection with the completion of the drop down of Enbridge’s Canadian Liquids Pipeline assets and certain Canadian renewable power generation assets to Enbridge Income Partners LP, in which Enbridge Income Fund has an indirect interest (the Canadian Restructuring Plan). The members of the committee are satisfied that the mandate is appropriate and that it met all of its responsibilities in 2015.

The Governance Committee met four times in 2015 and held in camera meetings without management present at each meeting. Before each meeting, the chair of the committee met with executive management to discuss the agenda items for the meeting and any significant issues.

Human Resources & Compensation Committee

Chair:	Catherine L. Williams
Members:	Marcel R. Coutu, Charles W. Fischer and V. Maureen Kempston Darkes

The HRC Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executives (as defined on page 46 of this circular), senior management and our broader employee base. This includes compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention.

Compensation governance and risk assessment

The HRC Committee oversees the identification of people-related risk and the associated response planning as part of the Corporate Risk Assessment process and recommends acceptance of the results to the Board. Since 2002, Mercer (Canada) Limited (Mercer), an independent Advisor, has provided guidance to the HRC Committee on compensation matters to ensure Enbridge’s programs are appropriate, market competitive and continue to meet intended goals. In addition, the HRC Committee is responsible for overseeing the company’s compensation programs from a risk perspective. They accomplish this through the use of a comprehensive risk framework designed to ensure that our programs do not encourage individuals to take inappropriate or excessive risks, that risk mitigating plan features are embedded in the design and that all compensation programs are managed within strong governance and controls processes that are regularly evaluated and reviewed.

Succession planning and executive development

The HRC Committee reviews the succession plan for the position of Chief Executive Officer and other key senior officers, and long-range planning for executive development, succession and retention of critical talent to ensure leadership sustainability and continuity throughout the organization.

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Every year the HRC Committee conducts a thorough review of the current succession plan and the status of development and retention plans for individual candidates who have been identified for all senior executive positions, including the position of Chief Executive Officer.

The HRC Committee met with the President & Chief Executive Officer to discuss his views on the executive leadership team and potential succession scenarios that included both planned transitions as well as emergency situations related to illness, disability or other unplanned absences. The HRC Committee also met in camera, without Mr. Monaco, to discuss the candidates he had identified as his possible successors.

Succession plans were reviewed in detail for the entire Executive Leadership Team and in-depth discussions were held regarding the range of possible external candidates and development of internal candidates, including the enactment of planned moves at the executive level to new or modified roles for developmental purposes.

The HRC Committee also reviewed the bench strength and succession depth several layers below the Executive Leadership Team to ensure there are no significant gaps and that succession plans remain robust.

The HRC Committee continued to monitor the progression of a comprehensive multi-year, enterprise-wide, leadership development program that was introduced in 2014 and continued to identify and track high potential employees with a view to succession planning and to encourage and support an increased number of opportunities for interaction of high potential candidates with Board members.

The HRC Committee believes executive development and succession is an area of high importance and will continue to receive formal updates of development plan progress at each committee meeting. This was done throughout 2015 and will continue for the foreseeable future.

2015 overview

The HRC Committee:

•	reviewed the company’s leadership development and talent management strategy and received regular updates on progress to ensure robust development of candidate pools at various levels in the organization for leadership capability and continuity;
•	reviewed both company and business unit performance, based on the approved short-term incentive performance metrics and corporate financial performance compared to our peers and the TSX60 and TSX Composite Index over several time periods, and used these assessments to determine 2015 short-term, medium-term and long-term incentive awards for our executives and employees;
•	evaluated the President & Chief Executive Officer’s performance and recommended all aspects of his compensation for 2015 to the Board, including his base salary and short-term, medium-term and long-term incentive awards;
•	reviewed Mr. Monaco’s performance assessments and compensation recommendations for the other executive officers, including recommendations for their base salaries and short-term, medium-term and long-term incentive awards for 2015;
•	reviewed and approved changes to the list of North American peer companies utilized for executive compensation benchmarking purposes for 2016 application;
•	reviewed competitive market analysis data, including emerging market practices and programs, provided by independent compensation advisors (Mercer), to inform both the President & Chief Executive Officer and other executive officer compensation recommendations;
•	approved the annual general salary increase recommendations;
•	reviewed and approved the annual Benefit and Regulatory Compliance Report as part of the pension governance process, including the funding status;
•	reviewed and approved amendments to the Statement of Investment Policies and Procedures for the Enbridge and Enbridge Gas Distribution registered pension plans;
•	to align with the successful execution of the Canadian Restructuring Plan and for application in 2016:
•	reviewed and approved changes to the performance peer group, utilized to assess relative financial performance within the compensation plans;
•	approved a change to the financial metric for the company portion of the short-term incentive plan from adjusted earnings per share to available cash flow from operations per share;
•	approved a change to the metrics for the performance share unit plan from adjusted earnings per share to available cash flow from operations per share (over a three-year period) and from price/earnings ratio to risk-adjusted total shareholder return;
•	reviewed and approved a change to the payout curve design for the company portion of the short-term incentive program to be implemented in 2016 to strengthen the alignment between payout and performance;
•	reviewed and approved the corporate risk assessment report as it pertains to the committee’s mandate;
•	recommended officer appointments to the Board for ratification; and

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•	considered compensation risk in the approval of all compensation programs, measures and targets and reviewed and approved the results of the annual compensation risk assessment, designed to support compensation risk oversight.

The HRC Committee also reviewed the strategies and programs designed to attract, develop and retain employees, recognizing our plans for growth and increasing levels of retirement eligibility.

Awards and recognition

Enbridge was recognized in 2015 as one of Canada’s Top 100 Employers (MediaCorp Canada), one of Alberta’s Top Employers (MediaCorp Canada) and as one of the Financial Post’s 10 Best Companies to Work For. Enbridge was also named one of Canada’s Best Diversity Employers (MediaCorp).

Governance

In November 2015, the HRC Committee reviewed its mandate, as set out in the terms of reference, and assessed its performance. The members of the committee are satisfied that the mandate is appropriate and that it met all of its responsibilities in 2015.

The HRC Committee met six times in 2015. It held in camera meetings without management present at each meeting with Mercer and then met on its own in camera without management or Mercer present. Before each meeting, the chair of the committee met with executive management to discuss the agenda items for the meeting and any significant issues.

Safety & Reliability Committee

Chair:	Charles W. Fischer
Members:	V. Maureen Kempston Darkes, Rebecca B. Roberts and Catherine L. Williams

Responsibilities

The Safety & Reliability Committee is responsible for the oversight of operational matters and reviews and makes recommendations to the Board regarding safety and reliability matters, including:

•	environment;
•	health & safety;
•	pipeline and facility integrity management;
•	security (physical, data and cyber);
•	emergency response preparedness; and
•	other operational risks.

The committee is responsible for the oversight of operational matters to ensure that the company meets the safety and reliability objectives established by the Board. The committee’s responsibilities include:

•	overseeing the enterprise-wide safety culture and receiving reports from management and third parties regarding safety culture development;
•	overseeing the annual review of Enbridge’s principal risks as they pertain to the committee’s mandate;
•	receiving reports on the risk management guidelines applicable to safety and reliability matters and other operational risks;
•	reviewing the policies followed by management in the conduct of operations directed at preventing injury and adverse environment impacts;
•	reviewing the policies followed by management relating to the documentation and reporting of safety and reliability approvals, compliance and incidents;
•	receiving status and assessment reports from management regarding compliance with safety and reliability matters, including operational risk management and corporate risk assessments, and providing recommendations;
•	reviewing and providing oversight of management’s response to significant safety incidents;
•	reviewing and making recommendations regarding management’s methods of communicating policies relating to safety and reliability;
•	considering the results of operational compliance audits including operational risk management;
•	considering potential impacts of proposed legislation and other emerging issues relating to safety and reliability;
•	at least annually, receiving from management a report on the insurable risks related to the areas within its mandate; and
•	determining, if necessary, further Directors’ and officers’ duties and responsibilities relating to safety and reliability.

In addition, the committee may retain independent advisors, request other reports, meet with management or employees and furnish recommendations to the Board.

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2015 overview

The Safety & Reliability Committee carried out the following activities during 2015:

•	reviewed and approved the corporate risk assessment report as it pertains to the committee’s mandate;
•	provided oversight of, and received updates on, the company’s operational risk management progress;
•	received updates on the implementation of an enterprise-wide safety and risk management framework that has been developed by management to ensure that the company identifies, prioritizes and effectively prevents and mitigates risks across the enterprise;
•	received the operational risk and annual safety & environment reports from the Gas Distribution, Gas Pipelines & Processing, Liquids Pipelines, Major Projects and Green Power and Transmission business units;
•	received operational risk management plan and safety perception survey updates from management, including approval of planned external assessments;
•	received reports from management regarding safety culture development;
•	received reports and updates from management regarding incidents that occurred in 2015 during the committee’s quarterly meetings along with progress reports on related action plans and corrective action measures undertaken;
•	received updates on enterprise security, including cyber security, as well as in respect of regulatory and compliance matters;
•	received reports from the Chief Compliance Officer about all significant complaints received on matters within the committee’s mandate; and
•	received quarterly updates on the enterprise initiatives and management system improvements focused on improvement in the areas of safety and reliability, which led to record performance in the areas of employee and contractor injury frequency and release volumes across the organization in 2015.

Governance

The committee reviewed its terms of reference. The members of the committee are satisfied that its mandate is appropriate and that it met all of its responsibilities in 2015.

The Safety & Reliability Committee met four times in 2015 and held an in camera meeting without any members of management present, at each meeting. Before each meeting, the chair of the committee met with executive management to discuss the agenda items for the meeting and any significant issues.

Shareholder outreach

Enbridge engages our shareholders on an ongoing basis and in a variety of ways, tailored to the specific needs of each shareholder group. Our main shareholder events are our annual investor days in Toronto and New York, which provide an opportunity for shareholders to obtain an update on the company outside of our quarterly earnings presentations. These events, along with our annual meeting of shareholders, quarterly earnings presentations and guidance call presentation, are webcast so that they are accessible to a broad audience of investors and are available on our website for a period of 12 months. Our executive team also meets with shareholders throughout the year by way of investor roadshows in a variety of cities. To further our investor outreach, we also participate in several investor conferences.

A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, as well as investor documents and filings, can be found on our website (www.enbridge.com). Enbridge is also committed to communicating with shareholders through our website, where current and potential investors are invited to contact the Investor Relations team online, by letter, phone or email.

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3. Compensation

This next section discusses director and executive compensation at Enbridge, including our decision-making process, pay for performance, share ownership requirements and 2015 pay decisions.

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DIRECTOR COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and approach

The Board is responsible for developing and implementing the directors’ compensation plan and has delegated the day-to-day responsibility for director compensation to the Governance Committee.

Our directors’ compensation plan is designed with four key objectives in mind:

•	to attract and retain the most qualified individuals to serve as directors;
•	to compensate our directors to reflect the risks, responsibilities and time commitment they assume when serving on our Board and Board committees;
•	to offer directors compensation that is competitive with other public companies that are comparable to Enbridge and to deliver such compensation in a tax effective manner; and
•	to align the interests of directors with those of our shareholders.

While our executive compensation program is designed around pay for performance, director compensation is based on annual retainers. This is to meet the compensation objectives and to help ensure our directors are unbiased when making decisions and carrying out their duties while serving on our Board.

The Governance Committee uses a peer group of companies to set the annual retainers for our Board and targets director compensation at about the 50th percentile. The HRC Committee uses the same peer group to determine executive compensation. See page 51 for more information about our peer group and how we benchmark executive compensation.

The Governance Committee reviews the directors’ compensation plan every year, with assistance from management. Every second year a formal review by an external consultant is undertaken. The next formal review by an external consultant is scheduled for 2017. Each year, as part of this review, the committee considers the time commitment and experience required of members of our Board and the director compensation paid by a group of comparable public companies when it sets the compensation. The committee also reviews the compensation plan to make sure the overall program is still appropriate and reports its findings to the Board.

Share ownership

We expect directors to own Enbridge shares so they have an ongoing stake in the company and are aligned with the interests of shareholders. The share ownership guideline is three times the annual Board retainer. The annual Board retainer is $235,000. Directors must now hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. DSUs are paid out when a director retires from the Board. They are redeemed for cash, based on the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds. Directors may not engage in equity monetization transactions or hedges involving securities of Enbridge (see Hedging policy on page 82 of this circular).

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Enbridge common share. Its value fluctuates with variations in the market price of Enbridge shares.

DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares.

If a decrease in the market value of our common shares results in a director no longer meeting the share ownership requirements, we expect him or her to buy additional common shares in order to satisfy the minimum threshold.

Compensation components

Our Directors’ compensation plan has four components:

•	an annual retainer;
•	an annual fee if he or she serves as the Chair of the Board or chair of a Board committee;
•	a travel fee for attending Board and Board committee meetings; and
•	reimbursement for reasonable travel and other out-of-pocket expenses relating to his or her duties as a director.

We do not have meeting attendance fees.

Our Directors’ compensation plan has been in effect since 2004 and was revised in 2010 and 2013. The table below shows the fee schedule for directors in 2015. Directors are paid quarterly. If their principal residence is in the US, they receive the same face amounts in US dollars. Mr. Monaco does not receive any director compensation because he is our President & Chief Executive Officer and is compensated in that role.

Enbridge Inc. 2016 Management information circular        41

Directors who also serve as a director or trustee of one of our subsidiaries or affiliates may also receive an annual retainer and meeting and travel fees for attending those meetings.

Directors can receive their retainer in a combination of cash, Enbridge shares and DSUs, but they must receive a minimum amount in DSUs, as shown in the table below. Travel fees are always paid in cash.

	Annual amount($)	Cash	Enbridge shares	DSUs	Cash	Enbridge shares	DSUs
	Compensation component	before minimum share ownership			after minimum share ownership
Board Retainer	235,000
Additional retainers
Chair of the Board retainer	260,000
Board committee chair retainer		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
– Audit, Finance & Risk	25,000
– Human Resources & Compensation	20,000
– Safety & Reliability	15,000
– Corporate Social Responsibility	10,000
– Governance	10,000
Travel fee	1,500	100%	–	–	100%	–	–

Once they reach the minimum share ownership level, directors can choose to receive between one quarter and their entire retainer in DSUs, with the balance in cash, Enbridge shares or a combination of both, according to a percentage mix they choose. They must take at least 25% of the retainer in DSUs. Directors are allocated the Enbridge shares based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the date that is two weeks prior to the date of payment.

The table below shows the breakdown of each director’s annual retainer for the year ended December 31, 2015.

Director	Cash (%)	Enbridge shares (%)	DSUs (%)
David A. Arledge	75	–	25
James J. Blanchard	50	25	25
J. Lorne Braithwaite[1]	75	–	25
Marcel R. Coutu	75	–	25
J. Herb England	–	75	25
Charles W. Fischer	50	–	50
V. Maureen Kempston Darkes	25	50	25
Al Monaco[2]	–	–	–
George K. Petty	–	–	100
Rebecca B. Roberts[3]	50	–	50
Charles E. Shultz[1]	75	–	25
Dan C. Tutcher	–	–	100
Catherine L. Williams	–	50	50

1.	Messrs. Braithwaite and Shultz did not stand for re-election in 2015 and retired from the Board on May 6, 2015.
2.	Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.
3.	Ms. Roberts was appointed to the Board effective March 15, 2015.

Enbridge Inc. 2016 Management information circular        42

2015 director compensation results

Summary compensation table

The table below shows the total compensation paid to or accrued by our directors for the year ended December 31, 2015. All Enbridge shares and DSUs vested at the time of the grant.

		Share-based[2] awards					All other compensation			Total
	Fees earned[1] (cash) ($)	Enbridge shares[3]		DSUs[4]		Subsidiary fees[5]	Travel fees	Dividends on DSUs[6]
Director		(#)	($)	(#)	($)	($)	($)	(#)	($)	($)
David A. Arledge[7]	371,250	–	–	3,069	123,750	–	10,500	38	1,463	506,963
James J. Blanchard[7]	120,000	1,579	63,657	1,519	61,250	–	10,500	18	724	256,131
J. Lorne Braithwaite[8]	67,304	–	–	251	14,688	8,375	4,500	75	3,903	98,770
Marcel R. Coutu	176,250	–	–	1,110	58,750	14,625	4,500	9	474	254,599
J. Herb England[7]	–	4,835	194,929	1,612	65,000	375,802	10,500	20	769	647,000
Charles W. Fischer	125,000	–	–	2,362	125,000	88,500	4,500	30	1,506	344,506
V. Maureen Kempston Darkes	58,750	2,219	117,422	1,110	58,750	–	10,500	14	708	246,130
Al Monaco[9]	–	–	–	–	–	–	–	–	–	–
George K. Petty[7]	–	–	–	5,828	235,000	–	10,500	73	2,778	248,278
Rebecca B. Roberts[7,10]	93,021	–	–	2,372	93,396	39,250	7,500	20	768	233,935
Charles E. Shultz[8]	67,304	–	–	251	14,688	2,448	4,500	–	–	88,940
Dan C. Tutcher[7]	–	–	–	6,076	245,000	–	9,000	75	2,897	256,897
Catherine L. Williams	–	2,408	127,430	2,409	127,500	33,250	4,500	30	1,537	294,217

1.	The cash portion of the retainers paid to the directors.
2.	The portion of the retainer received as DSUs and Enbridge shares.
3.	Directors may also receive additional Enbridge shares as part of our Dividend Reinvestment and Share Purchase Plan, which is available to all shareholders.
4.	We pay directors quarterly. The value of the Enbridge shares and DSUs is based on the weighted average of the closing price of Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. The weighted average Enbridge share prices were $58.48, $60.24, $53.78 and $42.93 for the first, second, third and fourth quarters of 2015.
5.	Includes the annual retainers paid to each of Ms. Roberts and Ms. Williams and Messrs. Braithwaite, Coutu, England, Fischer and Shultz as a director or trustee of an Enbridge subsidiary or affiliate, and travel fees for attending those meetings. Ms. Roberts received US$39,250 for serving as a director and member of the audit committees of Enbridge Energy Company, Inc., and Enbridge Energy Management, L.L.C. until her resignation from those boards on March 19, 2015. This face amount is shown in the summary compensation table above.
6.	Includes dividend equivalents granted in 2015 on DSUs granted in 2015 based on the 2015 quarterly dividend rate of $0.465. Dividend equivalents vest at the time of grant.
7.	These directors are paid the same face amounts in US$ because their principal residence is in the US.
8.	Messrs. Braithwaite and Shultz did not stand for re-election in 2015 and retired from the Board on May 6, 2015.
9.	Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.
10.	Ms. Roberts was appointed to the Board effective March 15, 2015.

Incentive plans awards

We have not granted stock options (stock options or options) to directors since 2002. None of our non-employee directors hold any share-based awards that have not vested.

Enbridge Inc. 2016 Management information circular        43

Share-based compensation

The table below shows the breakdown in share-based compensation each director received each quarter in 2015.

Director	Enbridge Shares[1]	DSUs[1]	Q1 Dividends on 2015 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Q2 Dividends on 2015 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Q3 Dividends on 2015 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Q4 Dividends on 2015 DSUs[1]
	$ (# shares)	$ (# units)	$ (# units)	$ (# shares)	$ (# units)	$ (# units)	$ (# shares)	$ (# units)	$ (# units)	$ (# shares)	$ (# units)	$ (# units)
David A. Arledge[2]	–	$39,609 (677)	–	–	$38,637 (641)	$315 (5)	–	$41,072 (764)	$616 (12)	–	$42,372 (987)	$976 (21)
James J. Blanchard[2]	$20,351 (348)	$19,604 (335)	–	$19,879 (330)	$19,123 (317)	$156 (2)	$21,135 (393)	$20,328 (378)	$305 (6)	$21,808 (508)	$20,972 (489)	$483 (10)
J. Lorne Braithwaite[3]	–	$14,688 (251)	–	–	–	$1,290 (22)	–	–	$1,300 (25)	–	–	$1,312 (28)
Marcel R. Coutu	–	$14,687 (251)	–	–	$14,687 (244)	$117 (2)	–	$14,687 (273)	$230 (4)	–	$14,687 (342)	$127 (3)
J. Herb England[2]	$62,398 (1,067)	$20,804 (356)	–	$60,842 (1,010)	$20,294 (337)	$165 (3)	$64,697 (1,203)	$21,573 (401)	$323 (6)	$66,756 (1,555)	$22,256 (518)	$513 (11)
Charles W. Fischer	–	$31,250 (534)	–	–	$31,250 (519)	$248 (4)	–	$31,250 (581)	$492 (10)	–	$31,250 (728)	$766 (16)
V. Maureen Kempston Darkes	$29,356 (502)	$14,687 (251)	–	$29,336 (487)	$14,687 (244)	$117 (2)	$29,363 (546)	$14,687 (273)	$231 (4)	$29,364 (684)	$14,687 (342)	$360 (8)
Al Monaco[4]	–	–	–	–	–	–	–	–	–	–	–	–
George K. Petty[2]	–	$75,217 (1,286)	–	–	$73,372 (1,218)	$598 (10)	–	$77,996 (1,450)	$1,169 (23)	–	$80,464 (1,874)	$1,854 (40)
Rebecca B. Roberts[5]	–	–	–	–	$42,800 (710)	–	–	$38,998 (725)	$330 (6)	–	$40,232 (937)	$671 (14)
Charles E. Shultz[3]	–	$14,687 (251)	–	–	–	–	–	–	–	–	–	–
Dan C. Tutcher[2]	–	$78,418 (1,341)	–	–	$76,495 (1,269)	$623 (10)	–	$81,315 (1,512)	$1,219 (24)	–	$83,888 (1,954)	$1,933 (41)
Catherine L. Williams	$31,871 (545)	$31,875 (545)	–	$31,866 (529)	$31,875 (529)	$253 (4)	$31,837 (592)	$31,875 (593)	$501 (10)	$31,854 (742)	$31,875 (742)	$782 (16)

1.	Directors are paid in Enbridge shares and DSUs quarterly. Their value is based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. DSUs dividends paid in 2015 on DSUs granted in 2015 are valued as of March 2, June 1, September 1 and December 1, 2015. The table below shows the grant dates, dividend dates and the weighted average Enbridge share price for each quarter in 2015. DSUs have been rounded to a whole number.

Quarter	DSU grant date	Dividend date	Weighted average Enbridge share price for dividend grant	Weighted average Enbridge share price for DSU grant
Q1	March 13, 2015	March 2, 2015	$57.90	$58.48
Q2	June 5, 2015	June 1, 2015	$58.93	$60.24
Q3	September 11, 2015	September 1, 2015	$51.26	$53.78
Q4	December 11, 2015	December 1, 2015	$46.84	$42.93

2.	These directors are paid in US$. The amounts they received have been converted to CA$ based on the Bank of Canada noon rate:

March 13, 2015: US$1 = CA$1.2803

June 5, 2015: US$1 = CA$1.2489

September 11, 2015: US$1 = CA$1.3276

December 11, 2015: US$1 = CA$1.3696

3.	Messrs. Braithwaite and Shultz did not stand for re-election in 2015 and retired from the Board on May 6, 2015.
4.	Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.
5.	Ms. Roberts was appointed to the Board effective March 15, 2015.

Enbridge Inc. 2016 Management information circular        44

Change in equity ownership

The table below shows the change in each director’s equity ownership from March 3, 2015 to March 8, 2016 and his or her status in meeting the share ownership requirements.

Director	Enbridge shares(#)	Enbridge stock options (#)	DSUs(#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[1]	Minimum share ownership required (3x Board retainer)[2,3] ($)	Current holdings as a multiple of the Board retainer
David A. Arledge
2016	32,600	–	56,891	89,491	4,462,916	705,000	18.99
2015	32,600	–	51,700	84,300	4,882,656	705,000	20.78
Change	–	–	5,191	5,191	(419,740)
James J. Blanchard
2016	15,881	–	108,638	124,519	6,209,763	705,000	26.42
2015	14,027	–	103,006	117,033	6,778,551	705,000	28.84
Change	1,854	–	5,632	7,486	(568,789)
Marcel R. Coutu
2016	29,400	–	1,607	31,007	1,546,319	705,000	6.58
2015	20,000	–	451	20,451	1,184,522	705,000	5.04
Change	9,400	–	1,156	10,556	361,797
J. Herb England
2016	7,031	–	54,849	61,880	3,085,956	705,000	13.13
2015	2,120	–	51,172	53,292	3,086,673	705,000	13.13
Change	4,911	–	3,677	8,588	(717)
Charles W. Fischer
2016	11,250	–	21,941	33,191	1,655,235	705,000	7.04
2015	11,250	–	18,777	30,027	1,739,164	705,000	7.40
Change	–	–	3,164	3,164	(83,929)
V. Maureen Kempston Darkes
2016	20,346	–	14,346	34,692	1,730,090	705,000	7.36
2015	17,765	–	12,705	30,470	1,764,822	705,000	7.51
Change	2,581	–	1,641	4,222	(34,732)
Al Monaco[3]
2016	374,780	2,593,700	–	374,780	18,690,279	–	–
2015	192,201	2,761,300	–	192,201	11,132,282	–	–
Change	182,579	(167,600)	–	182,579	7,557,997
George K. Petty
2016	1,894	–	72,192	74,086	3,694,669	705,000	15.72
2015	1,894	–	63,699	65,593	3,799,147	705,000	16.17
Change	–	–	8,493	8,493	(104,478)
Rebecca B. Roberts[4]
2016	2,700	–	2,422	5,122	255,434	705,000	1.09
2015	–	–	–	–	–	–	–
Change	2,700	–	2,422	5,122	255,434
Dan C. Tutcher
2016	635,167	–	72,425	707,592	35,287,613	705,000	150.16
2015	659,173	–	63,679	722,852	41,867,588	705,000	178.16
Change	(24,006)	–	8,746	(15,260)	(6,579,975)
Catherine L. Williams
2016	39,029	–	32,261	71,290	3,555,232	705,000	15.13
2015	35,428	–	28,658	64,086	3,711,861	705,000	15.80
Change	3,601	–	3,603	7,204	(156,629)
Total
2016	1,170,078	2,593,700	437,572	1,607,650	80,173,506
2015	986,458	2,761,300	393,847	1,380,305	79,947,266
Change	183,620	(167,600)	43,725	227,345	226,240

1.	Based on the total market value of Enbridge shares and/or DSUs owned by the director, based on the closing price of $57.92 on the TSX on March 3, 2015 and $49.87 on March 8, 2016. These amounts have been rounded to the nearest dollar. Excludes stock options.
2.	Each Director listed in the above table met the share ownership guideline by or before the applicable deadline. Directors must meet the share ownership guideline within five years of becoming a director on our Board. Ms. Roberts must meet the requirement by March 15, 2020.
3.	Mr. Monaco does not receive any compensation as a director of Enbridge. He is only compensated for his role as President & Chief Executive Officer. He is required to hold at least five times his base salary in Enbridge shares as a member of management. Please see page 81 of this circular for information on his Enbridge share ownership as a multiple of his base salary.
4.	Ms. Roberts was appointed to the Board effective March 15, 2015.
5.	Messrs. Braithwaite and Shultz are not shown in the above table because they did not stand for re-election in 2015 and retired from the Board on May 6, 2015.

Enbridge Inc. 2016 Management information circular        45

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Named executive officers

For 2015, the Enbridge named executives are the following individuals:

•	Al Monaco, President & Chief Executive Officer;
•	John K. Whelen, Executive Vice President & Chief Financial Officer;
•	D. Guy Jarvis, President, Liquids Pipelines;
•	David T. Robottom, Executive Vice President & Chief Legal Officer; and
•	C. Gregory Harper, President, Gas Pipelines & Processing.

Executive summary

Strategic focus

In 2015, Enbridge continued to focus on the four key priorities in its strategic plan:

   1.     drive safety and operational reliability;

   2.     execute on its growing slate of commercially secured projects;

   3.     secure the longer-term future; and

   4.     maintain the foundation.

Compensation philosophy

Performance is foundational to the executive compensation program and payouts are strongly aligned to the achievement of Enbridge’s strategic priorities. Compensation is typically targeted at median within the markets where Enbridge competes, with performance driving “at risk” incentive payouts up or down accordingly. The vast majority of executive compensation is considered “at risk” because its value is based on specific performance criteria and payout is not guaranteed.

Operational and financial performance metrics are used for the short-term incentive plan while key financial performance metrics are used for the medium- and long-term incentive plans. These programs are designed to motivate management to safely and efficiently operate the business with a focus on the longer term, while providing the superior returns that shareholders expect.

Performance highlights for 2015

Enbridge common shares closed at $46.00 on the TSX on December 31, 2015, resulting in a total shareholder return of negative 20% in 2015, or 12% below the S&P/TSX Composite Index . However, over the past 10 years Enbridge’s total shareholder return has exceeded the S&P/TSX Composite Index by an average of 9% per year.

The North American oil and gas industry, including the midstream sector, was a challenging environment in 2015, experiencing significant declines in commodity prices that resulted in industry-wide share price erosion. Despite this difficult operating environment, Enbridge was able to increase adjusted earnings per share (EPS) by 16% and available cash flow from operations (ACFFO) by 23%, while maintaining excellent safety and operational performance.

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Key compensation decisions in 2015

In 2015, taking into account company performance during the year, the following key compensation decisions were made for the named executives:

Program Component	CEO	Other Named Executives	Rationale
Base pay adjustments[1]	12% increase	2.5% to 3.9% increases	• CEO: to better align positioning relative to competitive market • Other Named Executives: to maintain competitive positioning
Short-term incentive payments[2]	137% of base pay (target of 100%)	82% to 94% of base pay (targets of 60% to 65%)	• Reflects a company multiplier of 1.20, business unit multipliers ranging from 1.34 to 1.63 and individual multipliers ranging from 1.60 to 1.90
Medium-term incentive awards[3]	249% of base pay (target of 115%)	70% to 154% of base pay (targets of 70% to 110%)

•   CEO award recognizes successful strategic leadership of Enbridge’s financial restructuring, and to better align competitive positioning relative to competitive market

•   Mr. Whelen received a larger grant to compensate for his ineligibility for the 2012 performance stock option grant

•   Mr. Jarvis received an adjustment to his award to compensate for the target change that occurred since the 2012 performance stock option grant

Long-term incentive awards[4]	114% of base pay (target of 115%)	31% to 146% of base pay (targets of 30% to 79%)

•   Mr. Whelen and Mr. Jarvis received an adjustment to their awards to compensate for eligibility and long-term incentive target changes that occurred since the time of the 2012 performance stock option grant

1.	See page 54 for details.
2.	See page 54 for details.
3.	See page 59 for details.
4.	See page 62 for details.

Pay for performance

Over a five-year period ending December 31, 2015, growth in average annualized total compensation for named executives remained largely flat. At the same time, an initial investment in Enbridge common shares at the beginning of the five-year period would have returned 90% (relative to a five-year return of 12% for a comparable investment in the S&P/TSX Composite index).

Compensation philosophy

Approach to executive compensation

Enbridge’s approach to executive compensation is set by the HRC Committee and approved by the Board. These programs are designed to accomplish three objectives:

•	attract and retain a highly effective executive team;
•	align executives’ actions with Enbridge’s business strategy and the interests of Enbridge shareholders and other stakeholders; and
•	reward executives for short-, medium- and long-term performance.

Alignment with company strategy

Enbridge’s vision is to be the leading energy delivery company in North America.

Central to achieving that vision is a relentless focus on safety, operational reliability and protection of the environment to ensure that the needs of all stakeholders are met, and that Enbridge continues to be a good citizen within the communities where we live and operate.

Driving safety and operational reliability is Enbridge’s number one priority.

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The following are Enbridge’s top four priorities:

•	uncompromising drive for safety and operational reliability; failing to adhere to this priority means the outcomes set out in the remainder of the strategic plan are at risk;
•	execute on a large slate of commercially secured projects through a focus on project management and preserving financial strength and flexibility;
•	secure the longer-term future by strengthening core businesses and developing new platforms for growth and diversification; and
•	uphold the values of Integrity, Safety and Respect; shaping, promoting and protecting Enbridge’s reputation; and attracting, retaining and developing our people.

Enbridge’s executive compensation programs are aligned with the achievement of these strategic priorities and are designed to link payouts to those outcomes. They motivate management to deliver exceptional value to Enbridge shareholders through strong corporate performance and investing capital in ways that minimize risk and maximize return, while always supporting the core business goal of delivering energy safely and reliably.

Management is committed to delivering steady, visible and predictable results, and operating assets in an ethical and responsible manner.

Guiding policies

✓ Enbridge does:	× Enbridge does not:
Use a pay-for-performance philosophy whereby the majority of compensation provided to executives is “at risk” and dependent on pre-defined performance variables that reflect operational and financial priorities defined in the Strategic Plan	Pay out incentive programs when unwarranted by performance
Have a compensation structure that reflects a blend of short-, medium- and long-term incentive awards, and that is linked to business plans for the respective time frame to directly tie results to rewards	Count performance stock units or unexercised stock options toward stock ownership requirements
Incorporate risk management principles into all decision-making processes and ensure compensation programs do not encourage inappropriate or excessive risk taking by executives	Allow stock option grants below 100% fair market value or re-price underwater options
Regularly review its executive compensation programs through third-party consultants to ensure the programs continue to support shareholder interests and regulatory compliance, and are aligned with sound principles of risk management and governance	Include non-performance-based restricted stock units in the executive compensation pay mix
Use both proactive/preventative and incident-based safety and operational metrics that are directly linked to the short-term incentive of every employee to reinforce the critical importance of safety, system reliability, and environmental performance	Implement employment agreements with single-trigger voluntary termination rights in favour of executives
Have meaningful stock ownership requirements that align the interests of executive officers with those of Enbridge shareholders	Permit hedging of Enbridge securities
Benchmark executive compensation programs against a group of similar companies in Canada and the US to ensure that executives are rewarded at a competitive level	Grant, renew or extend any loans to directors or senior executives
Have an incentive compensation clawback policy	Provide stock options to directors who are not full-time employees

Enbridge Inc. 2016 Management information circular        48

Pay for performance

Performance is the cornerstone of Enbridge’s executive compensation programs. The Board reviews Enbridge’s business plans over the short, medium and long term and the HRC Committee ensures the compensation programs are linked to these time frames. This focuses management on delivering value to Enbridge shareholders not only in the short term, but also continued performance in the long term.

Relevant corporate and business unit performance measures are established for the short-term incentive plan that focus on the critical safety, system reliability, environmental and financial aspects of the business. In 2015, the corporate performance measure was based on adjusted earnings per share (EPS) relative to an externally communicated guidance range, while safety and operational reliability were key measures across all business units.	Performance is foundational to Enbridge’s executive compensation programs; incentive compensation plans incorporate operational and financial performance conditions.

The performance measures for the medium- and long-term incentive plans focus on overall corporate performance aligned with Enbridge shareholder expectations for earnings growth and total shareholder return.

When assessing performance, the HRC Committee considers both objective pre-defined performance metrics as well as qualitative factors not captured in the formal metrics. For example, a decision to complete a certain acquisition may have longer-term strategic benefits that may not be reflected in the short-term performance metrics. Also playing a role are a number of market-based and earnings-based key performance indicators that compare Enbridge’s results to a peer group and to the broader market over a one- to 10-year time horizon. Therefore, the assessment of overall performance is based on a combination of the pre-defined performance metrics, the key performance indicators, as well as the qualitative aspects of management’s responsibilities.

At risk compensation

The chart below shows the target compensation mix for the President & Chief Executive Officer and the average for the other named executives. The short-, medium- and long-term incentives are considered to be “at risk” because their value is based on specific performance criteria and payout is not guaranteed.	The vast majority of compensation for Enbridge’s President & Chief Executive Officer and other named executives is considered “at risk”.

In 2015, 81% of the target total direct compensation for the President & CEO, and an average of 74% for the remaining named executive officers, was at risk, directly aligning corporate, business unit and individual performance with the interests of Enbridge shareholders. For details on targets for the incentive programs, see pages 55 and 59.

Importance of operational performance

Operational performance is central to assessing the overall performance of an organization. At Enbridge, delivering on a commitment to drive safety and operational reliability means:

•	striving for and maintaining industry leadership in safety (public, personal and process);
•	ensuring the reliability and integrity of Enbridge pipelines and facilities; and
•	protecting the environment.

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Our short-term incentive program is intended to reinforce Enbridge’s number one priority of driving safety and operational reliability and the associated design provides alignment in two ways:

•    all business units (including the corporate office) incorporate safety, system reliability/integrity, and environmental performance metrics into short-term incentive scorecards. See page 56 for examples of these metrics; and

•    all employees (including the named executives) are required to have safety objectives incorporated into their individual performance goals, with a minimum weighting of 10%.

Every Enbridge employee is required to have safety objectives incorporated into the individual performance goals tied to their short-term incentive.

Executives are expected to support the safety culture by conducting site visits at both field and office locations to discuss the importance of safety, make safety observations and solicit any safety concerns from employees and contractors. The Board of Directors firmly supports this activity and participates in site visits where directors have an opportunity to speak to employees directly to discuss safety processes and procedures and get their perspective on safety at Enbridge. There were 155 executive/director site visits conducted across the enterprise in 2015.

Annual decision-making process

The HRC Committee reviews and approves the compensation plans and pay levels for all the named executives except the President & Chief Executive Officer. The HRC Committee reviews and recommends the compensation plans and pay level for the President & Chief Executive Officer to the Board.

The table below shows the process by which compensation decisions are made.

Planning and research			è	Performance assessment and recommendations			è	Decision-making and approvals

Independent compensation consultant	è	Management		Management	è	HRC Committee		HRC Committee	è	HRC Committee Chair and Chair of the Board	è	Board of Directors
• market analysis and benchmarking		• set compensation targets • set objectives: - corporate - business unit - individual • define key metrics and other strategic priorities		• performance assessments: - CEO self- assessment - assessment of each named executive		• review corporate, business unit and individual performance • assess business environment and market performance • review historical compensation • consider use of discretion		• approve compensation decisions for the named executives (except the CEO) • approve compensation targets and objectives set by Management • recommend CEO compensation to the Board		• review corporate and CEO performance • solicit feedback from all Board members		• final approval of CEO compensation

Benchmarking to peers

Total direct compensation for the named executives is managed within a framework that involves input and consideration by the CEO and the HRC Committee, with Mercer (Canada) Limited (Mercer) providing independent advisory support. The competitiveness of this framework is based on peer group market data extracted from third-party compensation surveys and publicly disclosed executive compensation information for comparable benchmark roles at peer companies. The market data is considered from several perspectives including organization size and industry sector (pipeline, energy and utility criteria).

As the responsibilities of Enbridge’s named executives are primarily North American in scope, equally-weighted Canadian and US peer groups are determined and used for executive compensation benchmarking.

Peer group determination

Enbridge’s compensation benchmarking peer group is reviewed annually. The peer group for 2015 remains unchanged from 2014, with the exception of the removal of Talisman Energy Inc. which was acquired by another company in 2015. Enbridge’s peer group was developed based on an initial selection of companies of similar size (between 50% and 200% of enterprise value) and type of business, with additions or deletions to best reflect the organizations with which Enbridge competes for customers, capital (including risk profile) and executive talent.

The Canadian peer companies identified include a broader range of industries than the US peers, including large pipeline, energy, utility and railway companies that are similar to Enbridge in size (based on enterprise value and revenues), and in risk profile. Together, they reflect the Canadian business environment in which Enbridge operates.

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Since the US energy sector is much larger and has more depth than Canada’s, the US peer companies identified are from a narrower range of industries, more similar to Enbridge, and include mainly oil and gas pipelines and utilities.

2015 peer group

While enterprise value is used as a primary peer group selection criteria with respect to company size (as a proxy for business complexity), other size metrics are also important. The 2015 compensation benchmarking peer group, and how Enbridge compares in terms of size as of December 31, 2015 (unless otherwise noted), is as follows:

Canadian Peer Group

	Enterprise value (CA$ millions)	Revenue (CA$ millions)	Assets (CA$ millions)	Employees	Market capitalization (CA$ millions)
How Enbridge compares	Above 75th percentile	Above 75th percentile	Above 75th percentile	Between 50th and 75th percentile	Above 75th percentile
Enbridge Inc.	90,534	33,794	84,664	8,739	39,928
Canadian National Railway Company	70,641	12,611	37,024	23,172	60,890
TransCanada Corporation	69,314	11,299	64,483	5,512	31,751
Suncor Energy Inc.	62,906	29,208	77,527	13,190	51,652
Canadian Natural Resources Ltd.	48,527	12,363	59,275	7,657	33,081
Imperial Oil Ltd.	46,523	25,188	43,170	5,700	38,210
Canadian Pacific Railway Ltd.	35,347	6,712	19,847	12,739	27,040
Husky Energy Inc.	22,260	16,354	34,220	5,552	14,086
Cenovus Energy Inc.	16,702	13,064	26,126	3,005	14,583
Encana Corporation	14,823	4,882	21,731	2,726	5,974

US Peer Group

	Enterprise value (CA$ millions)[1]	Revenue (CA$ millions)[1]	Assets (CA$ millions)[1]	Employees	Market capitalization (CA$ millions)[1]
How Enbridge compares	Above 75th percentile	Above 75th percentile	Above 75th percentile	Between 50th and 75th percentile	Above 75th percentile
Duke Energy Corporation	126,643	32,442	167,680	29,188	67,977
NextEra Energy, Inc.	106,002	22,049	114,151	14,300	66,284
Kinder Morgan, Inc.	105,149	19,413	116,400	11,290	46,032
Enterprise Products Partners, LP	102,533	37,230	67,750	6,900	71,250
Southern Company	99,010	24,205	108,392	26,703	59,033
Dominion Resources, Inc.	95,967	16,028	81,375	14,700	55,794
Enbridge Inc.	90,534	33,794	84,664	8,739	39,928
Energy Transfer Partners, LP	68,684	46,358	90,199	25,682	32,400
Exelon Corporation	62,729	39,732	132,011	29,762	35,359
The Williams Companies	60,421	10,190	67,898	6,742	26,669
PG&E Corporation	59,960	23,297	91,066	23,000	36,220
PPL Corporation	58,111	12,305	54,393	12,799	31,830
Sempra Energy	52,959	14,100	56,952	17,387	32,306
Spectra Energy Corp.	46,729	7,188	45,565	6,000	22,232
Consolidated Edison, Inc.	44,523	17,358	63,169	14,806	26,062
Plains All American Pipeline, LP	28,917	32,059	30,847	5,400	12,716

1.	See page 84 for exchange rate used.

Setting compensation targets

Enbridge generally targets overall total direct compensation at the median (including the CEO position), considering the skill, competency and experience of each senior executive. Some senior executive roles that have smaller scale or scope are benchmarked below median.

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Assessing 2015 performance

Enbridge common shares closed at $46.00 on the TSX on December 31, 2015, resulting in a total shareholder return that underperformed the S&P/TSX Composite Index by 12% in 2015. Over the past 10 years, total shareholder return has exceeded the S&P/TSX Composite Index by an average of 9% per year. Since Enbridge’s inception as a publicly traded entity over 63 years ago, it has delivered an average annual total shareholder return of 15%, outperforming the TSX Composite Index by 6% over a similar time frame.

*Based	on 2015 performance peer group. A new peer group is effective for 2016 – see page 66 for details.

The North American oil and gas industry was a challenging environment in 2015, experiencing significant declines in commodity prices. While most of Enbridge’s businesses have limited direct commodity price exposure, low oil prices impact Enbridge’s customers. As a critical transportation provider, Enbridge strives to support the competitiveness of customers and the industry through stable and predictable tolls, operating and capital efficiency, reliable transportation and further improving market access.

Enbridge is well positioned to manage through this environment due to the resiliency of its low-risk business model, which is underpinned by strong commercial constructs, minimal direct commodity exposure and the reliable credit quality of customers. In addition, $18 billion of projects have been placed into service over the last two years, ideally situating Enbridge to satisfy future energy needs and generating strong future free cash flows. Finally, Enbridge has a strong balance sheet and access to capital, ample liquidity of over $10 billion as of the end of 2015, and the ability to generate stable and predictable cash flow.

These strengths contributed to achieving good results in 2015, augmenting Enbridge’s solid foundation and resulting in the successful execution of its growth capital program, bringing 14 projects with a combined value of $8 billion into service, record volumes on the Mainline system, strong earnings and higher cash flows. Enbridge also achieved an increase in adjusted EPS of 16%, or $0.30 per common share, and an increase in ACFFO of 23%, or $0.70 per common share.

In December 2015, Enbridge announced:

•	a 14% increase in the quarterly dividend, effective March 1, 2016, marking the twenty-first consecutive year of dividend increases;
•	ACFFO guidance range for 2016 of $3.80 to $4.50 per share; and
•	adjusted earnings before interest and taxes guidance range for 2016 of $4.4 billion to $4.8 billion.

The dividend increase for 2016 reflects the strength of Enbridge’s businesses, its sound financial position and the successful execution of its capital program. In 2015, Enbridge continued to grow across all of its businesses and exited the year with a $26 billion secured capital investment growth program of which $8 billion was brought into service in 2015, and $18 billion in projects are scheduled to be brought into service from 2016 through 2019.

The scalable and flexible nature of Enbridge’s liquids Mainline has enabled steady increases in throughput over the past five years. In December, the Mainline system ran at full capacity, being oversubscribed by 19% and reaching new record volumes. These projects open up good markets for shippers that can now access new markets and global pricing, and draw incremental volumes through the Mainline system.

Enbridge continued to develop its renewable power and natural gas businesses to support a key priority of extending and diversifying growth beyond 2019. During 2015, Enbridge engaged in a $0.9 billion Greater Toronto Area Project through which Enbridge Gas Distribution is upgrading and expanding its systems to meet growing demand from residential, commercial and industrial customers.

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The project is expected to be in service during the first quarter of 2016. Enbridge also grew its renewables energy portfolio in 2015 by putting into service the 110-Megawatt Keechi Wind Project in Texas, and acquiring over 500-Megawatts of new wind assets in the US and offshore UK.

As part of its sponsored vehicle strategy, Enbridge completed the transfer of its Canadian Liquids Pipeline Business and certain Canadian renewable energy assets to Enbridge Income Partners LP, in which Enbridge Income Fund has an indirect interest, for aggregate consideration of $30.4 billion plus incentive distribution and performance rights. The transfer was a key component of Enbridge’s Financial Optimization Strategy supporting dividend growth and is expected to further enhance the value of Enbridge’s industry leading capital program by providing access to diversified sources of low-cost funding for the company’s $26 billion secured capital investment growth program, and enhancing competitiveness in the pursuit of new growth opportunities and asset acquisitions.

Enbridge was also active in the debt markets during 2015, issuing approximately $1.6 billion in medium-term notes, through its subsidiaries Enbridge Pipelines Inc. and Enbridge Gas Distribution Inc., and a further US$1.6 billion in senior notes issued in October 2015 through Enbridge Energy Partners, L.P.

Safety and operational reliability remains Enbridge’s number one priority. Enbridge delivered its 2014 Safety Report to the Community in October 2015, which highlights progress toward the goal of being an industry leader in the areas of safety and operational reliability performance in the ongoing maintenance and enhancement of pipelines and facilities. Total recordable injury frequency (TRIF) – a key safety performance indicator – was at a record low in 2015 for both employees and contractors, with TRIFs 44% and 34% below the five-year average, respectively. Enbridge also continues to invest heavily in pipeline integrity, leak detection capability, environmental protection and emergency response to ensure its energy transportation and distribution systems operate safely, reliably and in an environmentally responsible manner.

Once again, Enbridge received recognition for corporate and social responsibility and sustainability practices, including being named to both the Dow Jones Sustainability North America Index and the Dow Jones Sustainability World Index. Enbridge has been included in the North America Index eight times in the past nine years, and named to the World Index six times, including the past four years running. In January 2016, Enbridge was included in the Global 100 Most Sustainable Corporations for 2016.

Short-term incentive – corporate performance metric

The calculation of short-term incentive awards is derived from three factors, one of which is corporate performance. The other two (business unit and individual performance) are described on pages 56 and 57.

For 2015 short-term incentive purposes, Enbridge’s corporate performance was measured by adjusted EPS. This is a metric that focuses on the return to Enbridge shareholders and is aligned with how investors and securities analysts assess Enbridge’s performance on an annual basis.

Consistent with Enbridge’s financial reporting and public disclosure of results, adjusted earnings excludes the impact of non-recurring and non-operating items. Approximately $1,903 million of net adjustments were made to arrive at adjusted earnings of $1,866 million, including adjustments for non-cash mark-to-market gains/(losses) on derivatives to hedge exposure to market price risks (foreign exchange, interest rates and commodity prices), one-time charges in relation to the Canadian Liquids Pipelines transaction, and goodwill impairment losses. For incentive compensation purposes, adjusted earnings also exclude the impact of certain long-term financing activities on earnings, bringing adjusted EPS to $2.23.

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Executive compensation design and 2015 decisions

Enbridge’s executive compensation program is made up of seven components.

Base salary

On April 1, 2015, the named executives (excluding Mr. Monaco) received base salary increases of 2.5% to 3.9% to recognize their individual performance and to maintain their competitive position within the market. A larger increase of 12% was awarded to Mr. Monaco to better align his positioning relative to the competitive market.

Base salary
Executive	January 1, 2015 ($)	Change in 2015 (%)	December 31, 2015 ($)
Al Monaco	1,144,000	12.0%	1,281,000
John K. Whelen	500,000	2.5%	512,500
D. Guy Jarvis	530,000	3.9%	550,900
David T. Robottom	522,700	2.5%	535,800
C. Gregory Harper[1]	485,539	20.9%	587,231

1.	Mr. Harper’s salary was US$424,300 as of December 31, 2015, compared with US$414,000 as of January 1, 2015 (i.e., a 2.5% increase in 2015). The 2015 increase (in $CA) is a result of the weakening of the Canadian dollar over the year. See page 84 for details on exchange rate used.

Short-term incentive

It is critically important to ensure all Enbridge executives are incented to achieve not only financial results but also operational results in the areas of safety and environmental performance, as well as customer, employee and other stakeholder based measures. For this reason, the short-term incentive awards are paid based on performance against a combination of corporate, business unit and individual goals that are set at the beginning of the year. For executives who have primary responsibility for overall corporate performance, the corporate performance metrics are given more weight. Business unit performance metrics are given the most weight for executives with primary responsibility within an operating business unit.

Each executive’s target award and payout range reflect the level of responsibility associated with their role, as well as competitive practice, and is established as a percentage of base salary.

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Short-term incentive targets (as a % of base salary)
Executive	January 1, 2015	Change in 2015	December 31, 2015	Payout range	Performance measures/weightings (as a % of total)
					Corporate	Business unit	Individual
Al Monaco	100%	–	100%	0 – 200%	60%	20%	20%
John K. Whelen	65%	–	65%	0 – 130%	60%	20%	20%
D. Guy Jarvis	65%	–	65%	0 – 130%	25%	50%	25%
David T. Robottom	60%	–	60%	0 – 120%	60%	20%	20%
C. Gregory Harper	60%	–	60%	0 – 120%	25%	50%	25%

The awards are calculated using an actual performance multiplier that ranges anywhere between 0.0x and 2.0x, depending on whether the combination of goals has been met.

Use of discretion

The President & Chief Executive Officer can recommend an adjustment to the calculated short-term incentive award for his direct reports when he feels it is appropriate, to reflect extraordinary events and other factors not contemplated in the original measures or targets. The HRC Committee must consider and, if appropriate, approve the President & Chief Executive Officer’s recommendations.

The HRC Committee can adjust the calculated short-term incentive award for the President & Chief Executive Officer up or down at its discretion. It can also change or waive the eligibility criteria, performance measures and scorecards, and the target and maximum award levels when it believes it is reasonable to do so, considering matters such as key performance indicators and the business environment in which the performance was achieved. The Board must approve the HRC Committee’s recommendations.

2015 performance results

Corporate performance

Corporate performance, measured using adjusted EPS in 2015, represents between 25-60% of the named executives’ short-term incentive award. See page 52 and 53 for a summary of corporate performance and results.

The external guidance range established for adjusted EPS was the sole metric used for determining corporate performance anchors for 2015 short-term incentive purposes. The target (1.0x multiplier) anchor was set using the midpoint of the guidance range (Board-approved budget) that was publicly disclosed prior to the start of 2015, while the threshold (0.5x multiplier) and maximum (2.0x multiplier) anchors were based on the lower and upper ends of the guidance range. Based on the 2015 adjusted EPS measure of $2.23 for incentive compensation purposes, the resulting corporate short-term incentive performance multiplier is 1.20x.

2015 corporate STIP metric	Adjusted EPS performance anchor[1]	Multiplier
Below threshold	Less than $2.05	0.0x
Minimum (threshold)	$2.05	0.5x
Midpoint (target)	$2.20	1.0x
Maximum (maximum)	$2.35	2.0x
Actual	$2.23	1.2x

1.	Adjusted EPS between the thresholds in this table results in a multiplier calculated on a linear basis.

Before approving the 2015 corporate performance multiplier, the HRC Committee considered Enbridge’s performance compared to other companies in its performance peer group and companies in the TSX Composite index, as measured by dividend per share growth, total shareholder return and risk-adjusted total shareholder return over the past one-, three-, five- and 10-year periods. Enbridge’s 2015 performance on all of the key performance indicators remained at or near the top quartile, with the exception of 1-year total shareholder return (which was closer to median versus the peer group). After thoroughly reviewing corporate, business unit and individual performance, the HRC Committee was comfortable that the recommended short-term incentive awards, as calculated, appropriately reflected the results achieved and approved the awards as presented.

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Business unit performance

Business unit performance is assessed relative to a scorecard of metrics and targets established by each business leader and their senior management teams at the start of the year. Scorecard targets are approved and results are reviewed by an evaluation committee, comprised of members of the Executive Leadership Team and other executives representing specific functional disciplines. The President & Chief Executive Officer reviews all business unit results, which are then recommended to the HRC Committee for approval.

The makeup of scorecards varies by business unit, but includes a range of metrics including:

• operational performance • personal, public & process safety • system integrity • environmental performance • financial performance • commercial and customer measures • workforce measures	Each business unit scorecard has a minimum of 40% tied to operational performance to highlight its importance at Enbridge.

The following table provides examples of the types of metrics that are used in the scorecards of the various business units.

Performance Area		Metric
Operational (Safety, System Integrity & Environmental Performance)	Proactive/preventative	• number and quality of safety observations recorded by employees
• number of system inspections or process safety management audits
• meeting mainline and facility integrity and reliability targets
• Environment, Health & Safety Training course completion
	Incident-based	• number of releases or process safety incidents
• total recordable injury frequency—employees and contractors
• % of action items closed from incident investigations
Financial		• adjusted earnings, available/distributable cash flow
• cost containment
Commercial/Customer		• newly secured business and re-contracting of assets
• stakeholder relationship
• project integration
• customer experience
Workforce		• % of employees having completed Individual Development Plans
• % of employees having minimum of two career conversations per year

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The relevant business unit metrics and associated performance multipliers used for each named executive in 2015 are summarized below:

Executive	Relevant Metrics	Performance Multiplier (0.0x – 2.0x)
Al Monaco	Composite measure • non-financial operating measures for the combined enterprise	1.33x
John K. Whelen

Corporate Office

•    non-financial operating measures for the combined enterprise

•    financial (corporate cost containment)

•    corporate office safety performance

•    safety measures for the combined enterprise

•    employee development

1.63x
D. Guy Jarvis	Liquids Pipelines • financial, operating and commercial measures for the Liquids Pipelines business unit	1.42x
David T. Robottom

Corporate Office

•    non-financial operating measures for the combined enterprise

•    financial (corporate cost containment)

•    corporate office safety performance

•    safety measures for the combined enterprise

•    employee development

1.63x
C. Gregory Harper	Gas Pipelines & Processing (50%) • financial, operating and commercial measures for the Gas Pipelines & Processing business unit	1.46x
	Midcoast Energy Partners (50%) • financial, operating, commercial and safety measures for the Midcoast Operating business unit	1.34x

Individual performance

In consultation with Mr. David A. Arledge, Chair, Board of Directors, and Ms. Catherine L. Williams, chair, HRC Committee, the President & Chief Executive Officer established his individual 2015 objectives at the start of the year, taking into consideration the company’s financial and strategic priorities. The President & Chief Executive Officer’s objectives were provided to all of the Board members.

The President & Chief Executive Officer established individual objectives with the other members of the Executive Leadership Team for 2015 at the start of the year, basing them on strategic and operational priorities related to each executive’s portfolio and other factors.

The discussion of each named executive’s individual and business unit performances starts on page 68.

2015 short-term incentive calculations

The table below details each named executive’s overall performance multiplier for 2015:

Short-term incentive performance multipliers

	A – Corporate performance					B – Business unit performance					C – Individual performance					A+B+C1
	Wt.	x	Mult.	=	Total A	Wt.	x	Mult.	=	Total B	Wt.	x	Mult.	=	Total C	Overall Total
Al Monaco	60%		1.20		0.72	20%		1.33		0.27	20%		1.90		0.38	1.37
John K. Whelen	60%		1.20		0.72	20%		1.63		0.33	20%		1.65		0.33	1.38
D. Guy Jarvis	25%		1.20		0.30	50%		1.42		0.71	25%		1.75		0.44	1.45
David T. Robottom	60%		1.20		0.72	20%		1.63		0.33	20%		1.60		0.32	1.37
C. Gregory Harper	25%		1.20		0.30	50%		1.40		0.70	25%		1.65		0.41	1.41

1.	Differences between calculated multipliers and overall multipliers due to rounding.

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Each named executive’s calculated short-term incentive award, as well as the actual award, is as follows:

Short-term incentive award calculations

	December 31, 2015 salary ($)	x	2015 target award (%)	x	Overall multiplier	=	Calculated award[1] ($)	Actual award[1] ($)
Al Monaco	1,281,000		100%		1.37		1,754,970	1,750,000
John K. Whelen	512,500		65%		1.38		459,713	458,380
D. Guy Jarvis	550,900		65%		1.45		519,223	518,328
David T. Robottom	535,800		60%		1.37		440,428	439,142
C. Gregory Harper[2]	587,231		60%		1.41		496,798	497,678

1.	Differences between calculated awards and actual awards due to proration of short-term incentive targets throughout the year, discretionary adjustments and/or rounding.
2.	Mr. Harper’s calculated and actual awards were US$358,958 and US$359,594, respectively. See page 84 for details on exchange rate used.

Medium- and long-term incentives

Enbridge’s medium- and long-term incentives for executives include three primary plans: the performance stock unit plan, performance stock option plan and incentive stock option plan. A fourth program was introduced in 2015 for executives of Midcoast Energy Partners, L.P. (MEP), an indirect subsidiary that owns Enbridge’s gas gathering and processing assets in the US – see page 60 for details. With the exception of performance stock options which are granted periodically (usually every five years in August), medium- and long-term incentives are granted annually early in the year.

The various plans that apply to executives have different terms, vesting conditions and performance criteria. This mitigates the risk that executives produce only short-term results for individual profit. This approach also benefits shareholders and helps to maximize the ongoing retention value of the medium- and long-term incentives granted to executives.

Medium- and long-term incentive grants are determined as follows:

The table below outlines Enbridge’s medium- and long-term incentive plans.

	Performance stock units / MEP performance stock units	Performance stock options	Incentive stock options
Term	Three years	Eight years	10 years
Description	Phantom shares/units with performance conditions that affect payout	Options to acquire Enbridge common shares (once performance conditions met)	Options to acquire Enbridge common shares
Frequency	Granted every year	Granted approximately every five years	Granted every year
Performance Conditions

Enbridge

•   50%—adjusted EPS growth  relative to a target set at the start of the term

•   50%—P/E performance relative to peers

MEP

•   50%—distributable cash flow per unit growth relative to a target set at the start of the term

•   50%—distribution yield relative to peers

		• Three share price hurdles that must be met within 6.5 years • Performance vesting weighted at 40%/40%/20%	n/a
Vesting	Units mature in full after three years	Options vest 20% per year over five years, starting on the first anniversary of the grant date. Both time and performance conditions must be met for vesting to occur	Options vest at 25% per year over four years, starting on the first anniversary of the grant date
Payout	Paid out in cash at the end of three years based on: • the market value of an Enbridge common share / MEP unit at the end of three years and • the performance conditions	Participant acquires Enbridge common shares at the exercise price defined at the time of grant (fair market value)	Participant acquires Enbridge common shares at the exercise price defined at the time of grant (fair market value)

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The table below shows the target medium- and long-term incentive awards for each named executive, as well as the amount each plan contributes to that total, in each case as a percentage of base salary.

Medium- & long-term incentive targets (as a % of base salary)

Executive	January 1, 2015	Change in 2015	December 31, 2015	Annual grant breakdown
				Performance stock units	MEP performance stock units	Performance stock options[1]	Incentive stock options
Al Monaco	330%	—	330%	115.0%	0%	100.0%	115.0%
John K. Whelen	225%	—	225%	78.8%	0%	67.5%	78.8%
D. Guy Jarvis	225%	—	225%	78.8%	0%	67.5%	78.8%
David T. Robottom	200%	—	200%	70.0%	0%	60.0%	70.0%
C. Gregory Harper	200%	—	200%	30.0%	80.0%	60.0%	30.0%

1.	Performance stock options are granted approximately once every five years, and they are intended to cover a five-year period. The above table displays the intended annualized value. The last regular performance stock option grant was in 2012, which was intended to provide annual value over the period from 2012 – 2016; however, Mr. Harper was provided an initial grant of performance stock options upon his hire in 2014. For further details, see page 63.

Performance stock units

Performance stock units give executives the opportunity to earn up to two times the value of their units when such units mature after three years, by achieving certain performance measures. Performance stock units are granted annually.

Two performance measures were used for the 2015 grant, each weighted at 50%:

i.	Adjusted EPS growth: this measure represents a commitment to Enbridge shareholders to achieve adjusted earnings that meet or exceed the average industry growth rates projected at the time of grant.
ii.	Relative P/E ratio: Enbridge uses this measure because it is a strong reflection of how shareholders view its stock and growth potential relative to its peers. For this measure, Enbridge compares itself against the following group of companies, chosen because they are all capital market competitors with a similar risk profile, operating in a comparable industry sector.

Performance comparator group: P/E ratio
Ameren Corporation	OGE Energy Corp.
Canadian Utilities Limited	ONEOK, Inc.
CenterPoint Energy, Inc.	PG&E Corporation
Emera Incorporated	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuel Gas Company	TransAlta Corporation
NiSource Inc.	TransCanada Corporation

The peer group used to measure relative P/E ratio is reviewed annually. No changes were made to the peer group for 2015.

Payout is determined at the end of the three year term using an actual performance multiplier that ranges anywhere from 0.0x to 2.0x depending on whether the performance conditions were met. The final Enbridge share price at the end of the term is the weighted average trading price of an Enbridge common share on the TSX or NYSE for the last 20 days before the end of the term.

2015 performance stock unit grant

The mechanics of the 2015 performance stock unit grant are illustrated below.

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Performance thresholds for adjusted EPS growth and relative P/E ratio are reviewed annually.

Effective January 1, 2015, the following performance stock units were granted to the named executives.

	A	B	C	(B / C)
	Performance stock units granted (#)	Value (A x $56.99)[1] ($)	Salary on January 1, 2015 ($)	Value (%)
Al Monaco[2]	50,000	2,849,500	1,144,000	249%
John K. Whelen[3]	13,490	768,795	500,000	154%
D. Guy Jarvis[4]	8,370	477,006	530,000	90%
David T. Robottom	6,420	365,876	522,700	70%
C. Gregory Harper[5]	2,490	145,634	485,539	30%

1.	Grant date value in CA$.
2.	Mr. Monaco received an additional 26,910 performance stock units in 2015 in recognition of his successful strategic leadership of Enbridge’s financial restructuring, and to better align his compensation positioning relative to external peers.
3.	Mr. Whelen received an additional 6,580 performance stock units in 2015 to compensate for not receiving a 2012 performance stock option grant. Mr. Whelen became eligible for performance stock options upon his promotion in 2014, but since the 2012 performance stock option grant covers the period from 2012 – 2016, he will not receive his first grant of performance stock options until 2017.
4.	Mr. Jarvis received an additional 1,050 performance stock units in 2015 to compensate for his 2012 performance stock option grant, covering the period from 2012 – 2016, being delivered at a lower target than his 2015 target.
5.	Mr. Harper was granted US$ denominated performance stock units in 2015, valued at grant of US$49.87 per unit for a total value of US$124,176. Based on his salary of US$414,000 as of January 1, 2015, this translates into a value of 30% of base salary. See page 84 for details on exchange rate used.

2013 performance stock unit payout

The performance stock units granted January 1, 2013 matured on December 31, 2015 and both performance targets were exceeded. The performance multiplier of 2.0x was calculated based on:

Measure	Adjusted EPS growth	Relative P/E ratio	Combined (50/50 weighting)
Lower threshold	3% compound growth (0.0x multiplier)	Below 50th percentile (0.0x multiplier)
Target (midpoint)	6% compound growth (1.0x multiplier)	Between 50th – 75th percentile (1.0x multiplier)
Upper threshold	10% compound growth (2.0x multiplier)	Above 75th percentile (2.0x multiplier)
Actual	11% compound growth (2.0x multiplier)	92nd percentile (2.0x multiplier)	2.0x multiplier

This resulted in the following payouts for the named executives in early 2016:

	Performance stock units granted (#)	+	Notionally reinvested dividends (#)	=	Total performance stock units (#)	x	Performance multiplier	x	Final share price[1] ($)	=	Payout ($)
Al Monaco	28,800		2,705.67		31,505.67		2.0x		43.97		2,770,608
John K. Whelen	4,950		465.04		5,415.04		2.0x		43.97		476,198
D. Guy Jarvis	7,450		699.90		8,149.90		2.0x		43.97		716,703
David T. Robottom	7,750		728.09		8,478.09		2.0x		43.97		745,563
C. Gregory Harper	—		—		—		n/a		n/a		n/a

1.	The volume weighted average price of an Enbridge share on the TSX or the NYSE for the 20 trading days immediately preceding December 31, 2015.

MEP performance stock units

A medium-term incentive plan tied to the publicly traded units of MEP was introduced in 2015.

MEP performance stock units are granted to eligible executives and employees of that business – Mr. Harper was the only named executive to participate in this plan in 2015. Mr. Harper’s total medium- and long-term incentive target of 200% of base salary remained unchanged in 2015, but was allocated as follows:

• Enbridge performance stock units – 30%	120% Enbridge medium- and long-term incentives
• Enbridge performance stock options – 60%
• Enbridge incentive stock options – 30%
• MEP performance stock units – 80%	80% MEP medium-term incentives

Mr. Harper will continue to receive the majority of medium- and long-term incentives tied to the equity of Enbridge Inc.

Enbridge Inc. 2016 Management information circular        60

The provisions governing MEP performance stock units are consistent with those of Enbridge performance stock units, with the exception of the performance measures. Two measures were used for the 2015 grant, each weighted at 50%:

i.	Distributable cash flow (DCF) per unit growth: DCF represents the cash MEP has available for distribution to its unitholders, and is a key metric for master limited partnerships like MEP. This performance measure reinforces a commitment to MEP unitholders to achieve DCF per unit growth that meets or exceeds average industry growth rates projected at the time of grant.
ii.	Distribution yield relative to peers: MEP’s yield is a measure of how effective it is at deploying capital and growing cashflow and the underlying business. Reduction in yield relative to peers represents improvement in both areas. MEP’s peer group is comprised of a mix of US gas gathering and processing master limited partnerships whose strategies involve organic growth or drop-downs from general partners, similar to MEP.

MEP performance comparator group: distribution yield relative to peers
American Midstream Partners, L.P.	QEP Midstream Partners, L.P.
Crestwood Midstream Partners, L.P.	Regency Energy Partners, L.P.
DCP Midstream Partners, L.P.	Southcross Energy Partners, L.P.
Enable Midstream Partners, L.P.	Summit Midstream Partners, L.P.
MarkWest Energy Partners, L.P.	Targa Resources Partners, L.P.

The peer group used to measure reduction in relative yield is reviewed annually.

All other provisions of the MEP performance stock unit plan are consistent with the Enbridge performance stock unit plan.

2015 MEP performance stock unit grant

The mechanics of the 2015 MEP performance stock unit grant are illustrated below.

Performance thresholds for DCF per unit growth and distribution yield relative to peers are reviewed annually. The 2015 target performance anchor for distribution yield was set at the 60th percentile, in part based on MEP’s positioning relative to peers at the start of 2015.

Effective January 1, 2015, the following MEP performance stock units were granted to the named executives.

	A	B	C	(B / C)
	MEP performance stock units granted (#)	Value (A x $16.54)[1] ($)	Salary on January 1, 2015 ($)	Value (%)
Al Monaco	—	n/a	n/a	n/a
John K. Whelen	—	n/a	n/a	n/a
D. Guy Jarvis	—	n/a	n/a	n/a
David T. Robottom	—	n/a	n/a	n/a
C. Gregory Harper[2]	23,490	388,525	485,539	80%

1.	Grant date value in CA$.
2.	Mr. Harper’s 2015 MEP performance stock units (denominated in US$) were valued at US$14.10 per unit at grant, for a total value of US$331,209. Based on his salary of US$414,000 as of January 1, 2015, this translates into a value of 80% of base salary. See page 84 for details on exchange rate used.

Enbridge Inc. 2016 Management information circular        61

Performance stock options

Performance stock options are granted approximately every five years and are both time and performance vested. They provide executives the opportunity to buy Enbridge common shares at the exercise price specified at the time of the grant, as long as share price hurdles are met by a certain date. Hurdles are set before the performance stock options are granted, and are based on growth rates that represent exceptional (top quartile) performance and historical P/E ratio information for the industry.

2012 performance stock option grant

In August 2012, the named executives received performance stock options intended to cover the period of 2012 – 2016, summarized in the table below.

	A	B	C	D	(B / D)	(C / D)
	Stock options granted (#)	Value (A x $4.25)[1] ($)	Value (B / salary on grant date) (%)	Years (#)	Annualized Value[2] ($)	Annualized Value (%)
Al Monaco	1,058,800	4,499,900	562%	5	899,980	112%
John K. Whelen[3]	—	n/a	n/a	n/a	n/a	n/a
D. Guy Jarvis	169,400	719,950	180%	5	143,990	36%
David T. Robottom	325,300	1,382,525	300%	5	276,505	60%
C. Gregory Harper[4]	—	n/a	n/a	n/a	n/a	n/a

1.	Grant date value in CA$. This represents the full value of the award, intended to provide compensation over the applicable five-year period from 2012 – 2016.
2.	Grant date value in CA$. This represents the intended annualized value of the award over the applicable five-year period from 2012 – 2016.
3.	Mr. Whelen was not eligible for performance stock options during the 2012 performance stock option grant.
4.	Mr. Harper was not yet hired during the 2012 performance stock option grant.

The 2012 performance stock options had a grant price of $39.34. The vesting of performance stock options is contingent on both time and performance vesting provisions. Performance stock options vest in equal annual installments over five years, subject to share price hurdles ($48, $53 and $58 for the 2012 grant) being achieved. The weighted average trading price over a period of 20 consecutive trading days must exceed the share price hurdles in order for the performance condition to be met.

For clarity, the following table further describes the vesting provisions and performance criteria of the 2012 performance stock option grant. The percentage exercisable is the Percentage Performance Vested multiplied by the Percentage Time Vested:

Performance stock option vesting percentages
Share price[1]:	Year 1 (20% time vested)	Year 2 (40% time vested)	Year 3 (60% time vested)	Year 4 (80% time vested)	Year 5 (100% time vested)
Less than $48 (0% performance vested)	0%	0%	0%	0%	0%
Greater than $48 but less than $53 (40% performance vested)	8%	16%	24%	32%	40%
Greater than $53 but less than $58 (80% performance vested)	16%	32%	48%	64%	80%
Greater than $58 (100% performance vested)	20%	40%	60%	80%	100%

1.	The weighted average trading price over a period of 20 consecutive trading days. Options were granted August 15, 2012 with an exercise price of $39.34.

Performance stock option value attribution
	Year 1	Year 2	Year 3	Year 4	Year 5
Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value	0% of grant value
Intended annual value[1]	20% of grant value	20% of grant value	20% of grant value	20% of grant value	20% of grant value

1.	Total grant value is intended to cover a five-year period.

As of December 31, 2015 all three share price hurdles from the 2012 grant had been met and 60% of the 2012 grant was exercisable.

Share price hurdle	Date reached
$48	March 18, 2014
$53	August 8, 2014
$58	February 3, 2015

Enbridge Inc. 2016 Management information circular        62

2014 performance stock option grant

Mr. Harper was granted an initial award of performance stock options in March 2014 in conjunction with his employment with Enbridge as part of his regular long-term incentive compensation. This grant was intended to cover the period from 2014 – 2016, has the same performance period and expiry dates as the performance stock options granted in 2012, and was denominated in CA$.

	A	B	C	D	(B / D)	(C / D)
	Stock options granted (#)	Value (A x $5.77)[1] ($)	Value (B / salary on grant date) (%)	Years (#)	Annualized Value[2] ($)	Annualized Value (%)
C. Gregory Harper	138,080	796,722	180%	3	265,574	60%

1.	Grant date value in CA$. This represents the full value of the award, intended to provide compensation over the applicable three-year period from 2014 – 2016.
2.	Grant date value in CA$. This represents the intended annualized value of the award over the applicable three-year period from 2014 – 2016.

Consistent with the 2012 performance stock option grant, Mr. Harper’s 2014 performance stock options are contingent on both time and performance vesting provisions. However, Mr. Harper’s options vest in equal annual installments over four years (instead of five), and are subject to share price hurdles of $53 and $58 (instead of $48, $53 and $58) being achieved. The performance stock option had a grant price of $48.81.

For clarity, the following table further describes the vesting provisions and performance criteria of Mr. Harper’s 2014 performance stock option grant. The percentage exercisable is the Percentage Performance Vested multiplied by the Percentage Time Vested:

Performance stock option vesting percentages
Share price[1]:	Year 1 (25% time vested)	Year 2 (50% time vested)	Year 3 (75% time vested)	Year 4 (100% time vested)
Less than $53 (0% performance vested)	0%	0%	0%	0%
Greater than $53 but less than $58 (60% performance vested)	15%	30%	45%	60%
Greater than $58 (100% performance vested)	25%	50%	75%	100%

1.	The weighted average trading price over a period of 20 consecutive trading days. Options were granted March 13, 2014 with an exercise price of $48.81.

Performance stock option value attribution
	Year 1	Year 2	Year 3	Year 4
Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value
Intended annual value[1]	33% of grant value	33% of grant value	34% of grant value	0% of grant value

1.	Total grant value is intended to cover a three-year period.

As of December 31, 2015, both share price hurdles from the 2014 grant were met and 25% of the 2014 grant was exercisable.

Share price hurdle	Date reached
$53	August 8, 2014
$58	February 3, 2015

2015 performance stock option grant

There were no performance stock option grants in 2015, as the 2012 grant covers the period from 2012 to 2016.

The 2007 performance stock option grant (which covered the period from 2007 to 2011) expired in August 2015.

Incentive stock options

Incentive stock options provide executives the option to buy Enbridge common shares at some point in the future at the exercise price defined at the time of grant.

Incentive stock options are typically granted in February or March every year to both Canadian and US members of senior management who are eligible to participate in the incentive stock option plan. Options granted to US employees can either be qualified or non-qualified, as defined by the US Internal Revenue Code.

Incentive stock options vest in equal installments over a four-year period. The maximum term of a stock option is 10 years, but the term can be reduced if the executive leaves Enbridge. Please see page 83 for further details.

The exercise price of an incentive stock option is the weighted average trading price of an Enbridge common share on the listed exchange for the last five trading days before the grant date. If the grant date is during a trading blackout period, the grant date will be adjusted to no earlier than the sixth trading day after the trading blackout period ends. Stock options are never backdated or re-priced.

Enbridge Inc. 2016 Management information circular        63

Incentive stock options may be granted to executives when they join Enbridge, normally effective on the executive’s date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

2015 incentive stock option grant

The table below shows the incentive stock options granted to each of the named executives in March 2015.

	A	B	C	(B / C)
	Stock options granted (#)	Value (A x $6.64)[1] ($)	January 1, 2015 salary ($)	Value (%)
Al Monaco	196,000	1,301,440	1,144,000	114%
John K. Whelen[2]	109,670	728,209	500,000	146%
D. Guy Jarvis[3]	68,050	451,852	530,000	85%
David T. Robottom	52,200	346,608	522,700	66%
C. Gregory Harper[4]	18,100	161,087	485,539	31%
1.	Grant date value in CA$.
2.	Mr. Whelen received an additional 53,500 incentive stock options in 2015 to compensate for not receiving a 2012 performance stock option grant. Mr. Whelen became eligible for performance stock options upon his promotion in 2014, but since the 2012 performance stock option grant covers the period from 2012 – 2016, he will not receive his first grant of performance stock options until 2017.
3.	Mr. Jarvis received an additional 8,510 incentive stock options in 2015 to compensate for his 2012 performance stock option grant, covering the period from 2012 – 2016, being delivered at a lower target than his 2015 target.
4.	Mr. Harper was granted US$ denominated incentive stock options in 2015, valued at grant of US$7.10 per option for a total value of US$128,510. Based on his salary of US$414,000 as of January 1, 2015, this translates into a value of 31% of base salary. See page 84 for details on exchange rate used.

Retirement benefits

As of January 1, 2000 (or the time of hire or promotion to a senior management position if after that date) the named executives joined the senior management pension plan, which is a non-contributory defined benefit plan that provides market-competitive retirement income to all senior management employees. Before becoming members of this plan, certain named executives participated in a non-contributory defined benefit or defined contribution pension plan.

Defined benefit plan

The following graphic shows how the retirement benefit payable under the defined benefit pension plan applicable to the named executives is calculated:

Some key terms of the defined benefit plan:

•	Retirement age: executives can retire with an unreduced pension at age 60, or as early as age 55 if they have 30 years of service. If they have less than 30 years of service, they can still retire as early as age 55, but their retirement benefit is reduced by 3% per year before age 60;
•	Adjustment for inflation: retirement benefits are indexed at 50% of the annual increase in the consumer price index;
•	Survivor benefits: the pension is payable for the life of the member. If the member is single at retirement, 15 years of pension payments are guaranteed. If the member is married at retirement and dies before their spouse, 60% of the pension will continue to be paid to the spouse for his/her lifetime; and
•	Flexibility: to attract and retain executives, additional years of credited service or higher pension accruals can be negotiated, subject to approval by the HRC Committee.

Enbridge Inc. 2016 Management information circular        64

2015 summary of defined benefits

The following table outlines estimated annual retirement benefits, accrued pension obligations and compensatory and non-compensatory changes for the named executives under the defined benefit pension plans. All information is based on the assumptions and methods used for the purposes of reporting the company’s financial statements and which are described in the company’s financial statements.

				A	B	C	A+B+C
	Credited service (years)	Annual benefits payable ($)		Accrued obligation at January 1, 2015 ($)	Compensatory change[1] ($)	Non- compensatory change[2] ($)	Accrued obligation at December 31, 2015 ($)
		At year end	At age 65
Al Monaco[3]	17.08	619,000	1,034,000	11,459,000	1,643,000	(415,000)	12,687,000
John K. Whelen	18.16	188,000	344,000	4,021,000	190,000	(108,000)	4,103,000
D. Guy Jarvis	15.50	204,000	412,000	3,904,000	246,000	(207,000)	3,943,000
David T. Robottom[4]	9.58	270,000	349,000	4,343,000	434,000	(106,000)	4,671,000
C. Gregory Harper[5]	1.92	25,000	233,000	208,000	251,000	48,000	507,000

1.	The components of compensatory change are current service cost including special arrangements, if any, and the difference between actual and estimated pensionable earnings.
2.	The non-compensatory change includes interest on the accrued obligation at the start of the year, changes in actuarial assumptions and other experience gains and losses not related to compensation.
3.	Mr. Monaco participated in the defined benefit pension plan for 1.08 years and in the defined contribution pension plan for 3.00 years prior to January 1, 2000. Mr. Monaco’s retirement benefit is calculated using a 2.5% accrual rate for each year of credited service between 2008 and 2013. The higher accrual rate is equivalent to approximately 1.50 years of credited service. Upon Mr. Monaco’s appointment to President & Chief Executive Officer, a cap to the annual pension payable of $1,750,000 was implemented.
4.	Mr. Robottom’s retirement benefit is calculated using a 4.0% accrual rate for each year of credited service from his date of employment. The higher accrual rate is equivalent to approximately 9.58 years of credited service as of December 31, 2015.
5.	The impact of changes to exchange rates on Mr. Harper’s accrued obligation is reflected in the non-compensatory change. See page 84 for details on the exchange rate used.

Defined contribution plan

The defined contribution pension plan is a non-contributory pension plan. The level of contribution varies, depending on age and years of service.

2015 contributions

None of the named executives are currently participating in the defined contribution pension plan.

Mr. Monaco and Mr. Whelen participated in the defined contribution plan from 1997 to 1999, inclusive. The values shown below reflect the 2015 year end market value of assets for Mr. Monaco’s and Mr. Whelen’s prior participation in the defined contribution plan.

	Accumulated value at the start of the year ($)	Compensatory change[1] ($)	Accumulated value at the end of the year ($)
Al Monaco	52,231	–	52,852
John K. Whelen	57,944	–	56,460

1.	The compensatory change is equal to contributions made by the company during 2015.

Other retirement terms

Other retirement provisions impacting executive compensation include:

•	short-term incentive awards are prorated for the period of active employment in the final year of employment;
•	unvested performance stock units are prorated for the period of active employment during the term of the grant. The units continue to mature according to the terms of the performance stock unit plan;
•	performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. Executives may exercise these options until the later of three years after retirement or 30 days after the date by which share price targets must be met (or up to the date the option expires, whichever is earlier), as long as the share price targets are met; and
•	unvested incentive stock options continue to vest according to the terms of the stock option plans. Executives may exercise these options up to three years after retirement, or up to the date the option expires (whichever is earlier).

Enbridge Inc. 2016 Management information circular        65

Other benefits

Enbridge’s savings plan, perquisites and benefits plans are key elements of the total compensation package for its named executives.

Savings plan

The savings plan encourages share ownership by matching employee Enbridge common share purchases of up to 2.5% of base salary (5% in the US, subject to limits established by the Internal Revenue Service). In Canada, matching contributions are provided as flex credits which may be used to purchase additional benefits or taken as after tax cash; in the US, matching contributions are invested in the savings plan. The named executives participate in this plan along with all other employees.

Perquisites

The named executives receive an annual perquisite allowance to offset expenses related to their positions. This includes the cost of owning and operating a vehicle, parking and business clubs. These allowance levels are reviewed regularly for competitiveness. The named executives are also reimbursed for a portion of costs for personal financial planning.

Perquisites
	2015 allowance	Financial planning reimbursement
Al Monaco	$49,500	50%, up to $10,000
John K. Whelen	$35,000	50%, up to $5,000
D. Guy Jarvis	$35,000	50%, up to $5,000
David T. Robottom	$35,000	50%, up to $5,000
C. Gregory Harper[1]	$44,754	50%, up to $5,000

1.	Mr. Harper received a 2015 perquisite allowance of US$35,000. See page 84 for details on exchange rate used.

Life and health benefits

Medical, dental, life insurance and disability insurance benefits are available to meet the specific needs of individuals and their families. The named executives participate in the same plan as all other employees. The plans are structured to provide minimum basic coverage with the option of enhanced coverage at a level that is competitive and affordable.

The HRC Committee reviews the retirement and other benefits regularly. These benefits are a key element of a total compensation package and are designed to be competitive and reasonably meet the needs of executives in their current roles.

Compensation changes in 2016

The HRC Committee reviews Enbridge’s compensation philosophy and practices every year with assistance from Mercer, to ensure they are appropriate, competitive and continuing to meet intended goals. Based on the annual senior executive compensation benchmarking review conducted by Mercer in the fall of 2015, the following changes are approved to incentive compensation targets for named executives effective January 1, 2016.

	Short-term incentive target	Medium- and long-term incentive target
Al Monaco	from 100% to 110%	from 330% to 400%
John K. Whelen	from 65% to 75%	from 225% to 250%
D. Guy Jarvis	from 65% to 75%	from 225% to 250%
David T. Robottom	no change	no change
C. Gregory Harper	from 60% to 65%	no change

These changes were recommended to attain or maintain the named executives’ competitive external positioning.

To better reflect Enbridge’s evolving business model, changes have been approved to the Canadian and US peer groups used for executive compensation benchmarking in 2016.

Changes resulting from Financial Optimization Strategy

Compensation program changes were also implemented in conjunction with the financial restructuring of Enbridge’s Canadian Liquids Pipelines business that closed on September 1, 2015. Adjustments were made to the short-term incentive plan metric and payout curve and to the performance stock unit plan metrics to maintain alignment between the interests of shareholders and those of executives. Changes were also made to Enbridge’s performance peer group used to gauge relative performance for the performance stock unit plan as well as the performance peer group utilized for future grants of MEP performance stock units. All of these changes are effective January 1, 2016.

Enbridge Inc. 2016 Management information circular        66

Short-term incentive plan changes

The sole financial metric used to assess performance of the Enbridge (corporate) component has been adjusted EPS versus Enbridge’s external guidance range. With the completion of the financial restructuring, Enbridge’s focus moves from EPS to ACFFO per share. ACFFO is a better measure of financial performance as it enhances the transparency of Enbridge’s cash flow growth, increases comparability of results relative to peers, and will help ensure full value recognition for Enbridge’s superior assets, growth and commercial arrangements.

Enbridge’s threshold performance anchor (0.5x) will be based on the ACFFO per share external guidance range at the minimum, while target (1.0x) and maximum (2.0x) performance anchors – and indirectly all other points along the payout curve – will be a blend of the guidance range and the range of average to exceptional industry ACFFO per share growth.

The below chart illustrates the short-term incentive plan design being implemented in 2016.

Performance stock unit changes

Consistent with the focus on ACFFO driven by the financial restructuring, Enbridge has revised the metrics used to assess performance under the performance stock unit plan. Beginning with the 2016 grant, the two metrics in the performance stock unit plan (each weighted 50%) will be:

i.	ACFFO per share performance over the three-year term versus absolute targets established at the time of grant;
ii.	risk-adjusted total shareholder return (risk-adjusted TSR) – defined as total shareholder return divided by volatility over the period – relative to Enbridge’s performance peers. Enbridge strongly believes risk-adjusted TSR resonates with the investor value proposition of strong, consistent returns over the long term.

As part of its ongoing assessment, Enbridge will continue to review compensation programs during the course of 2016. Any changes will be brought forward to the HRC Committee and the Board, as applicable, for approval. Any approved changes would come into effect in 2017 at the earliest.

Total direct compensation for named executives

The profiles for each named executive provide:

•	a summary of individual accomplishments in 2015;
•	2015 actual pay mix;
•	a summary of the total direct compensation over the prior three-year period; and
•	short-term incentive performance details.

The values provided in the named executives’ profiles are taken from the Summary Compensation Table. Information on these values is provided in the notes to the Summary Compensation Table starting on page 73.

Enbridge Inc. 2016 Management information circular        67

Al Monaco PRESIDENT & CHIEF EXECUTIVE OFFICER Mr. Monaco is responsible for setting and executing Enbridge’s strategic priorities, and serves on the company’s Board of Directors.

In 2015, Mr. Monaco provided strategic oversight and executive leadership to the following:

•    record-setting safety and operational reliability results across the businesses;

•    successful completion of Enbridge’s Financial Optimization Strategy (the largest restructuring in the company’s history) and $4 billion in post-transaction funding in difficult market conditions;

•    corporate development direction-setting, resulting in significant changes to strategic priorities (liquids pipelines, natural gas, renewables, gas distribution) to better position the company for the future;

•    execution and in service placement of 14 major projects valued at $8 billion across several business units;

•    achievement of strong financial results despite a significant delay on liquids pipelines’ Line 9 reversal project;

•    development of new low-cost, incremental liquids pipeline expansion program;

•    securing $2 billion of new growth projects;

•    identification of capital cost optimization and supply chain savings;

•    initiation of substantial general and administrative cost reductions;

•    improvement in cost structure and stabilized operating performance for the Gas Pipelines & Processing business unit; and

•    leadership on direct stakeholder engagement in key regions to defend our franchise and build trust.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012 – 2016. The annualized value of performance stock options is reflected in the 2015 Actual Pay Mix Chart. See page 62 for further details.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Adjusted EPS	60%	1.20x
Business unit performance[2]	Non-financial operating measures for the combined enterprise	20%	1.33x
Individual performance	Individual objectives established with the Board of Directors	20%	1.90x
Overall performance	Combined weighted performance average	100%	1.37x

1.	See page 55 for details.
2.	See page 56 for details.

Enbridge Inc. 2016 Management information circular        68

John K. Whelen

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Mr. Whelen is responsible for all corporate financial affairs of the company, including corporate accounting and financial reporting, budgeting and planning, treasury, tax and capital management.

In 2015, Mr. Whelen:

•    oversaw the financial implementation of the $30 billion transfer of the Canadian Liquids Pipelines business and other renewable energy infrastructure to Enbridge Income Fund – a transaction that drew heavily upon multiple disciplines within the finance function including Tax, Treasury and Corporate Finance, Accounting, Risk Management and Investor Relations;

•    raised approximately $4 billion of new term debt and $1 billion of equity capital in difficult market conditions following the closing of the Canadian Liquids Pipelines transaction;

•    expanded and re-structured the committed bank credit lines at Enbridge and its affiliates in conjunction with the Canadian Liquids Pipelines transaction (over the course of the year, 19 facilities representing over $20 billion of commitments were renewed, extended and/or re-allocated within Enbridge);

•    implemented a new performance metric (ACFFO) for use in both external and internal reporting to provide greater transparency into Enbridge’s cash flow generation capability and dividend paying capacity;

•    introduced changes to segmented external reporting which was adopted for the 2016 budget and is expected to be incorporated in reporting of actual performance in the first half of 2016; and

•    oversaw the implementation of a number of operational efficiency improvements within the finance function including the launch and implementation of a new general ledger system and new supporting systems to enable more efficient consolidation and external reporting of financial results.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. Mr. Whelen was not granted performance stock options; therefore, this component has not been included in the 2015 Actual Pay Mix Chart. See page 62 for further details.
2.	Mr. Whelen was appointed Executive Vice President & Chief Financial Officer on October 15, 2014.
3.	Mr. Whelen received additional performance stock units and incentive stock options in 2015 to compensate for not receiving a 2012 performance stock option grant. Mr. Whelen became eligible for performance stock options upon his promotion in 2014, but since the 2012 performance stock option grant covers the period from 2012 to 2016, he will not receive his first grant of performance stock options until 2017.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Adjusted EPS	60%	1.20x
Business unit performance[2]	Corporate office: • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee development	20%	1.63x
Individual performance	Individual objectives set with the President & CEO	20%	1.65x
Overall performance	Combined weighted performance average	100%	1.38x
1.	See page 55 for details.
2.	See page 56 for details.

Enbridge Inc. 2016 Management information circular        69

D. Guy Jarvis PRESIDENT, LIQUIDS PIPELINES Mr. Jarvis is responsible for all of Enbridge’s crude oil and liquids pipeline businesses across North America.

In 2015, Mr. Jarvis:

•    oversaw the strongest pipeline integrity performance ever, with only 53 reportable leaks and a total volume spilled of 334 barrels;

•    successfully completed two significant hydro-tests without incident, further solidifying confidence in Enbridge’s integrity programs and providing additional comfort to regulators and the public;

•    achieved record annual mainline throughput through the addition of new capacity, a keen focus on optimization and solid operations;

•    implemented ongoing cost control measures throughout the year to reduce operating and administrative costs by $40 million;

•    fully utilized Enbridge’s new risk-based framework to drive allocation decisions for maintenance capital;

•    implemented a more disciplined capital review process to manage capital expenditures within budgeted limits;

•    partnered with Major Projects to reset Enbridge’s relationship with the Canadian Association of Energy and Pipeline Landowner Associations (CAEPLA), a key stakeholder within Enbridge’s Canadian operations; and

•    executed on updated government relations and regulator relationship plans.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012 – 2016. The annualized value of performance stock options is reflected in the 2015 Actual Pay Mix Chart. See page 62 for further details.
2.	Mr. Jarvis was appointed President, Liquids Pipelines on March 1, 2014.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Adjusted EPS	25%	1.20x
Business unit performance[2]	Liquids Pipelines: • financial, operating and commercial measures for the Liquids Pipelines business unit	50%	1.42x
Individual performance	Individual objectives set with the President & CEO	25%	1.75x
Overall performance	Combined weighted performance average	100%	1.45x

1.	See page 55 for details.
2.	See page 56 for details.

Enbridge Inc. 2016 Management information circular        70

David T. Robottom EXECUTIVE VICE PRESIDENT & CHIEF LEGAL OFFICER Mr. Robottom is responsible for legal and information technology functions across Enbridge.

In 2015, Mr. Robottom provided executive oversight for a number of substantial legal and IT matters, including:

•    successful completion of the $30 billion transfer of the Canadian Liquids Pipelines business and other renewable energy infrastructure to Enbridge Income Fund, which required extensive involvement by a substantial group of internal and external legal advisors;

•    $4 billion of capital markets financings and more than $1 billion of bank line increases after the closing of the Canadian Liquids Pipelines transaction;

•    in collaboration with Enbridge’s new Chief Information Officer (CIO), commenced a reorganization of the IT function as well as initiated steps to further drive down the costs of Enbridge’s IT function by more than $15 million in 2015;

•    continuous upgrading of Enbridge’s cyber security capabilities and the overall ability to manage IT system incidents; and

•    strategic oversight and leadership on numerous substantial legal and regulatory matters in connection with Enbridge’s multibillion dollar capital projects inventory, with a number of such projects being put into service in 2015.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012 – 2016. The annualized value of performance stock options is reflected in the 2015 Actual Pay Mix Chart. See page 62 for further details.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Adjusted EPS	60%	1.20x
Business unit performance[2]	Corporate office: • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee development	20%	1.63x
Individual performance	Individual objectives set with the President & CEO	20%	1.60x
Overall performance	Combined weighted performance average	100%	1.37x

1.	See page 55 for details.
2.	See page 56 for details.

Enbridge Inc. 2016 Management information circular        71

C. Gregory Harper PRESIDENT, GAS PIPELINES & PROCESSING Mr. Harper is responsible for Enbridge’s midstream natural gas gathering and processing business across North America.

In 2015, Mr. Harper

•    successfully managed operating cost while maintaining leverage and coverage metrics within targets for MEP;

•    improved operating risk profile at MEP by divesting certain non-core assets and entering into a marketing arrangement with a large market focused industry leader;

•    ensured the completion of several critical offshore construction projects and furthered the negotiation of new offshore construction and operating agreements;

•    in conjunction with Enbridge partners and the Vector management team, secured precedent commitments of nearly one billion cubic feet per day from two major Utica greenfield pipelines facilitating a more cost and environmentally effective path to Michigan, Chicago and Ontario markets;

•    led business development teams securing over $750 million in growth capital opportunities across the Gas Pipelines & Processing business unit including an ownership position in a Gulf Coast offshore LNG project; and

•    continued critical stakeholder outreach and created leadership actions plans facilitating better employee communication and feedback.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. Mr. Harper’s 2014 grant was intended to provide compensation for the three-year period from 2014 – 2016. The annualized value of performance stock options is reflected in the 2015 Actual Pay Mix Chart. See page 63 for further details.
2.	Mr. Harper was appointed President, Gas Pipelines & Processing on January 30, 2014. In conjunction with his hire, Mr. Harper was awarded a cash signing bonus of CA$409,109 (US$370,000) and granted 12,400 non-performance-based restricted stock units with value at grant of CA$549,152 (US$516,460).

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Adjusted EPS	25%	1.20x
Business unit performance[2]	Gas Pipelines & Processing: • financial, operating and commercial measures for the Gas Pipelines & Processing business unit	25%	1.46x
	Midcoast Energy Partners • financial, operating and commercial measures for the Midcoast Operating business unit	25%	1.34x
Individual performance	Individual objectives set with the President & CEO	25%	1.65x
Overall performance	Combined weighted performance average	100%	1.41x

1.	See page 55 for details.
2.	See page 56 for details.

Enbridge Inc. 2016 Management information circular        72

Summary compensation table

The table below shows the total amounts that Enbridge and its subsidiaries paid and granted to the named executives for the years ended December 31, 2015, 2014 and 2013.

Named Executive Principal Position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2,3] ($)	Non-equity (annual incentive plan)[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)
Al Monaco President & CEO	2015	1,246,750	2,849,500	1,301,440	1,750,000	1,643,000	108,512	8,899,202
	2014	1,118,000	1,249,260	1,199,970	1,228,660	1,028,000	104,242	5,928,132
	2013	1,030,000	1,200,672	1,248,050	1,222,860	652,000	87,913	5,441,495
John K. Whelen Executive Vice President & CFO	2015	509,375	768,795	728,209	458,380	190,000	48,061	2,702,820
	2014	408,880	254,725	558,981	243,943	1,208,000	56,546	2,731,075
	2013	360,998	206,366	428,098	232,000	154,000	44,221	1,425,683
D. Guy Jarvis President, Liquids Pipelines	2015	545,675	477,006	451,852	518,328	246,000	100,814	2,339,675
	2014	512,333	489,515	472,451	465,248	749,000	96,998	2,785,545
	2013	418,000	310,591	328,908	266,720	321,000	114,894	1,760,113
David T. Robottom Executive Vice President & Chief Legal Officer	2015	532,525	365,876	346,608	439,142	434,000	54,468	2,172,619
	2014	515,300	345,540	331,952	340,591	505,000	54,735	2,093,118
	2013	485,033	323,098	334,903	365,000	602,000	53,772	2,163,806
C. Gregory Harper[7] President, Gas Pipelines & Processing	2015	539,260	534,159	161,087	497,678	251,000	151,177	2,134,361
	2014	417,808	845,871	1,052,649	317,002	160,000	464,104	3,257,434
	2013	—	—	—	—	—	—	—

1.	Performance / restricted stock unit plan (see page 59).
The value of the performance stock units and restricted stock units appearing in the Summary Compensation Table above are determined by multiplying the number of performance and restricted stock units granted by the unit values in the table below:

Enbridge PSUs/RSUs	CA$	US$	MEP PSUs	US$
2015	$56.99	$49.87	2015	$14.10
2014	$44.30	$41.65	2014	n/a
2013	$41.69	$42.27	2013	n/a

The unit value is the volume weighted average of an Enbridge share on the TSX or the NYSE for the last 20 trading days before the grant date. For compensation reporting, the grant date fair value is used. Upon his hire in January 2014, Mr. Harper was granted 12,400 non-performance-based restricted stock units with value at grant of CA$549,152 (US$516,460). See page 84 for the applicable exchange rates.
2.	Performance stock option plan (see page 62).
Performance stock options are granted approximately once every five years. The Black-Scholes method is used to determine the performance stock option value, which is then discounted using a Monte Carlo simulation to reflect the Enbridge common share price targets that must be met for the performance stock options to vest. All performance stock options were granted in CA$. The inputs to the Black-Scholes model and the performance discount are presented in the table below:

Assumptions	2014 grant date fair value / accounting value (Mr. Harper)	2012 grant date fair value / accounting value
Expected option term in years	6.5	8
Expected volatility	15.00%	16.10%
Expected dividend yield	2.80%	2.80%
Risk free interest rate	1.70%	1.60%
Exercise price	$ 48.81	$ 39.34
Performance discount	8.5%	11.4%
Performance option value	$ 5.77	$ 4.25

The value of the performance stock options appearing in the Summary Compensation Table above are determined by multiplying the number of performance options granted by the performance option value.

Enbridge Inc. 2016 Management information circular        73

3.	Incentive stock option plan (see page 63).
Incentive stock options are granted annually. The Black-Scholes method is used to determine the stock option valuation. The inputs to the Black-Scholes model for CA$ options, as well as the 2014 and 2015 US$ option values granted to Mr. Harper are presented in the table below:

	March 2015 (CA$)	March 2015 (US$)	March 2014 (CA$)	March 2014 (US$)	February 2013 (CA$)
Assumptions	Grant date fair value and accounting value
Expected option term in years	6 years	6 years	6 years	6 years	6 years
Expected volatility	19.46%	22.36%	17.07%	20.07%	16.78%
Expected dividend yield	3.20%	3.20%	2.87%	2.87%	2.77%
Risk free interest rate	0.87%	1.87%	1.76%	1.90%	1.34%
Exercise price	$59.08	$47.41	$48.81	$44.09	$44.83
Option value	$6.64	$7.10	$6.03	$6.68	$5.45
The value of the incentive stock option granted is determined by multiplying the number of incentive stock options granted by the stock option value. See page 84 for the applicable exchange rates.
4.	Non-equity (annual incentive plan) (see page 54).
Amounts in this column reflect the short-term incentive plan awards earned in 2015 and paid on February 26, 2016. Awards are based on corporate, business unit and individual performance. Particulars on the short-term incentive awards calculations for each named executive officer are set forth starting on page 68 of this circular. There are no long-term non-equity incentive plans within the compensation programs.
5.	Retirement benefits (see page 64).
The pension values are equal to the compensatory change shown in the defined benefit plan table.
6.	Other benefits (see page 66).
Amounts in this column include the annual perquisite allowance, excess flexible benefit credits paid to the executive, parking, relocation subsidies, medical expenses, financial counseling benefits and other incidental compensation. Mr. Harper’s other compensation in 2015 includes a cash payment of CA$80,558 (US$63,000) in respect of long-term incentives from a former employer forfeit upon joining Enbridge. Mr. Harper’s other compensation in 2014 includes a cash signing bonus of CA$409,109 (US$370,000).
7.	Mr. Harper’s 2014 STIP is valued here using an exchange rate as of December 31, 2014 rather than the 2014 average exchange rate that was used in last year’s disclosure. See page 84 for the applicable exchange rates.

Enbridge Inc. 2016 Management information circular        74

Executive compensation and shareholder return

The chart below shows the value of a $100 investment made January 1, 2011 in both Enbridge common shares and the S&P/TSX Composite Index, at the end of each of the last five years (assuming reinvestment of dividends throughout the term). It also shows the growth in average total compensation for the named executives reported in the Summary Compensation Table over the same period. Average total compensation is taken by dividing total compensation from the Summary Compensation Table by the number of named executives in any given year.

Total return vs. growth in total compensation

Based on a notional $100 investment January 1, 2011

As at December 31	2011 $	2012 $	2013 $	2014 $	2015 $
Enbridge Inc. total return (base = 100)	140	162	180	238	190
S&P/TSX Composite Index ( base = 100)	91	98	111	122	112
Total compensation of named executives (CA$ millions)[1]	$16.3	$40.5	$15.5	$20.3	$18.2
Annualized total compensation of named executives (CA$ millions)[2]	$19.0	$30.9	$18.2	$22.2	$21.0
Number of named executives	5	6	5	6	5
Average annualized total compensation	$3.8	$5.1	$3.6	$3.7	$4.2
Growth in total compensation (base = 100)	91	123	88	89	101

1.	Includes total compensation disclosed in previous management information circulars for the named executives in those years. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension value and all other compensation. Performance stock options are fully reflected in year of grant.
2.	Annualized total compensation reflects the value of performance stock options spread over the period they are intended to cover, rather than reflecting the value fully in the year granted.

The total return on Enbridge common shares has been positive in 2011 to 2014 (with a negative return in 2015), while on a normalized basis, aggregate compensation paid to the named executives has largely remained flat over the same period. The spike in average annualized total compensation in 2012 was due to the five-year performance stock option grant in that year which is intended to reward executives for performance over a five-year period, despite being granted in a single year.

Enbridge Inc. 2016 Management information circular        75

Incentive plan awards

Outstanding option-based and share-based awards as of December 31, 2015

	Option-based awards					Share-based awards
Named Executive	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of in-the-money unexercised options[1,2]		Number of units that have not vested (#)	Unit maturity date	Market or payout value of units not vested[3,4] ($)	Market or payout value of vested share- based awards not paid out or distributed[5] ($)
				Vested	Unvested

Al Monaco	196,000	59.08	2-Mar-25	—	—	51,753	31-Dec-17	2,380,618
	199,000	48.81	13-Mar-24	—	—	29,992	31-Dec-16	1,379,637
	229,000	44.83	27-Feb-23	133,965	133,965	—	31-Dec-15	—	2,770,608
	147,500	38.34	2-Mar-22	847,388	282,463
	100,000	28.78	14-Feb-21	1,722,500	—
	1,058,800	39.34	15-Aug-20	4,230,965	2,820,643
	80,000	23.30	16-Feb-20	1,816,400	—
	100,000	19.81	25-Feb-19	2,619,500	—
	90,000	20.21	19-Feb-18	2,321,100	—
	28,400	19.13	9-Feb-17	763,108	—
John K. Whelen	109,670	59.08	2-Mar-25	—	—	13,963	31-Dec-17	642,291
	92,700	48.81	13-Mar-24	—	—	6,115	31-Dec-16	281,309
	78,550	44.83	27-Feb-23	45,952	45,952	—	31-Dec-15	—	476,198
	77,050	38.34	2-Mar-22	442,656	147,547
	84,000	28.78	14-Feb-21	1,446,900	—
	55,000	23.30	16-Feb-20	1,248,775	—
	90,000	19.81	25-Feb-19	2,357,550	—
	100,600	20.21	19-Feb-18	2,594,474	—
	28,000	19.13	9-Feb-17	752,360	—
	21,800	18.24	13-Feb-16	605,277	—
D. Guy Jarvis	68,050	59.08	2-Mar-25	—	—	8,663	31-Dec-17	398,515
	78,350	48.81	13-Mar-24	—	—	11,752	31-Dec-16	540,603
	60,350	44.83	27-Feb-23	35,305	35,305	—	31-Dec-15	—	716,703
	45,800	38.34	2-Mar-22	175,414	175,414
	25,300	28.78	14-Feb-21	435,793	—
	169,400	39.34	15-Aug-20	676,922	451,282
David T. Robottom	52,200	59.08	2-Mar-25	—	—	6,645	31-Dec-17	305,671
	55,050	48.81	13-Mar-24	—	—	8,296	31-Dec-16	381,602
	61,450	44.83	27-Feb-23	35,948	35,948	—	31-Dec-15	—	745,563
	59,400	38.34	2-Mar-22	341,253	113,751
	75,800	28.78	14-Feb-21	1,305,655	—
	325,300	39.34	15-Aug-20	1,299,899	866,599
	28,500	23.30	16-Feb-20	647,093	—
C. Gregory Harper[6]	18,100	47.41	2-Mar-25	—	—	2,578	31-Dec-17	118,425
	34,650	44.09	13-Mar-24	—	—	26,255	31-Dec-17	353,191
	138,080	48.81	15-Aug-20	—	—	7,128	31-Dec-16	327,440
						13,193	1-Dec-16	606,008

1.	Calculated using the closing Enbridge common share price on December 31, 2015 (CA$46.00 and US$33.19). Where applicable, the number of options or units and the option exercise prices have been adjusted consistent with the May 2011 Enbridge stock split.
2.	Incentive stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions. See pages 62 and 63 for details.
3.	The market value of performance stock units and restricted stock units that have not vested was calculated using the formula set forth on page 59, and the closing Enbridge common share price on December 31, 2015 (CA$46.00 and US$33.19). Restricted stock units are similar to performance stock units except they do not contain a performance multiplier and vest after 35 months instead of 36 months.
4.	A performance multiplier of 1.0x has been used (performance stock units only), based on achieving the Target Performance Level as defined in the plan.
5.	This is a reflection of the payout value of the 2013 performance stock unit grant, which vested on December 31, 2015 but will not be paid until March 2016. A performance multiplier of 2.00x is used. See page 60 for details.
6.	The exercise price for Mr. Harper’s option-based awards expiring March 2, 2025 and March 13, 2024 are listed in $US. The value of in-the-money unexercised options has been converted to CA$. See page 84 for the applicable exchange rate used. The market value of Mr. Harper’s 26,255 MEP performance stock units that mature December 31, 2017 was calculated using the closing MEP unit price on December 31, 2015 (US$9.72).

Enbridge Inc. 2016 Management information circular        76

Value vested or earned in 2015

Executive	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year[3] ($)
Al Monaco	8,337,991	2,770,608	1,750,000
John K. Whelen	1,569,312	476,198	458,380
D. Guy Jarvis	2,567,043	716,703	518,328
David T. Robottom	2,955,211	745,563	439,142
C. Gregory Harper[4]	380,844	—	497,678

1.	Includes both incentive stock options that time vested and performance stock options that met performance conditions and time vested.
2.	The performance stock units granted in 2013 matured on December 31, 2015. See page 60 for details.
3.	Based on corporate, business unit and individual performance. See pages 55, 56 and 57 for details.
4.	Converted to CA$ based on the exchange rates listed on page 84.

The values of the option-based awards listed above are based on the following:

Grant date	Grant price	2015 vesting date	Closing price on 2015 vesting date
14-Feb-2011	$28.775	14-Feb-2015	$61.52
02-Mar-2012	$38.34	02-Mar-2015	$58.16
15-Aug-2012[1]	$39.34	15-Aug-2015	$55.89
15-Aug-2012[2]	$39.34	05-Feb-2015	$63.11
27-Feb-2013	$44.83	27-Feb-2015	$58.13
13-Mar-2014[1,3]	$48.81	13-Mar-2015	$59.11

1.	Performance stock options that time vested and had already met performance hurdles.
2.	Performance stock options that met the performance hurdle of $58 and were already time vested.
3.	Incentive stock options that were granted in $US had a grant price of US$44.09 and a closing price on vest date of US$46.19.

Additional stock option information

Enbridge common shares used for purposes of equity compensation

Options are granted to employees of Enbridge under the current stock options plans, which were approved by Enbridge shareholders in 2007, as follows:

•	the incentive stock option plan (2007), as amended and restated (2011 and 2014); and
•	the performance stock option plan (2007), as amended and restated (2011) and further amended (2012 and 2014).

Before these plans were approved, stock options and performance stocks options were issued under the legacy incentive stock option plan (2002). While options are no longer granted under the legacy 2002 stock option plan, there are still some options outstanding.

Common shares reserved for equity compensation as of December 31, 2015

	A	B	C
Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column A) (#)
Current stock option plans	35,444,809	42.37	24,087,784
Legacy stock option plan	560,234	18.86	—

Stock options granted and outstanding as of March 8, 2016

Stock options outstanding
Current stock option plans (incentive stock options and performance stock options)	41,558,544
Legacy incentive stock option plan (2002)	374,314
Total for all stock option plans	4.5% of total issued and outstanding shares

Enbridge Inc. 2016 Management information circular        77

Plan restrictions

Enbridge common shares reserved for issue under all stock option plans

71,000,000 in total, or 7.6% of Enbridge’s total issued and outstanding Enbridge common shares as of March 8, 2016

•    for an employee – no more than 5% of the total Enbridge common shares issued and outstanding

•    for an executive or other insider – no more than 10% of the total Enbridge common shares issued and outstanding

Enbridge common shares that can be issued in a one-year period

•    for an insider or his or her associate – no more than 5% of the total Enbridge common shares issued and outstanding

•    for insiders as a group – no more than 10% of the total Enbridge common shares issued and outstanding

The number of Enbridge common shares that can be issued as incentive stock options (within the meaning of the US Internal Revenue Code) to designated employees of Enbridge’s US subsidiaries

Up to 2,000,000 Enbridge common shares can be issued to these employees under each option plan unless, at the time of the grant:

•    the employee owns shares that give him or her more than 10% of the total combined voting power of all classes of shares in his or her employer, or of its parent or subsidiary, unless the grant price is at least 110% of the fair market value of the shares, and the options are to be exercised within five years of the grant date

or

•    the employee has options that can be exercised in a single calendar year for shares that have a total fair market value of more than US$100,000 (or the amount set out in the US Internal Revenue Code)

Options Enbridge’s President & Chief Executive Officer can grant to new executives when they join the company	Up to 2% of the total Enbridge common shares outstanding at the time of the grant (undiluted), or the amount stated in the policies of the HRC Committee (whichever is less)

Making changes to the stock option plans

The Board or the HRC Committee may make the following adjustments to the options or to the common shares that can be issued under the stock option plans upon the occurrence of certain events, including the payment of a stock dividend or a restructuring of the share capital:

•	increase or decrease the number or change the kind of shares reserved under the stock option plans or that can be issued when outstanding options are exercised;
•	increase or decrease the option grant price per Enbridge share;
•	make changes to how installments of options vest and can be exercised; and
•	adjust the number of shares available under the stock option plans, the option price per Enbridge share and the option period.

The Board may also change the stock option plans, in whole or in part, as long as securities regulators approve the changes; however, Enbridge shareholders must also approve the following changes:

•	changing the number of common shares that can be issued under the stock option plans;
•	removing or exceeding the insider participation limit;
•	extending the term of an option;
•	allowing someone who is not a permanent employee to participate in the stock option plans;
•	changing the rules related to transferring or assigning options; and
•	changing the amendment provisions of the stock option plans.

2015 changes

There were no changes to the stock option plans in 2015.

Enbridge Inc. 2016 Management information circular        78

Termination provisions of stock option plans

The termination provisions for the incentive stock options are summarized below.

Reason for termination	Provision[1]
Resignation	Can exercise vested options up to 30 days from the date of termination or until the option term expires (if sooner).
Retirement	Incentive stock options continue to vest. Vested options can be exercised up to three years from retirement or until the stock option term expires (if sooner). Conditions for performance stock options are mentioned below.
Death	All options vest and can be exercised up to 12 months from the date of death or until the option term expires (if sooner).
Disability

Current stock option plans: Options continue to vest based on the regular provisions of the plan.

Legacy stock option plan: Vested options can be exercised up to three years from the date of disability or until the option term expires (if sooner).

Termination - involuntary, not for cause

Current stock option plans: Unvested options continue to vest during the notice period, and options that are vested or become vested can be exercised up to 30 days after the notice period expires or until the option term expires (if sooner).

Legacy stock option plan: Vested options can be exercised up to 30 days from the date of termination or until the option term expires (if sooner).

- involuntary, for cause

Current stock option plans: All options are cancelled on the date of termination.

Legacy stock option plan: Vested options can be exercised up to 30 days from the date of termination or until the option term expires (if sooner).

- change of control or reorganization

Current stock option plans: For a change of control, options vest on a date determined by the HRC Committee before the change of control. For any other kind of reorganization, options are to be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Legacy stock option plan: Options will be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Other transfer or assignment of stock options	The holder of an option may not transfer or assign it other than by will, or as allowed by the laws of descent and distribution.

1.	Differences in termination provisions apply for US$ options where the executive has elected treatment as incentive stock options within the meaning of US Internal Revenue Code Section 422.

Performance stock options have the same termination provisions as the incentive stock options except for the following differences:

•	for retirement, performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. These options can be exercised until the later of three years after retirement, or 30 days after the date by which the share price targets must be met (or the date the option expires, if earlier), as long as the share price targets are met;
•	for death, unvested performance stock options are prorated and the plan assumes performance requirements have been met;
•	for involuntary termination not-for-cause, unvested performance stock options are prorated; and
•	for change of control, the plan assumes the performance requirements have been met.

Compensation governance

Enbridge’s compensation governance structure consists of the Board and the HRC Committee, with Mercer providing independent advisory support. The governance structure is reviewed annually against best practices and regulatory guidance.

Board and HRC Committee

The Board is responsible for the oversight of the compensation principles and programs at Enbridge. The HRC Committee approves major compensation programs and payouts, including reviewing and recommending the compensation for the President & Chief Executive Officer to the Board. The HRC Committee also approves the compensation for the other named executives.

The HRC Committee assists the Board in carrying out its responsibilities with respect to compensation matters by providing oversight and direction on human resources strategy, policies and programs for the named executives, senior management and the broader employee base, including compensation, equity incentive plans, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The HRC Committee provides oversight regarding the management of broader people-related risk and, in addition, specifically reviews the compensation programs from a risk perspective.

All members of the HRC Committee are independent under the independence standard discussed in this circular.

The members of the HRC Committee are Catherine L. Williams (chair), Charles W. Fischer, V. Maureen Kempston Darkes and Marcel R. Coutu.

For information on their Board committee participation, please refer to page 17 of this circular.

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Independent advice

The Enbridge Board of Directors has voluntarily chosen to comply with the revised listing standards of the New York Stock Exchange that were approved by the U.S. Securities and Exchange Commission in January, 2013 regarding compensation committees, including standards as to compensation advisors and compensation committee independence. As such, the HRC Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultants, outside legal counsel or other advisors (each, an Advisor) it retains. The HRC Committee may select or receive advice from an Advisor only after taking into consideration all factors relevant to the Advisor’s independence from management including:

•	the provision of other services to Enbridge by the Advisor;
•	the amount of fees received from Enbridge by the Advisor as a percentage of the Advisor’s total revenue;
•	the policies and procedures of the Advisor that are designed to prevent conflicts of interest;
•	any common shares owned by the Advisor; and
•	any business or personal relationship of the Advisor with a member of the HRC Committee or with an executive officer at Enbridge.

Although the HRC Committee is required to consider these factors, it is free to select or receive advice from an Advisor that is not independent.

Since 2002, Mercer, an independent Advisor, has provided guidance to the HRC Committee on compensation matters to ensure Enbridge’s programs are appropriate, market competitive and continue to meet intended goals. Advisory services include reviewing:

•	the competitiveness and appropriateness of executive compensation programs;
•	annual total direct compensation for the President & Chief Executive Officer and the Executive Leadership Team;
•	executive compensation governance; and
•	the HRC Committee’s mandate and related Board committee processes.

While the HRC Committee considers the information and recommendations Mercer provides, it has full responsibility for its own decisions, which may reflect other factors and considerations.

The HRC Committee chair reviews and approves the terms of engagement with Mercer every year. The terms specify the work to be done in the year, Mercer’s responsibilities and its fees. Management can also retain Mercer on compensation matters from time to time or for prescribed compensation services. The chair of the HRC Committee must, however, approve all services that are not standard in nature, taking into account whether or not the work would compromise Mercer’s independence.

Management and the HRC Committee engaged Mercer in 2015 to provide analysis and advice on various compensation matters. The following table provides a breakdown of services provided by and fees paid to Mercer and its affiliates (a significant portion of which relate to risk brokerage service fees paid to Marsh Inc., a Mercer affiliate) by Enbridge and its affiliates in 2015 and 2014:

Nature of work	Approximate fees 2015 ($)	Approximate fees 2014 ($)
Executive compensation-related fees[1]	557,811	318,648
All other fees[2]	2,733,507	3,900,098
Total	3,291,318	4,218,746

1.	Includes all fees related to executive compensation associated with the President & Chief Executive Officer and the Executive Leadership Team.
2.	Includes fees paid for other compensation matters that apply to Enbridge as a whole, such as pension actuarial valuations, renewal and pricing of benefit plans, evaluation of geographic market differences and regulatory proceedings support. Also includes non-compensation risk brokerage service fees ($405,192 in 2015 and $1,903,343 in 2014) paid to Marsh for services provided to our operating affiliates.

Compensation services received by Enbridge from Advisors are not sole-sourced from one provider; each situation and need is assessed independently, and other providers are used depending on the nature of the service required, and the qualifications of the provider. In 2015, Enbridge did not engage the services of other compensation consultants.

Advisory say on pay vote

While non-binding, the annual advisory vote on Enbridge’s executive compensation provides a key line of sight into how Enbridge shareholders view the reasonableness and performance of Enbridge’s executive compensation programs. The strong shareholder support for these programs (continually in excess of 90% approval) is taken as a vote of confidence in the appropriateness of the programs.

The approval rates for the prior three say on pay votes (as a percentage of shares voted) are given below.

Say on pay vote	2013	2014	2015
Votes in favour	94%	96%	96%

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Compensation risk management

The HRC Committee oversees Enbridge’s compensation programs from the perspective of whether the programs encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on Enbridge.

Enbridge annually conducts a comprehensive compensation risk assessment. This evaluation covers program design, governance (oversight and decision-making), policy alignment and best practice incorporation. Mercer provided input into the design of the assessment, reviewed management’s conclusions and provided its opinion to the HRC Committee in support of the conclusions reached by management.

Compensation risk mitigation practices

Enbridge uses the following compensation practices to mitigate risk:

•	a pay for performance philosophy that is embedded in the compensation design;
•	a mix of pay programs benchmarked against a relevant peer group in terms of both relative proportion and prevalence;
•	a rigorous approach to goal setting and a process of establishing targets with multiple levels of performance, which mitigate excessive risk-taking that could harm Enbridge’s value or reward poor judgment of executives;
•	compensation programs that include a combination of short-, medium- and long-term elements that ensure executives are incented to consider both the immediate and long-term implications of their decisions;
•	program provisions where executives are compensated for their short-term performance using a combination of safety, system reliability, environmental, financial and customer and employee metrics that ensure a balanced perspective and are a mix of both leading (proactive/preventative) and lagging (incident based) indicators;
•	performance thresholds that include both minimum and maximum payouts;
•	stock award programs that vest over multiple years and are aligned with overall corporate performance that drives superior value to Enbridge shareholders;
•	share ownership guidelines that ensure executives have a meaningful equity stake in Enbridge to align their interests with those of Enbridge shareholders;
•	an anti-hedging policy to prevent activities that would weaken the intended pay for performance link and alignment with Enbridge shareholders’ interests; and
•	an incentive compensation clawback policy that allows Enbridge to recoup over-payments made to executives in the event of fraudulent or willful misconduct.

The HRC Committee has considered the concept of risk as it relates to the compensation programs and has concluded that the programs do not encourage excessive or inappropriate risk taking and are aligned with the long-term interests of shareholders.

Share ownership

It is important for all Enbridge officers, including the named executives, to have a meaningful equity stake in Enbridge. Owning Enbridge common shares is a tangible way to align the interests of executives with those of Enbridge shareholders.

Target share ownership is a multiple of base salary, depending on position level, and executives are required to meet and maintain the target within four years of being appointed to the position. Executives can acquire Enbridge common shares by participating in the employee savings plan, exercising stock options or by making personal investments in Enbridge common shares. Personal holdings, and Enbridge common shares held in the name of a spouse, dependent child or trust, all count toward meeting the guidelines. Investments in Enbridge affiliates, as well as performance stock units, restricted stock units and unexercised stock options do not count toward meeting the guidelines (resulting in a more stringent threshold than typical practice).

Target and actual share ownership as of December 31, 2015

1.	Mr. Harper has until January 30, 2018 (four years from his date of appointment on January 30, 2014) to meet share ownership requirements.

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Hedging policy

Enbridge’s insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of Enbridge and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the named executive officer, as such positions delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving stock options (other than exercising options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

Clawback policy

The incentive compensation clawback policy allows Enbridge to recover, from current and former executives, certain incentive compensation amounts awarded or paid to individuals if the individuals engaged in fraud or willful misconduct that led to inaccurate financial results reporting, regardless of whether the misconduct resulted in a restatement of all or a part of Enbridge’s financial statements.

Termination of employment and change of control arrangements

Employment agreements

Enbridge has entered into employment agreements with each of the named executives. The terms in the agreements are competitive and part of a comprehensive compensation package that assists in recruiting and retaining top executive talent.

The agreements generally provide payments for executives in the case of involuntary termination for any reason (other than for cause) or voluntary termination within 150 days after constructive dismissal, as defined in each agreement.

Enbridge’s employment agreement policy specifies only double trigger voluntary termination rights in favour of an executive following a change of control event. The agreements with all named executives reflect this position.

Other restrictive covenants include:

Executive	Confidentiality provision	Non-competition/solicitation	No recruitment
Al Monaco	2 years after departure	1 year after departure	2 years after departure
John K. Whelen	2 years after departure	1 year after departure	2 years after departure
D. Guy Jarvis	2 years after departure	1 year after departure	2 years after departure
David T. Robottom	2 years after departure	During employment only	During employment only
C. Gregory Harper[1]	Continues following departure	1 year after departure	2 years after departure

1.	Mr. Harper’s agreement does not provide an end date to enforcement of the confidentiality provision.

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Other termination of employment

Additional compensation that would be paid to the named executives under various termination scenarios is described below.

	Type of termination	Base salary	Short-term incentive	Medium- and long-term incentive	Pension	Benefits
Voluntary	Resignation	None	Payable in full if executive has worked the entire calendar year. Otherwise, none.	• Performance stock units forfeited. • Vested stock options must be exercised within 30 days of resignation or by the end of the original term (if sooner).[1] • Unvested stock options are cancelled.	No longer earns service credits.	None
	Retirement		Current year’s incentive is prorated based on retirement date.

•  Performance stock units prorated for retirement date and value is assessed and paid at end of usual term.

•  Performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. They are exercisable until the later of three years after retirement or 30 days after the date by which share price targets must be met (or option expiry, if sooner), provided the share price targets are met.

•  Stock options continue to vest and can be exercised for three years after retirement (or option expiry, if sooner).

Post-retirement benefits begin

Involuntary	Termination not for cause constructive dismissal	Current salary is paid out in a lump sum (3x for CEO and 2x for other named executives)

The average short-term incentive award over the past two years is paid out in a lump sum (3x for CEO and 2x for other named executives)

plus

the current year’s short-term incentive, prorated based on active service during the year of termination.

•  Performance stock units are prorated to date of termination and value is assessed and paid at end of usual term.

•  Vested stock options must be exercised according to stock option terms[1].

•  Unvested stock options are paid in cash.

					Additional years of pension credit are added to the final pension calculation (three years for CEO and two years for other named executives).	Value of future benefits paid out in a lump sum (3x for CEO and 2x for other named executives).
	Termination change of control			• Performance stock units mature and value is assessed and paid based on performance measures achieved to date. • All stock options vest.

1.	Where applicable, both time and performance vesting conditions must have been met in order to be considered exercisable.

The table below shows the additional amounts that would have been paid if the named executive had been terminated on December 31, 2015 whether the termination was involuntary (without cause), constructive dismissal or termination following a change of control.

Executive	Base salary[1] ($)	Short-term incentive[2] ($)	Longer-term incentives[3] ($)	Pension[4] ($)	Benefits[5] ($)	Total payout ($)
Al Monaco	3,843,000	3,677,280	6,997,326	4,110,000	348,180	18,975,786
John K. Whelen	1,025,000	475,943	1,117,098	1,155,000	136,787	3,909,828
D. Guy Jarvis	1,101,800	731,968	1,601,118	1,004,000	149,182	4,588,068
David T. Robottom	1,071,600	705,591	1,703,572	1,356,000	136,662	4,973,425
C. Gregory Harper[6]	1,174,462	756,368	2,107,595	404,000	148,968	4,591,393

1.	Total for the severance period (three years for the President & CEO, two years for other named executives). Based on base salary as at December 31, 2015.
2.	Total for the severance period. Based on two times the average short-term incentive paid in the prior two years.
3.	In-the-money value of unvested incentive stock options and performance stock options as of December 31, 2015. Includes the value of outstanding performance stock units as of December 31, 2015 as though the grants had vested and performance at the Target Performance Level (as defined in the plan) as of the date of the change in control, resulting in a 1.0x performance multiplier.
4.	Value of the additional years of pension accrual over the severance period.
5.	Benefits include the annual flexible perquisite, flex credit allowance and savings plan matching contributions over the severance period plus an allowance for financial and career counselling.
6.	See page 84 for details on exchange rate used.

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Exchange rates

The table below shows the effective exchange rates used to convert US$ denominated compensation to CA$ for Mr. Harper and US peer group metrics. The table displays the value of 1 US$ in CA$.

Date	Exchange Rate	Average or daily rate	Used for
December 31, 2015	1.384	Daily exchange rate

US peer group metrics

Salary rate on December 31, 2015

2015 short-term incentive payout

Value of in-the-money unexercised options

Value vested or earned in 2015

Additional compensation upon termination

December 31, 2015	1.2787	Average-to-date	Salary from January 1, 2015 to December 31, 2015 2015 other compensation 2015 defined benefit compensatory change
March 2, 2015	1.2535	Daily exchange rate	2015 incentive stock option grant
January 2, 2015	1.1728	Daily exchange rate	2015 performance stock unit grant Salary rate on January 1, 2015
December 31, 2014	1.1601	Daily exchange rate	Salary rate on December 31, 2014 2014 short-term incentive payout
December 31, 2014	1.1045	Average-to-date	Salary from January 1, 2014 to December 31, 2014 2014 other compensation 2014 defined benefit compensatory change
March 13, 2014	1.1057	Daily exchange rate	2014 incentive stock option/performance stock option grant signing bonus
January 2, 2014	1.0633	Daily exchange rate	2014 performance stock unit/restricted stock unit grant

4. Loans to directors and senior officers

No current or former directors or officers of Enbridge or any of our subsidiaries, or their associates, had any loans with Enbridge or any of our subsidiaries at any time in 2015, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

This routine indebtedness consists solely of loans for relocating to another business location or incentive loans offered to new hires. We offered these types of loans to some officers in the past.

We have not granted, renewed or extended any loans to our directors and officers since Sarbanes-Oxley was enacted on July 30, 2002.

5. Directors’ and officers’ liability insurance

We have liability insurance for our directors and officers and those of our subsidiaries, to protect them against liabilities they may incur in their capacity as directors and officers. The Canada Business Corporations Act contains provisions regarding directors’ and officers’ liability coverage. We also review our coverage program on an annual basis, including benchmarking the level of directors’ and officers’ liability coverage to other energy and peer sized companies.

We maintain a coverage limit of US$290 million, which is subject to a deductible of US$1 million for each claim that we grant indemnification for. The insurance program renews annually on October 30 and the premium we paid for the current coverage year is approximately US$2.28 million net of applicable premium taxes.

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Appendix A – Shareholder Proposal

In this appendix, you and your mean holders of Enbridge common shares. We, us, our, company and Enbridge mean Enbridge Inc. Board or Board of Directors means the Board of Directors of Enbridge Inc.

Background

Qube Investment Management Inc. (Qube), on behalf of its clients, has submitted a shareholder proposal (the Qube Proposal) to be considered at our 2016 annual meeting of shareholders. The Qube Proposal, substantially in the form it was submitted to us, including supporting comments, is set out in italics below.

For the reasons set forth below under “Management’s Response”, the Board and management recommend that shareholders vote AGAINST the Qube Proposal.

Shareholder Proposal

“PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 years.

SUPPORTING STATEMENT

While the concept of the auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management’s own assertions) that a company’s financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at Enbridge since 1992.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates potential conflict of interest that is not in the shareholder’s best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with the client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

Management’s Response

The Board of Directors recommends that shareholders vote AGAINST the Qube Proposal.

The Board of Directors and its Audit, Finance and Risk Committee (AF&RC) have concluded that the governance procedures and professional standards currently in place provide the necessary checks and balances required to ensure the ongoing independence of the company’s external auditor, PricewaterhouseCoopers LLP (PwC), and the reliability of the company’s financial statements.

The concept of auditor rotation is not widely adopted in North America and the recommendations contained in the report entitled “Enhancing Audit Quality” (Report) published jointly by the Canadian Public Accountability Board and the Chartered Professional Accountants (CPA) Canada did not support either the mandatory rotation of auditing firms or mandatory tendering. While the

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Competition and Markets Authority (formerly the Competition Commission) in the United Kingdom believes that requiring companies to put their audits out to tender on a regular basis will encourage competition among audit firms, several potential disadvantages to this practice have also been identified by regulators and commentators, including:

•	a focus on fees, rather than audit quality;

•	a loss of knowledge base and expertise specific to the company’s business, which could increase costs, eliminate efficiencies and disrupt the company during the auditor onboarding process;

•	the potential for the company to be compelled, due to the imposition of an arbitrary time frame, to undertake a tendering process at a time when a change in auditor may not be in the best interests of the company or its shareholders; and

•	for large, complex public companies, the choice of external auditor may be limited to the four major North American audit firms possessing the expertise and infrastructure necessary to complete the audit, with that small pool potentially reduced further due to, among other things, possible conflicts arising from the provision of ongoing non-audit services.

While the Qube Proposal suggests that the imposition of a mandatory tendering process no less than every eight years is a compromise to a forced auditor rotation (which has been rejected by the Competition and Markets Authority in the United Kingdom), the Board of Directors believes that the end result could ultimately be the same as the AF&RC may be pressured to change auditor just to demonstrate that the process was effective, rather than focusing on the performance and independence of the incumbent auditor. In addition, it is always open to the AF&RC to conduct a tender process for the audit function if it thinks it necessary or appropriate. The Board of Directors believes that having in place a robust internal governance process over the external auditor, in addition to the professional obligations and standards imposed upon them by the applicable regulating bodies, is both adequate and effective in maintaining audit quality and establishing auditor independence.

To ensure proper governance and oversight, the AF&RC conducts a review of the company’s audit firm on an annual basis and makes a recommendation to the Board of Directors which, in turn, makes its recommendation to the company’s shareholders regarding the appointment of the external auditor for the upcoming year. In order to formulate its recommendation to the Board, the AF&RC carefully reviews the annual audit plan, the scope of work to be provided, the reasonableness of proposed fees, and the qualifications, independence, expertise and performance of the external auditor. During this process, the AF&RC establishes that the relationship the auditor has with the company in no way conflicts with the auditor’s ability to question the corporate financial statements on behalf of the shareholders, that those financial statements can be relied upon and that costs are being properly contained.

In addition, when examining the quarterly and annual financial statements, the AF&RC meets with management, the external auditor and the internal auditor both independently and together. This facilitates the AF&RC’s monitoring of the audit plan execution with emphasis on materially complex and risky areas of the audit as well as ongoing evaluation of the external auditor, including their independence.

The AF&RC also ensures that the lead audit partner is replaced after five consecutive years in accordance with applicable professional and regulatory requirements. The company’s lead audit partner was last replaced in 2014.

The Board of Directors does not favor mandatory auditor rotation or tendering and believes that the AF&RC should, with the support of the company’s shareholders each year, retain control over the engagement and term of the external auditors. This approach is consistent with, and supported by, the recommendations contained in the Report. The AF&RC will continue to closely monitor any regulatory developments and assess the performance and independence of the external auditor through our high standards in this area of governance.

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Appendix B

TERMS OF REFERENCE FOR THE

BOARD OF DIRECTORS

I.	INTRODUCTION

The primary responsibility of the Board of Directors is to foster the long-term success of the Corporation consistent with the Board’s fiduciary responsibility to the Corporation, and to maximize shareholder value.

The Board operates by delegating certain of its authorities to management, including spending authorizations which are dealt with in the Corporation’s General Authority Guidelines, and by reserving certain powers to the Board. The legal obligations of the Board are described in Section VII. Subject to certain legal obligations and to the Articles and By-Laws of the Corporation, the Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, electing Board committees and committee Chairs, and determining Directors’ compensation. The Board’s principal duties fall into seven categories (described below).

II.	SELECTION OF SENIOR MANAGEMENT

The Board has the responsibility:

A.	for the appointment and succession of the Chief Executive Officer and for monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

B.	to consider the advice of the CEO and the recommendations of the Human Resources & Compensation Committee in approving the appointment and remuneration of officers;

C.	to ensure that plans have been made for management succession; and

D.	to monitor the training of senior management.

III.	MONITORING AND ACTING

The Board has the responsibility:

A.	to monitor the Corporation’s progress towards its goals and, through management, to revise and alter the Corporation’s strategic plans in light of changing circumstances;

B.	to review and approve the annual budget, annual financing plans, any payment of dividends and new financings;

C.	to review and approve quarterly financial reports and the annual report;

D.	to take reasonable steps to ensure the integrity and effectiveness of the Corporation’s internal control and management information systems; and

E.	to monitor the actions of management, including achievement of strategic plans and objectives and a review of quarterly reports.

IV.	RISK OVERSIGHT AND MANAGEMENT

The Board has the responsibility:

A.	to take reasonable steps to identify the principal risks of the Corporation’s businesses, establish the risk tolerance of the Corporation and ensure the implementation of appropriate systems to monitor, manage and mitigate such risks;

B.	to consider reports on capital commitments and expenditures for major projects relative to approved budgets;

C.	to consider reports on operational risk management;

D.	except to the extent that responsibility is delegated to another Board committee, to review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

E.	to review the quality and adequacy of risk-related information provided to the Board by management to ensure the Board is made aware of the Corporation’s material risks on a timely basis and has sufficient information and understanding to evaluate these risks, how they may affect the Corporation and how management addresses them; and

F.	to oversee the Board’s risk management governance model by conducting periodic reviews with the objective of appropriately reflecting the principal risks of the Corporation’s business in the terms of reference for the Board and its committees.

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Management has the responsibility to ensure that the Board is kept well informed of these changing risks on a timely basis.

V.	STRATEGY DETERMINATION

The Board has the responsibility:

A.	to review the strategic plan, including strategies and policies which are used to develop the strategic plan, and which support the achievement of the Corporation’s goals; and

B.	to monitor progress in respect of the achievement of the goals established in the strategic plan and to initiate corrective action when required.

VI.	POLICIES AND PROCEDURES

The Board has the responsibility:

A.	to review and monitor compliance with all significant policies and procedures by which the Corporation is governed and operated; and

B.	to require that management of the Corporation operate at all times within applicable laws and regulations and to the highest ethical and moral standards.

VII.	COMPLIANCE REPORTING

The Board has the responsibility:

A.	to require that the financial performance of the Corporation be adequately reported to shareholders and other relevant stakeholders[1] on a timely and regular basis;

B.	to require that the financial results of the Corporation are reported fairly and in accordance with applicable laws and generally accepted accounting principles; and

C.	to require the timely reporting of any developments that have a significant and material impact on the value of the securities of the Corporation.

VIII.	SHAREHOLDER RELATIONS AND CORPORATE COMMUNICATIONS

The Board has the responsibility:

A.	to require that the Corporation have in place a policy to enable the Corporation to communicate effectively with its shareholders, stakeholders and the public generally; and

B.	to report annually to shareholders on the Board’s organization, activities and stewardship for the preceding year (in the Annual Report).

Consistent with its commitment to encouraging effective communication with shareholders, the Board will provide shareholders with a non-binding, advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular (commonly referred to as “Say on Pay”), commencing at the 2011 annual shareholders’ meeting and thereafter periodically as determined by the Board.

IX.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for directing management to ensure that legal and regulatory requirements are met, and that documents and records are properly prepared, approved and maintained, and delegates to the Corporate Secretary the preparation and maintenance of records of the Corporation and all subsidiaries, including, but not limited to, articles and by-laws and any amendments thereto, unanimous shareholder agreements, minutes of meetings and resolution of shareholders, notices and securities registers of the Corporation, at the Corporation’s registered office or at any other place in Canada deemed appropriate by the Corporate Secretary; and

B.	Canadian law identifies the following as specific legal requirements for the Board:

(i)	to “manage” the business and affairs of the Corporation (Canada Business Corporations Act (the “CBCA”); including the relationships among the Corporation, its subsidiaries and affiliates, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation;

[1]	Stakeholders include employees, customers, suppliers, regulators, governments, and the communities in which the Corporation operates.

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(iii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances;

(iv)	to act in accordance with the Board’s obligations contained in the CBCA, the securities laws of applicable provinces and territories of Canada, other relevant legislation, regulations and policies, and the Corporation’s Articles and By-Laws;

(v)	to recommend the appointment of an auditor to the shareholders and fix the remuneration of the auditor if not fixed by the shareholders;

(vi)	pursuant to the CBCA, the following matters must be considered by the Board as a whole:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the Directors or in the office of auditor;

(c)	authorize the issuance of securities;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	the payment of a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(g)	approve any required management proxy circulars;

(h)	approve any required take-over bid circulars or Directors’ circulars;

(i)	approve any required financial statements; and

(j)	adopt, amend or repeal the By-Laws of the Corporation.

Enbridge Inc. 2016 Management information circular        89

The Global 100 Most Sustainable Corporations in the World highlights global corporations that have been most proactive in managing environmental, social and governance issues. In January 2016, Enbridge was named to the Global 100 for the seventh straight year, and 10th time overall. Enbridge is ranked No. 46 worldwide–up from our No. 64 overall ranking in 2015–and third among Canadian corporations.

In 2015, DJSI named Enbridge to both its World and North America index. The DJSI indices track the performance of large companies that lead the field in terms of sustainability, financial results, community relations and environmental stewardship. Enbridge has been included in the North America Index eight times in the past nine years, and named to the World Index six times, including the past four years running.

200, 425 – 1st Street S. W. Calgary, Alberta, Canada T2P 3L8 Telephone: 403-231-3900 Facsimile: 403-231-3920 Toll free: 800-481-2804 enbridge.com

Proxy form
Registered holders of common shares Your common shares give you the right to vote at our 2016 annual meeting of shareholders.

This proxy is solicited by management and our board of directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form.

You can vote in person at the meeting, or vote by proxy using this form.

When

Thursday, May 12, 2016

1:30 p.m. mountain daylight time (MDT)

Where

BMO Centre, Stampede Park

Palomino Room

20 Roundup Way SE

Calgary, Alberta, Canada

Two ways to vote — in person or by proxy

You can vote on several items of Enbridge business at our upcoming annual meeting of shareholders. If you are voting by phone or on the internet, you will need your 13-digit control number, which appears in the lower left corner of this form.

A	Vote in person

If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CST Trust Company, our transfer agent and registrar for our shares.

B	Vote by proxy
Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
You can vote by proxy in one of four ways:

●   Online — Go to www.cstvotemyproxy.com and follow the instructions on screen

●   By phone — Call
1.888.489.7352 toll-free and follow the instructions

●   By fax — Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

● By mail — Complete, date and sign this form and mail it to: CST Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario Canada M1S 0A1
If you are voting by proxy, CST Trust Company must receive your voting instructions by 6 p.m. MDT on Tuesday, May 10, 2016 regardless of the voting method.

1.	Appoint a proxyholder You can appoint an Enbridge officer to be your proxyholder, or choose someone else to attend and vote on your behalf.
☐ You appoint Al Monaco, or failing him, David A. Arledge

☐    You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder):

(please print name)
You can also appoint a proxyholder on the internet. Follow the instructions on screen.

2.

Give us your voting instructions

Our board of directors recommends that shareholders vote FOR all of the resolutions below except the “vote on the shareholder proposal” which our board of directors recommends you vote AGAINST.

The common shares represented by this proxy form will be voted for or against, withheld from voting or abstained from voting according to your instructions, including on any ballot that may be called. If you do not specify how you want to vote your common shares:

•   the Enbridge officer you appointed as your proxyholder in section 1 will vote FOR each of the items below except the “vote on the shareholder proposal” item which the Enbridge officer you appointed as your proxyholder in section 1 will vote AGAINST; or

•   the other proxyholder you appointed in section 1 can vote as he or she sees fit.

If there are any amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment.

Elect the directors
		For	Withhold			For	Withhold
1.	David A. Arledge	☐	☐	7.	Al Monaco	☐	☐
2.	James J. Blanchard	☐	☐	8.	George K. Petty	☐	☐
3.	Marcel R. Coutu	☐	☐	9.	Rebecca B. Roberts	☐	☐
4.	J. Herb England	☐	☐	10.	Dan C. Tutcher	☐	☐
5.	Charles W. Fischer	☐	☐	11.	Catherine L. Williams	☐	☐
6.	V. Maureen Kempston Darkes	☐	☐

Appoint the auditors
Appoint PricewaterhouseCoopers LLP as auditors.	For	Withhold
	☐	☐
Have a “say on pay”
Vote on our approach to executive compensation.	For	Against	Abstain
	☐	☐	☐

While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

Vote on the shareholder proposal
Vote on the shareholder proposal set out in Appendix A to our Management Information Circular dated March 8, 2016 regarding request for proposals for the engagement of the external auditor every eight years.	For	Against	Abstain
	☐	☐	☐

3.

Sign and date

If you are sending us your vote by fax or mail, you must sign here for your vote to be counted.

When you sign here, you are:

•   authorizing your proxy-holder to vote according to your voting instructions at Enbridge’s 2016 annual meeting of shareholders, or any adjournment; and

•   revoking any proxy that you previously gave for this meeting.

If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form.

For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign.

Your name
(please print exactly as it appears on the front of this form)

Your signature
(you must sign here)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position and signature
(complete this if you are signing by power of attorney on behalf of a corporation, estate or trust)

4.
Send us your voting instructions right away If you are voting on the internet or by phone, you need to complete your voting instructions by 6 p.m. MDT on Tuesday, May 10, 2016.

If you are voting by fax or mail, CST Trust Company must receive your completed form by 6 p.m. MDT on Tuesday, May 10, 2016.

If the meeting is postponed or adjourned, we must receive it at least two business days before the start of that meeting.

You can vote by proxy in one of four ways:

	Online	By mail

Go to www.cstvotemyproxy.com and follow the instructions on screen

By phone

Call 1.888.489.7352 toll-free and follow the instructions

By fax

Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

Complete, date and sign this form and use the envelope provided or mail to: CST Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario, Canada M1S 0A1
Remember to fax both pages of this form.